
06014547

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tata Motors

*CURRENT ADDRESS

B

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3768 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/21/06

82-3768


TATA

ARLS 2-31-06

TATA MOTORS

61st Annual Report 2005 - 2006




TATA

AUTO EXPO 2006







Mr Ratan Tata, Chairman - Tata Motors and Mr Sergio M :hionne, CEO - Fiat S.p.A. at the Auto Expo 2006.
The two companies jointly displayed their products at t Auto Expo 2006.
In September 2005, the Company signed an MOU with T S.p.A to explore strategic alliance opportunities of mutual inter culminating in the first intiative of the Company becom the distributor of FIAT.

GENEVA AUTO SHOW 20



Mr Ravi Kant,
Managing Director - Tata Motors
at the 76th Geneva Auto Show.
The Company displayed
the Tata Cliffrider, a Multi-Utility
Lifestyle Vehicle concept.

Annexure to Directors' Report

Information as per Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended March 31,2006

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Experience (Years)	Date of Joining	Last employment Designation-period
1	Agrawal Keshav*	60	Deputy Manager (Materials)	1,022,068	785,566	B.Com., D.B.M	41	4-Mar-1973	Raja Bahadur Motilal Poona Mills, Store Clerk - 9 yrs
2	Ahire Vijay*	60	Senior Manager (Technical Services)	1,613,407	1,022,217	B.E. (Mech.)	37	2-Jun-1969	Armament Research & Dev. Est. Sr. Scientific Asst. - 5 months
3	Ahmad Tufail*	60	Deputy Foreman	405,645	343,860	SSC	41	18-Jan-1964	-
4	Akarte Ramesh*	60	Vice President (ERC)	7,019,288	3,946,258	M.Tech (Machine Design)	38	11-Jan-1969	Dir Tech Education, Asst. Lecturer - 1 yr
5	Ambardekar Shrikrishna	55	General Manager (Vehicle Factory, CVBU - Pune)	3,904,788	2,446,534	B.E. (Mech.)	34	5-Sep-1972	-
6	Ansari Mohammed*	58	Engineer (Production)	682,800	556,492	FTA	39	1-Jan-1966	-
7	Arora Udik*	60	Senior Manager (Employees Serivces & IR)	1,146,438	880,108	PG D. (Mkt.Mgmt), PG.D. (Hosp. Mgmt)	40	1-Oct-1981	Indian Army (Battery Command Service) - 15 yrs
8	Arya Atam Prakash	58	President (Heavy & Medium Commercial Vehicle)	10,622,269	6,595,846	B.Sc., Engg (Mech.)	36	11-Jul-1996	H.A.L., General Manager - 27 yrs
9	Balachandran M*	60	Deputy Manager (Govt & Institutional Sales)	1,393,269	903,379	B.A	37	1-Jun-1968	-
10	Balasubramanian Venkataraman	58	General Manager (Passenger Cars-ERC)	2,481,311	1,585,440	M.Tech (Mech.)	35	1-Sep-1971	-
11	Bandivadekar P	45	Chief Operating Officer (Tata Motor Finance)	2,872,011	1,834,990	B.E., Diploma (Taxation Law) Diploma (Computer)	23	17-Jul-2000	Siemens Ltd., Chief Manager (Corporate Treasury) - 13 yrs
12	Banerji Shyama Prosad	56	Head-Internal Audit (Supply Chain & Manufacturing)	3,442,783	2,148,081	B.Tech. (Mech), P.G.D.B.M, F.I.C.W.A	34	1-Mar-1982	Brooke Bond India Ltd, Manager, Management Services - 8 yrs
13	Bansal Raj*	60	Manager (Truck III)	1,704,261	1,077,506	AMIE (Mech.)	38	10-Mar-1967	-
14	Bapna Mahendra Lal	56	Chief Executive Officer (HVAL & HVTL)	3,370,333	2,148,908	B.E. (Mech), Diploma (Computer)	34	1-Sep-2001	New Holland Tractors, Head of Mfg & Eng - 5 yrs
15	Bedekar V N	58	General Manager (Materials)	4,459,923	2,801,650	B.E. (Mech), P.G.D.B.M	36	5-Jul-1971	-
16	Bhalla Rajendrakumar*	60	Manager (Production)	2,258,718	1,343,624	AMIE (Mech)	39	10-Mar-1967	-
17	Bhasin Satinder	56	Assistant General Manager (Foundry)	2,547,037	1,637,903	B.E. (Elec.)	20	21-Jul-1990	Noduron Founders Maharashtra Ltd, General Manager - 5 yrs
18	Bhatia Premnath*	60	Deputy Manager (Standardisation)	783,026	648,033	Diploma (Mech.)	39	17-Mar-1974	Ruston & Hornsby (I) Limited, Draughtsman - 8 yrs
19	Bhatia Vinay*	60	Divisional Manager (Price Panel)	2,740,562	1,579,625	AMIE (Mech.), P.G.D.B.M	40	10-Mar-1967	Bharat Heavy Electricals Ltd, Manu/Prodn/Operations Overseer - 1 yr
20	Bhattacharya Avijit	36	Assisstant General Manager (Corporate Affairs)	2,903,510	1,844,746	B.Tech. (Elec.), P.G.D.M (Finance & Sys.)	12	16-Jun-2003	Tata TD Waterhouse Securities - Chief of Operations - 3.4 yrs
21	Bhattacharya Deb*	60	Deputy Manager (Design Coordination)	895,705	668,152	Diploma (Mech.)	38	10-Mar-1967	-
22	Bijlani Ramesh	58	Head (NPI Projects), CVBU	3,605,344	2,276,410	B.Tech. (Elec.), MMS	35	1-Jun-1971	-
23	Borwankar Satish	53	General Manager (Manufacturing)	3,876,444	2,460,809	B.Tech. (Mech.)	32	2-Aug-1974	-
24	Bose Tanmoy*	60	Assistant Manager (HPML)	1,011,185	716,781	B.Sc., Engg (Mech.)	38	31-May-1967	-
25	Bramhe D K	55	Head (Enterprise Risk Management)	3,711,590	2,344,968	B.E. (Elect), D.M.S	32	2-Apr-1980	G.K.W.Ltd Development Engineer - 7 yrs
26	Chandakkar Gajanan*	60	Divisional Manager (Materials Planning & Purchase)	1,586,599	1,027,855	B.E. (Mech.)	38	7-Aug-1973	Kirloskar Pneumetic Ltd, Jr. Engineer - 4 yrs
27	Chaubal S*	54	Chief (CV Finance) - Tata Motor Finance	2,236,957	1,588,486	B.Sc., MBA	29	13-May-1996	Escorts Ltd, DGM (HCD Parts) - 3.5 yrs
28	Chinoy R	57	Head (Utility Vehicle Product Group)	2,714,435	1,728,542	B.E. (Mech.)	35	23-Aug-1971	-
29	Dacunha F.*	56	Executive Director - Erstwhile Tata Finance Ltd	10,029,437	6,106,135	B.Sc. (Hons), MMS	34	1-Oct-2001	Tata SSL Ltd, Jt. Managing Director - 8 yrs
30	Daniel Kochuparmpil*	60	Assistant Officer	411,040	375,384	SSC	39	12-Oct-1966	-
31	Deenadayalu .*	52	Head (Product Management & Technical Support)	862,981	634,599	B.Sc., Diploma (Automobile)	27	16-Nov-1978	-
32	Desai Shashikant*	60	Assistant Manager	1,058,471	787,034	B.Com.	35	6-Jul-1973	Swastik Rubber Products Ltd, Stenographer - 3 yrs
33	Dhanda C*	60	Divisional Manager (AMC - CVBU)	1,713,270	1,095,900	Diploma (Mech.)	38	10-Mar-1967	-
34	Dharman Puliparambil*	60	Deputy Manager (Production)	1,224,526	810,332	Non Matric	43	10-Jan-1968	Sylej Engineering Works, Die Maker - 2 yrs
35	Dua Anil	59	General Manager (Technical)	2,404,980	1,528,846	B.E.(Mech), M.Tech (Industrial & Prodn.)	36	5-May-1970	-
36	Dube Rajiv	44	Senior Vice President (Manufacturing & Commercial -Passenger Cars)	7,010,694	4,419,723	B.E. (Mech), P.G.D.B.M	23	1-Apr-1998	Tata Industries Ltd, General Manager - 1 yr
37	Dutt Nabendu	56	Deputy General Manager (HRD & Production Services, Jamshedpur)	2,447,668	1,567,155	B.Sc., Engg (Mech), P.G.D (Indust. Engg.)	33	22-Jul-1974	Hindustan Steel Ltd, Graduate Engineer - 4 months
38	Gajendragadkar Abhijit	43	Chief Internal Auditor	4,634,489	2,900,436	B.E. (Elect), C.A, MMS (Finance)	20	21-Jul-2004	Accenture India Pvt Ltd, Associate Partner - 16 yrs
39	Ganguli Prasant*	60	Senior Manager (Foundry)	1,509,978	1,004,416	B.E. (Metallurgy)	36	1-Aug-1969	-
40	Ghosh R K	59	Vice President (Customer Care)	4,757,454	3,030,406	M.Tech., M.B.A	35	15-Oct-1970	-
41	Girotra Kulbhushan	58	Vice President (Lucknow Works & Fully Built Vehicle)	3,896,609	2,473,477	B.Tech. (Mech), M.E. (Prodn. Engg.)	33	14-Jan-1981	W.I. Ltd., Manager - Prodn.Engg -1 yr
42	Gokhale Niranjan*	39	Head (Sectorial Initiatives)	1,174,198	871,652	B.E. (Mechanical), MBA - Finance MS Industrial & Systems Engineering	12	1-Jun-2004	Tata Strategic Mgmt Goup, Managing Consultant - 3.5 yrs
43	Goru Bhaskar*	60	Material Officer	384,909	286,698	SSC	41	21-Oct-1964	-
44	Gujrathi Vasudeo	57	General Manager (Electronics)	3,315,535	2,133,091	B.E. (Electronics & Telecommunications)	35	16-Oct-1991	Advani Oerlikon Ltd, DGM (Tech, Acquisition & Dev) - 14 yrs
45	Gupta Ashok	57	Deputy General Manager (Auto Projects)	2,458,620	1,571,287	B.E.(Mech.), M.Tech (Indus.& Mgmt Engg.)	34	8-Dec-1972	-
46	Gurav Prakash	52	Vice President (Corporate Finance-Accounts & Taxation)	4,731,643	3,010,749	M.Com., A.C.A.	27	1-Nov-2001	Finolex Cables Ltd, C.F.O.- 1 yr
47	Hiray Shrikant	58	General Manager (Projects)-PCBU	5,337,918	3,373,235	B.E. (Mech.)	37	18-Aug-1969	-
48	Iyer Natarajan*	51	Project Head PCBU	2,133,067	1,468,923	B.Tech. (Elec.), PGDM (Gen Mgmt.)	28	21-Sep-2004	Cosmo Ferrites Ltd., President - 1 yr
49	Jain S	58	Chief Operations - Tata Motor Finance	3,226,378	2,050,251	B.Com., C.A.	36	13-Jul-1970	-
50	Jayanti Achuta*	60	Assistant Manager (Finance)	1,031,483	740,315	SSLC	41	13-Jul-1964	-
51	Joglekar Dilip	56	Assistant General Manager (Health Services)	2,686,002	1,717,002	MBBS (Medicine)	32	16-Sep-1974	-
52	Joshi Arun*	60	Senior Manager (Administration)	963,374	635,618	SSC	38	4-Mar-1969	Cooper Engineering Ltd, Stenographer - 2 yrs
53	Joshi Shridhar	53	Deputy General Manager (Quality Assurance)	3,042,587	1,933,667	B.E. (Mech.)	32	1-Mar-1974	-
54	Julka Narendrakumar*	60	Manager (Production)	1,429,876	851,150	FTA	43	7-Nov-1962	-
55	Kadle P P	49	Executive Director (Finance & Corporate Affairs)	16,285,590	10,546,498	B.Com. (Hons), A.C.A Grad.C.W.A, A.C.S	26	25-Oct-1996	Tata Infor. Sys.Ltd., Vice president (Finance) - 5 yrs
56	Kamat Prakash*	60	Divisional Manager (Commercial Vehicle - ERC)	2,639,872	1,610,134	M.E. (Mech.), D.B.M.	38	7-Jun-1972	Premier Automobile Ltd, Jr. Engineer- 4 yrs
57	Kant Ravi	61	Managing Director	16,982,486	10,918,272	M.Sc.-Mgmt.Tech-Univ.of Aston U.K, B.Tech.(Hons) Metallurgical	39	1-Feb-1999	Philips India Ltd., Director -1 yr
58	Kapur Anil	48	Regional Manager (CVBU) - North	2,612,264	1,664,802	B.Sc., Engg (Elect.), P.G.D.B.M	24	12-Jul-1982	-
59	Karkare Kishore*	60	Senior Manager (Tool Engineering)	1,661,731	1,135,509	B.E. (Mech.)	34	2-Nov-1973	The Mysore Kirloskar Ltd., Trainee Engineer - 2 yrs
60	Kaul Rajinder	53	Assistant General Manager (Auto Projects)	2,685,043	1,757,948	B.E. (Mech.)	32	5-Mar-1979	Bharat Forge Ltd, Sales Officer - 2 yrs
61	Kaur Tripat*	60	Senior Medical Registrar	556,831	455,939	MBBS (Medicine)	33	13-Jul-1972	-
62	Kirolikar Chandrakant*	53	Manager (Design)	534,411	447,190	B.E. (Mech)	30	1-Oct-1975	-
63	Krishnamurthy V	56	Assistant General Manager (Auto Production)	2,686,002	1,694,169	B.E. (Mech.)	34	17-Aug-1974	SIMCO Meters Ltd, Jr. Dev. Engineer - 2 yrs
64	Krishnan S	51	Head (Car Product Group)	5,289,220	3,402,408	B.Sc., D.B.M, A.M.B.I.M (London)	30	15-Jul-1996	Mahindra & Mahindra Ltd, Dy. General manager - 4 yrs
65	Krishnaswami Venkatanarayana*	60	Assistant General Manager (Commercial Vehicle -ERC)	3,131,091	1,822,793	B.Tech. (Mech), M.Tech (Prodn.)	36	30-Sep-1969	-
66	Kulkarni Mohan	53	Assistant General Manager (Construction,CPED & Environment)	2,575,151	1,632,073	M.E. (Civil), L.L.B.	31	20-Feb-1978	Central Water Power Research Station, Research Asst. - 2 yrs
67	Kulkarni Vikram	48	Assistant General Manager (Project Management)	2,506,660	1,620,927	B.Tech. (Mech.)	28	1-Jul-1978	-
68	Laghate Shriram*	60	Senior Manager (Vehicle Despatch)	1,567,163	1,012,353	B.Com.	42	16-Oct-1967	Semiconductors Ltd, Store Assistant - 1 yr
69	Mahajan Satish*	60	Senior Manager (Technical Services)	1,420,461	958,136	B.E. (Mech.)	37	17-Mar-1970	M/s Special Steels Ltd, Shift Engineer - 5 months
70	Mahale D*	60	Divisional Head (International Business)	2,429,662	1,437,770	M.Sc. (Science), MMS (Others)	37	7-Mar-1968	-
71	Maller Shyam	46	President - Concorde Motors (India) Ltd	2,950,191	1,927,576	B.E. (Mech.), P.G.D.B.M	19	22-Jul-2002	Orix Auto Finance, Sr.VP & Chief Marketing Off. - 2 yrs

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Experience (Years)	Date of Joining	Last employment Designation-period
72	Mani Raman .	59	Head (Car Product Group)	3,978,834	2,513,705	B.Sc. ,Engg. (Mech.)	37	18-Jun-1968	-
73	Mani Shyam	52	Vice President (Sales & Marketing) - CVBU	5,268,250	3,344,861	B.Tech	31	23-Oct-2000	Kinetic Engg Ltd, Vice president (Sales & Mktg) - 1.5 yrs
74	Mankad Akshaykumar	55	Head (Car Plant)	2,358,474	1,476,796	B.E. (Elec.)	34	19-Apr-2005	M/s Mahindra & Mahindra Ltd, DGM - 13 yrs
75	Mattaparti Venkata Satyanarayana*	60	Assistant Manager (Training)	674,587	483,074	Diploma (Mech.)	44	2-Oct-1961	-
76	Menon Rajamanikkan	59	Head (ACGL)	3,041,209	1,952,745	B.E. (Met)	36	13-Apr-1970	-
77	Mishra Uday Kant	54	General Manager (Materials)	3,485,737	2,202,071	B.Sc., Engg (Mech), P.G.D.B.M	31	6-Nov-1974	-
78	*Mitra Probir*	*58*	*General Manager (Information Technology)*	*3,026,535*	*1,940,483*	*B.Com., P.G.D.B.M*	*36*	*7-Sep-1970*	-
79	Modak Omprakash*	60	Divisional Manager (Quality Assurance)	1,499,957	1,011,648	MDBA (Business Admn.), Diploma (Mech.)	40	15-Feb-1977	Pittie Tractors Ltd, Asst. Manager - 4 yrs
80	Murmu K S*	60	Deputy Foreman	387,388	344,648	SSC, ITI (Fitting)	37	9-May-1968	-
81	Natekar Wasudeo	59	Deputy General Manager (Foundry)	2,916,834	1,840,311	B.E. (Met)	37	13-Apr-1970	Navgire & Co, Engineer - 5 months
82	Nigam Umesh*	39	Manager (Finance)	309,422	281,644	M.Com., C.A.	8	24-Dec-1997	-
83	P Vijaykumar .	54	Head (Organisation & Dealer Development)	2,677,913	1,736,599	B.Com, P.G.D.B.M.	33	1-Feb-2005	Tata Finance Ltd, Chief - PC Finance - 5 yrs
84	Pal Amitabha	57	Deputy General Manager (PP, Contracts & ICR, Jamshedpur)	3,252,157	2,037,967	B.E. (Mech.), P.G.D.B.M, I.C.W.A	35	18-May-1971	-
85	Pandey Ram*	60	Manager (Jamshedpur, CVBU Truck - I)	1,920,598	1,119,991	Diploma (Mech.)	44	2-Oct-1961	-
86	Paralkar Manohar	58	General Manager (Corporate HR)	3,470,513	2,191,200	M.A.	36	5-Mar-1974	Tata Relief Committee, HR- 1 yr
87	Parekh Bharatkumar	50	Deputy Chief (Strategic Sourcing)	2,728,441	1,738,842	B.Tech (Mech.), P.G.D.B.M.	27	10-May-1980	K S Diesels Ltd,Graduate Engineer Trainee - 6months
88	Patangay Prakashrao*	60	Senior Manager (Auto Projects)	1,240,539	932,596	B.E. (Mech.), MMS (Mgmt.)	37	3-May-1974	Bharat Electronics Ltd, Engineer - 6 yrs
89	Patni Tilok	58	Head (Manufacturing Operations)	2,821,721	1,789,913	B.E. (Mech.)	36	11-Jan-1972	Hindustan Aeronautics Ltd., Graduate Trainee - 1 yr
90	Peter J	50	Chief Financial Officer-Tata Motor Finance	3,213,505	2,114,299	B.Com., C. A.	25	16-Jul-2001	ION Exchange(I) Ltd, Group Vice President - 3 yrs
91	Phalke Abhay	49	Head (Shared Services)	3,071,259	1,954,207	B.Com., M.B.A. (Mgmt.)	27	25-Jul-1979	-
92	Phanishayee Srigiripuram*	60	Divisional Manager (Capacity Planning)	2,445,409	1,484,543	B.E. (Mech.)	38	19-Aug-1969	Mahindra & Mahindra Ltd, Jr. Engineer - 1 yr
93	Ponkshe Shamprasad*	48	Divisional Manager (Development - ERC)	556,613	457,927	B.E. (Mech.)	26	3-May-2002	Kinetic Engineering Ltd, AGM (R & D) 3 yrs
94	Prabhu Krishna*	60	Senior Manager (Planning)	2,583,424	1,534,490	Diploma (Mech.)	37	3-Nov-1969	S S Miranda Private Ltd, Apprentice Engineer - 1 yr
95	Puri A	51	Deputy General Manager (Government Affairs & Collaboration)	3,143,962	1,986,221	B.Tech (Electrical)	31	1-Aug-1975	-
96	Purohit Rameshchandra*	60	Manager (Auto Projects)	1,408,153	1,065,480	B.E.(Mech.), D.B.M, M.M.S. (Business Mgmt.)	35	15-Nov-1975	Motor Industries Company, Asst.Engineer - 1 yr
97	Rajarao M V	58	Vice President (Manufacturing, Pune)	5,437,612	3,443,687	B.E. (Met.)	36	13-Apr-1970	-
98	Ramakrishnan C	50	Vice President (Chairman's Office)	6,948,617	4,381,414	B.Com., C.A., I.C.W.A.	26	27-Nov-1980	Balmer Lawrie& Co, Trainee - 1 yr
99	Ramakrishnan R	42	Head - Sales & Marketing (Medium & Heavy Trucks)	2,672,983	1,746,286	B.E. (Mech.)	21	8-Nov-1985	-
100	Ravishankar Seturam	52	General Manager (Engineering Systems, ERC)	3,577,971	2,306,699	B.Tech. (Mech.)	30	2-Jul-1976	-
101	Rebello A I	59	Chief (Tata Motor Finance)	4,270,830	2,707,013	B.Tech, P.G.D.B.A.	35	1-Feb-1996	Tata Exports, General Manager - Imports - 8 months
102	Roy Prasant*	60	Manager (PPC)	2,012,014	1,204,621	Diploma (Mgmt.), Diploma (Mech.)	38	14-Mar-1967	-
103	Roy Ram*	60	Material Officer	397,010	347,890	Degree Part I, Polytechnic (Turner)	40	14-Jan-1965	-
104	Sait Zackria	58	General Manager (Technical Services)	3,690,696	2,338,750	B.Tech (Mech.), P.G.D.B.M	35	17-May-1971	-
105	Saksena S	47	Assistant General Manager (UV Product Group)	2,495,794	1,627,246	B.Tech (Mech.), P.G.D. B.M	26	15-Nov-1980	-
106	Sampath Rajagopala	59	General Manager (Powertrain-ERC)	2,636,849	1,697,947	M.Tech (Mech.)	37	3-Oct-1969	-
107	Sarathchandran Viswanathan*	60	Divisional Manager (Electricals - ERC)	1,807,694	1,060,286	B.E. (Elec.), ME (Appl. Electronics), D.B.M	37	12-Oct-1968	-
108	Sardesai Dilip*	45	Manager (Auto Systems)	1,363,867	987,394	B.E. (Mech.)	23	20-Aug-1982	-
109	Sarkar Shubhra*	60	Senior Medical Registrar	1,296,710	943,899	MBBS (Medicine)	31	18-Dec-1974	-
110	*Sarma Syam**	*60*	*Senior Manager (ERC Experimental Shop)*	*1,137,568*	*870,798*	*M.E. (Mech.)*	*31*	*30-May-1974*	*Aluminium Corp.Of India Ltd, Asst. Engineer - 7 months*
111	Sastabhavan Jyotidran	43	Assistant General Manager (Strategic & Business Plannning - ERC)	2,419,642	1,550,847	B.E.(Met.), M.B.A., L.L.B.	23	1-Jul-1983	-
112	Saxena A.	49	Deputy General Manager (Lucknow Works)	2,704,224	1,751,827	B.E. (Mech.), I.C.W.A	30	2-Jul-1976	-
113	Sayyed Ahmedali*	60	Manager (Human Resource)	1,203,246	820,805	B.Com., L.L.B.	42	23-May-1970	Chief Engineers Office (Poona & Rajasthan), Admn., Clerk - 7 yrs
114	Seal Rabindranath*	60	Manager (Quality Assurance)	833,101	646,795	B.Sc., Diploma (Mech.)	35	5-Jan-1974	Sree Engineering Product Ltd, Supervisor - 4 months
115	Sebastian K*	60	Deputy Manager (PSD Truck)	303,482	267,903	SSC, FTA (Fitting)	44	2-Oct-1961	-
116	Sethna H K	42	Company Secretary	2,545,805	1,650,822	B.Com., CS, LLB	21	3-Jul-1995	Tata Oil Mills Co Ltd, Company Secretary - 1.5 yrs
117	Shankar P	56	Head (CVBU International Business)	2,649,806	1,747,535	B.Tech (Metallurgy)	34	6-Sep-1972	-
118	Sharma Ravindra*	60	Assistant Manager	975,839	596,070	SSC, FTA (Fitting)	44	2-Oct-1961	-
119	Sharma Shyam	56	Head (Customer Service)	2,757,584	1,731,156	B.E. (Mech.), P.G.D.B.M.	36	24-Nov-1970	-
120	SHAW R L*	60	Senior Chargeman	327,967	290,980	SSC, FTA (Fitting)	43	10-Oct-1962	-
121	Shetty V*	60	Senior Manager (Secretarial)	1,487,616	893,540	Intermediate	45	12-Apr-1960	-
122	Singh Chandra*	60	Senior Engineer (Jamshedpur CVBU, LP Cowl Fabrication)	696,023	532,743	SSC, ITI (Fitting)	41	21-Jan-1964	-
123	Singh Jagat*	60	General Manager	4,992,197	2,820,616	B.E. (Mech.)	35	13-Apr-1970	-
124	Singh Ram*	60	Vice President (Manufacturing, Jamshedpur)	7,346,645	4,112,168	B.E. (Metallurgy)	36	4-Aug-1969	-
125	Singh S*	60	Senior Chargeman	271,191	226,637	SSC, FTA (Pattern Making)	44	2-Oct-1961	-
126	Sinha Mithilesh*	60	General Manager (Administration, Jamshedpur)	3,608,243	2,060,424	B.Sc., Engg (Mech.)., P.G.D.B.M	38	15-Feb-1967	-
127	Sinha Pravin	53	Deputy General Manager (Engine, Forge & Foundry)	2,910,288	1,864,114	B.Sc., Engg (Mech.)., P.G.D.B.M	31	7-Nov-1975	-
128	Sinha Ravindra*	60	Deputy Manager (Foundry)	839,197	613,140	B.Sc., Diploma (Management)	37	2-Jul-1968	-
129	Sinha Siba*	60	Manager (Machinery Spares)	1,634,956	1,082,903	M.Tech (Electronics)	36	21-Apr-1971	Calcutta University, Research Fellow - 2 yrs
130	Sinha Vikram	52	Deputy General Manager (Customer Support - PCBU)	3,274,922	2,059,693	B.Tech (Mech)., P.G.D.B.M	30	2-Aug-1976	-
131	Sreenivasan K R	55	Head (CRM & DMS Project)	4,060,356	2,594,538	B.Sc., B.E. (Elect)	33	9-Dec-1972	-
132	Subramaniam K*	60	Manager (Finance)	1,848,647	1,167,209	SSC	38	11-Sep-1967	-
133	Sumant Shrikrishna*	53	Manager (Internal Audit)	421,407	364,823	B.Sc., Dip. (Business & Matls Mgmt)	30	1-Jan-1975	Zenith Industries, Supervisor - 5 months
134	Sumantran (Dr) V*	47	Advisor	5,065,347	3,233,210	B.Tech (Engg), Ph.D (Engg) Master in Mgt of Technology	20	12-Nov-2001	General Motors Corp (USA), Director - 2 yrs
135	Tadikonda Venkat*	60	Senior Consultant (Telco Main Hospital)	1,161,613	850,042	MBBS, MD (Radiology)	30	20-Dec-1977	SINGARENI COLLIERY HOSPITAL, Medical Services - 1 yr
136	Tambe (Dr) Sangram	48	Vice President (Human Resources)	2,465,188	1,547,454	FRC (Management), B.Sc (BOT) MBA (Management), Ph D.	21	17-Aug-2005	Mahindra & Mahindra Ltd, VP-HR& Engine Appl. Business - 5.5 yrs
137	Telang P.M	58	President (Light & Small Commercial Vehicle)	9,928,223	6,094,717	B.E.(Mech.), P.G.D.B.A	37	1-Jun-1972	Larsen & Toubro Ltd, Asst.Engineer - 3 yrs
138	Thakur R S	57	Vice President (Finance)	5,158,773	3,278,488	B.E. (Mech), Chart Mgmt.Accountant (UK) P.G.D.B.M	33	2-Sep-1972	-
139	Vas Eric	39	Head (Corporate Planning)	3,190,367	1,995,195	M.B.A, B.E.(Mech.)	15	1-Jun-1991	-
140	Verma Prem	48	Head - Sales & Marketing (LCV & SCV)	4,120,023	2,623,284	M.Com., Diploma (Mktg. & Advtg.)	28	25-Oct-2000	Philips India Ltd., National Sales Manager - 2 yrs
141	Wadhwa Varinder*	29	Deputy Manager (Institutional Sales)	203,363	187,731	B.E. (Mech.)	*8*	*1-Jul-1997*	-
142	Walimbe Arun*	58	Divisional Manager (T Q M)	1,576,837	1,002,935	M.Tech (Industrial & Production)	33	19-Jan-1973	L & T Ltd, Engineer - 1 yr
143	Yohannan K*	60	Manager (ERC- Prototype-II)	1,572,187	948,567	Diploma (Mgmt.), Diploma (Mech.)	41	14-Oct-1964	-

Notes:-
(1) The Gross remuneration shown above is subject to tax and comprises of salary, allowances,monetary value of perquisites as per Income-tax rules and Company's contribution to provident fund and superannuation fund.
(2) In addition to the above remuneration, employees are entiltled to gratuity, medical benefits, etc. in accordance with the Company's rules.
(3) The net remuneration is arrived at by deducting from the gross remuneration, income-tax, Company's contribution to provident fund, superannuation fund and the monetary value of non-cash perquisites, wherever applicable.
(4) The remuneration as disclosed above, includes performance linked payments for employees for the previous year, which were approved by the management during the year.
(5) All the employees have adequate experience to discharge the responsibilities assigned to them.
(6) The nature of employment in all cases is contractual.
(7) None of the employees mentioned above is relative of any Director of the Company.
(8) Asterisk against a name indicates that the employee was in service only for a part of the year.

On behalf of the Board of Directors

Launches that marked the year


XETA
Tata Indica V2 Xeta


indigo
Tata Indigo SX


Tata Indica V2 Turbo


Tata Safari Dicor


Tata TL 4x4


TATA 207 DI EX
Tata 207 DI Flat Load Body


Tata Novus


ACE
Tata Ace

e are grateful, for the vision he gave us.

We are endowed, with his perfectionism.

We have inherited, his undying humanitarian stance.

We are proud, we have had a legend among us.

We are fortunate, his legacy continues.



We fondly remember Sumant Moolgaokar,
the architect of Tata Motors.
March 5, 2006, was his 100th birth anniversary.
Sumant Moolgaokar endowed Tata Motors with excellence in every sphere, and an obsession with quality.
On his 100th birth anniversary,
we rededicate ourselves to these values.

Contents

Annual General Meeting on Tuesday, July 11, 2006 at Birla Matushri Sabhagar at 3.00 p.m.

Board of Directors

Ratan N Tata
Chairman

N A Soonawala

J J Irani

J K Setna

V R Mehta

R Gopalakrishnan

N N Wadia

Helmut Petri

S A Naik

S M Palia

Ravi Kant
Managing Director

Praveen P Kadle
Executive Director

P K M Fietzek
(Alternate Director to Mr H Petri)

Registered Office

Bombay House
24, Homi Mody Street
Mumbai 400 001
Tel: +91-22-6665 8282
Fax: +91-22-6665 7799
www.tatamotors.com

Management Team

Ravi Kant, *Managing Director*
Praveen P Kadle, *Executive Director (Finance and Corporate Affairs)*
A P Arya, *President (Heavy and Medium Commercial Vehicles)*
P M Telang, *President (Light and Small Commercial Vehicles)*
Rajiv Dube, *Sr. Vice President (Manufacturing and Commercial-Passenger C)*
C Ramakrishnan, *Vice President (Chairman's Office)*
Shyam Mani, *Vice President (Sales and Marketing) CVBU*
K C Girotra, *Vice President (Lucknow Works and FBV)*
R S Thakur, *Vice President (Finance)*
M V Rajarao, *Vice President (Manufacturing) Pune*
R K Ghosh, *Vice President (Customer Care)*
A I Rebello, *Chief (Tata Motorfinance)*
P Y Gurav, *Vice President (Corporate Finance-Accounts and Taxation)*
S J Tambe, *Vice President (Human Resources)*

Company Secretary

H K Sethna

Share Registrars

TSR Darashaw Limited
Army & Navy Building, 148, Mahatma Gandhi Road, Mumbai 400 00
Tel: +91-22-6656 8484 Fax: +91-22-6656 8494

Solicitors

Mulla & Mulla and Craigie, Blunt & Caroe
AZB & Partners

Auditors

Deloitte Haskins & Sells

Works

Jamshedpur, Pune, Lucknow, Dharwad

Bankers

Bank of America, Bank of Baroda, Bank of India, Bank of Maharasht
Central Bank of India, Citibank N. A., Corporation Bank, Deutsche Ba
HDFC Bank Limited, ICICI Bank Limited, Standard Chartered Bank, St
Bank of India, The Hongkong & Shanghai Banking Corporation Limit
Union Bank of India

TATA

Summarised Balance Sheet

(Rupees crores)

WHAT THE COMPANY OWNED	As at March 31, 2006	As at March 31, 2005
1. NET FIXED ASSETS	**4521.23**	3696.51
2. INVESTMENTS	**2015.15**	2912.06
3. NET CURRENT ASSETS	**2545.95**	545.36
4. MISCELLANEOUS EXPENDITURE	**14.12**	18.16
5. TOTAL ASSETS (NET)	**9096.45**	**7172.09**
WHAT THE COMPANY OWED		
1. LOANS	**2936.84**	2495.42
2. NET WORTH	**5537.07**	4111.39
Represented by :		
Share Capital **Rs. 382.87 Crores** (Previous Year Rs. 361.79 Crores)		
Reserves **Rs. 5154.20 Crores** (Previous Year Rs. 3749.60 Crores)		
3. DEFERRED TAX LIABILITY (NET)	**622.54**	565.28
4. TOTAL FUNDS EMPLOYED	**9096.45**	**7172.09**

Summarised Profit and Loss Account

(Rupees crores)

	2005-2006	2004-2005
1. **INCOME**		
SALE OF PRODUCTS AND OTHER INCOME	**24293.23**	20648.66
LESS : EXCISE DUTY	**3401.92**	3063.44
	20891.31	17585.22
2. **EXPENDITURE**		
RAW MATERIALS / COMPONENTS, MANUFACTURING AND OTHER EXPENSES	**16879.38**	14208.70
EMPLOYEE COST	**1143.13**	1039.34
PRODUCT DEVELOPMENT EXPENDITURE	**73.78**	67.12
DEPRECIATION	**520.94**	450.16
INTEREST	**226.35**	154.15
TOTAL EXPENDITURE	**18843.58**	15919.47
PROFIT BEFORE EXCEPTIONAL ITEMS AND TAX	**2047.73**	1665.75
PROVISION FOR DIMINUTION IN VALUE OF INVESTMENTS	**9.69**	(9.67)
EMPLOYEE SEPARATION COST	**(4.04)**	(4.18)
3. **PROFIT BEFORE TAX**	**2053.38**	1651.90
4. TAX EXPENSE	**(524.50)**	(414.95)
5. **PROFIT AFTER TAX**	**1528.88**	1236.95
6. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR	**585.60**	365.80
Arrears of preference dividend pertaining to erstwhile Tata Finance Ltd. (including tax)	**(19.94)**	-
	2094.54	**1602.75**
7. **APPROPRIATIONS**		
(i) Proposed Dividends	**497.94**	452.19
(ii) Tax on Proposed Dividends	**69.84**	63.42
(iii) Residual dividend paid for the year 2003-04 (including tax)	-	1.54
(iv) General Reserve	**750.00**	500.00
(v) Balance carried to Balance Sheet	**776.76**	585.60
	2094.54	**1602.75**

Chairman's Statement

Dear Shareholder,

The Indian economy has continued to register a high growth rate in the current year. There is every reason to believe that a 7.5-8% GDP growth rate is sustainable so long as the present level of investment in infrastructure continues and that no major fiscal measures are introduced that would slow down the economy.

The automotive industry has seen double digit growth over the past two years but witnessed a slow-down in its growth rate to around 8% due to uncertainties in emission legislation in the first quarter of the year, and lower number of new model introductions of passenger cars. The industry however did see an upturn towards the end of the year following the announcement by the Government of reduction in excise duty on small cars.

Tata Motors has had another outstanding year. It out-performed the industry with record revenues and sales volumes. The Company improved its market share in commercial vehicles, bolstered by the highly successful introduction of Ace, its new small truck. Also, the Company achieved its highest-ever sales volumes of passenger cars and utility vehicles during the year.

During the year, the Company also entered into discussions with Fiat S.p.A. of Italy on a strategic alliance to explore opportunities of mutual benefit which could include possible sourcing of technologies, power trains and major aggregates from Fiat, sharing of common vehicle platforms between the two companies and even possible joint development of models which could be badged and sold by both companies in different geographies. As a first step in this important alliance, Tata Motors is supporting Fiat India's sales distribution and servicing of Fiat vehicles through selected Tata Motors dealers' outlets. The discussions also include the possible sharing of defined manufacturing facilities at the manufacturing plants of both companies.

Cost reduction, better cash management, quality improvement and a reduction in development time for new products, have been amongst the major points of focus in the Company during the year. In past years, the Company has suffered from an image of being a volume-driven company with less attention to quality. Undoubtedly if the Company is to achieve its longer term goals, it is essential that it produces and sells vehicles of world-class quality and provides service and customer support of a much higher caliber than it does today. Building a credible presence in selected geographies has been another major thrust area during the year. In the current year, the Company has been able to assemble and sell 11% of its total output in overseas markets, and it is planned that this would be increased significantly in the coming years. Today, Tata Motors' largest market is South Africa, both for passenger cars and commercial vehicles. The Company is also witnessing increasing sales in several European and Asian countries. The increasing acceptance of the Company's vehicles in different countries is a testimony to improved quality and market relevance.

There has been great speculation on the new small car in terms of cost, drivability and fuel economy. I therefore thought it might be worthwhile to give a brief update on the status of this important project. The styling and design of the car have been completed and prototypes are being tested within the plant. It will be a rear-engine, 4-5 seat, 4-door car with about a 30 horsepower engine. The car is expected to be launched in early 2008 and we believe it will be extremely attractive to the Indian consumer – particularly the younger families – at a price level of about Rs. 100,000. First steps have been taken to locate the manufacturing plant near Kolkata. The launch of this small car will create a new paradigm in low-cost personal transport. It will create a new market segment and reach the broader base of the pyramid.

Rising fuel costs will put added strain on the automobile industry in both the commercial vehicles and passenger car segments. It will call for more fuel efficient engines and will spur the development of alternate fuels and energy sources for vehicles of the future. Tata Motors, like other automobile companies, is exploring various new technologies to meet the new challenges arising from spiraling energy costs. During the year, the Company took the decision to augment its Engineering Research Center in Pune by establishing a European Technical Center in the United Kingdom, which would have access to leading-edge technologies and could support the many product development activities which the Company will need to undertake in order to safeguard its position in the very competitive global markets of the future.

The coming years will be interesting years for the automotive industry worldwide. There may conceivably be dramatic changes in the structure of the major global automobile makers and the adoption of many new technologies that embed intelligence in the vehicle for safety, driver comfort and convenience, better performance, and fuel efficiency. In India, it is also conceivable that there could be structural changes amongst the present major manufacturers. The increased capacity of national roads and small feeder roads will dramatically change the ease of access to the nation's hinterland and change the dynamics of transport of goods and services throughout India.

TATA

For Tata Motors the coming years will be particularly exciting. The Company will be launching a range of new, technically-advanced commercial vehicles and passenger cars, both in the domestic and overseas markets. There will of course be challenges but the tremendous spirit that has always been displayed by employees at all levels in the organization, I believe, will meet those challenges and enable Tata Motors to retain its leadership position as a major Indian automotive company actively participating in the country's prosperity and carrying the banner of India to overseas markets with a sense of great pride.



Chairman

Mumbai, June 13, 2006

NOTICE

NOTICE IS HEREBY GIVEN THAT THE SIXTY-FIRST ANNUAL GENERAL MEETING OF TATA MOTORS LIMITED will b held on Tuesday, July 11, 2006 at 3.00 p.m., at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumba 400 020 to transact the following business :-

Ordinary Business

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended March 31, 2006 an the Balance Sheet as at that date together with the Report of the Directors and the Auditors thereon.
2. To declare a dividend on Ordinary Shares.
3. To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinar Resolution:-

   "RESOLVED that Mr J K Setna, a Director liable to retire by rotation, who does not seek re-election, is nc re-appointed a Director of the Company."

   "RESOLVED FURTHER that the vacancy, so created on the Board of Directors of the Company, be not filled
4. To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinar Resolution:-

   "RESOLVED that Mr H Petri, a Director liable to retire by rotation, who does not seek re-election, is nc re-appointed a Director of the Company."

   "RESOLVED FURTHER that the vacancy, so created on the Board of Directors of the Company, be not filled
5. To appoint Auditors and fix their remuneration.

Special Business

6. Appointment of Mr V R Mehta as a Director

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordina Resolution:-

   "RESOLVED that Mr V R Mehta who was appointed by the Board of Directors as an Additional Director of tl Company with effect from October 24, 2005 and who holds office upto the date of the forthcoming Annu General Meeting of the Company, in terms of Section 260 of the Companies Act, 1956 ("the Act") and respect of whom the Company has received a notice in writing from a Member under Section 257 of the A proposing his candidature for the office of Director of the Company, be and is hereby appointed a Direct of the Company."
7. Appointment of Mr S M Palia as a Director

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordina Resolution:-

   "RESOLVED that Mr S M Palia who was appointed by the Board of Directors as an Additional Director of tl Company with effect from May 19, 2006 and who holds office upto the date of the forthcoming Annu General Meeting of the Company, in terms of Section 260 of the Companies Act, 1956 ("the Act") and respect of whom the Company has received a notice in writing from a Member under Section 257 of the A proposing his candidature for the office of Director of the Company, be and is hereby appointed a Direct of the Company."
8. Appointment of Mr Ravi Kant as Managing Director

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordina Resolution:-

   "RESOLVED that pursuant to the provisions of Sections 198, 269, 309, 310 and other applicable provisions any, of the Companies Act, 1956 ("the Act") read with Schedule XIII of the Act, the Company hereby approv of the appointment and terms of remuneration of Mr Ravi Kant as the Managing Director of the Company for the period from July 29, 2005 to June 1, 2009, upon the terms and conditions, including the remuneration to be paid in the event of inadequacy of profits in any financial year as set out in the Explanatory Statement annexed to the Notice convening this meeting, with liberty to the Directors to alter and vary the terms and conditions of the said appointment in such manner as may be agreed to between the Directors and Mr Kant."

"RESOLVED FURTHER that the Board of Directors or a Committee thereof of the Company, be and is hereby authorised to take all such steps as may be necessary, proper and expedient to give effect to this Resolution."

9. **Re-appointment of Mr Praveen P Kadle as Executive Director**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

"RESOLVED that in partial modification of Resolution No.3 passed at the Extraordinary General Meeting of the Company held on March 27, 2002 for the appointment and terms of remuneration of Mr Praveen P Kadle, Executive Director of the Company and in partial modification of Resolution No.10 passed at the Annual General Meeting held on July 8, 2004 revising the terms of remuneration of Mr Kadle and in accordance with the provisions of Sections 198, 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956 ("the Act") read with Schedule XIII of the Act, the Company hereby approves of the re-appointment and terms of remuneration of Mr Kadle as the Executive Director of the Company for a period of 5 years, commencing from July 11, 2006, upon the terms and conditions, including the remuneration to be paid in the event of inadequacy of profits in any financial year as set out in the Explanatory Statement annexed to the Notice convening this meeting, with liberty to the Directors to alter and vary the terms and conditions of the said re-appointment in such manner as may be agreed to between the Directors and Mr Kadle."

"RESOLVED FURTHER that the Board of Directors or a Committee thereof of the Company, be and is hereby authorised to take all such steps as may be necessary, proper and expedient to give effect to this Resolution."

10. **Increase in borrowing limits**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

"RESOLVED that in supersession of Resolution No.10 passed at the Annual General Meeting of the Company held on July 29, 1996 and pursuant to Section 293(1)(d) of the Companies Act,1956 and all other applicable provisions, if any, the consent of the Company be and is hereby accorded to the Board of Directors of the Company for borrowing from time to time any sum or sums of monies which together with the monies, already borrowed by the Company (apart from temporary loans obtained or to be obtained from the Company's bankers in the ordinary course of business), may exceed the aggregate of the paid-up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose, provided that the total amount so borrowed by the Board shall not at any time exceed the limit of Rs.7,500 crores."

11. **Alteration of the Capital Clause in the Memorandum of Association**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

"RESOLVED that pursuant to the provisions of Sections 16, 94 and other applicable provisions, if any, of the Companies Act, 1956, the Authorised Share Capital of the Company be increased from Rs. 410,00,00,000 divided into 41,00,00,000 Ordinary Shares of Rs. 10/- each to Rs. 450,00,00,000 by the creation of 4,00,00,000 Ordinary Shares of Rs. 10/- each and that Clause V of the Memorandum of Association of the Company be and is hereby altered accordingly."

12. **Raising of additional long term resources**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Speci Resolution:-

"RESOLVED that in accordance with the provisions of Section 81(1A) and other applicable provisions, if ar of the Companies Act, 1956 (including any amendment thereto or re-enactment thereof) and in accordan with the provisions of the Memorandum and Articles of Association of the Company and the regulation guidelines, if any, prescribed by the Securities and Exchange Board of India or any other relevant authoriti from time to time, to the extent applicable and subject to such consents and such other approvals as m be necessary and subject to such conditions and modifications as may be considered necessary by the Boa of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committ thereof for the time being exercising the powers conferred on the Board by this resolution) or as may l prescribed or made, while granting such consents and approvals and which may be agreed to by the Boa the consent of the Company be and is hereby accorded to the Board to offer, issue and allot in one or mo tranches, in the course of domestic/international offerings to Domestic/Foreign Institutions, Non-Reside Indians, Indian Public Companies, Corporate Bodies, Mutual Funds, Banks, Insurance Companies, Pension Fun individuals or otherwise, whether shareholders of the Company or not, through a public issue and/or or private placement basis, Ordinary Shares and/or Ordinary Shares through depository receipts and/ debentures whether partly/fully convertible and/or securities linked to Ordinary Shares and/or foreign curren convertible bonds and/or bonds with Share Warrants attached and/or Warrants with a right exercisable the warrant holder to subscribe for the Ordinary Shares (hereinafter collectively referred to as "Securitie secured or unsecured, for cash, at such price or prices, in such manner and on such terms and conditions the Board, may, in its absolute discretion, decide at the time of issue of Securities, so however that the to amount raised through the aforesaid Securities should not exceed Rs.3,000 crores or its equivalent incremental funds for the Company."

"RESOLVED FURTHER that in case of Securities linked to Ordinary Shares, the Board be and is hereby authoris to issue and allot such number of Ordinary Shares as may be required to be issued and allotted, includi issue and allotment of Ordinary Shares upon conversion of any Securities referred to above or as may necessary in accordance with the terms of the offer, all such shares ranking pari-passu inter-se and with t then existing Ordinary Shares of the Company in all respects."

"RESOLVED FURTHER that the consent of the Company be and is hereby granted in terms of Section 293(1 and other applicable provisions, if any, of the Act and subject to all necessary approvals to the Board secure, if necessary, all or any of the above mentioned Securities to be issued, by the creation of a mortg and/or charge on all or any of the Company's immovable and/or movable assets, both present and future such form and manner and on such terms as may be deemed fit and appropriate by the Board."

"RESOLVED FURTHER that for the purpose of giving effect to the above, the Board be and is hereby authori to determine the form and terms of the issue(s), including the class of investors to whom the Securities to be allotted, number of Securities to be allotted in each tranche, issue price, face value, premium amo on issue/conversion of securities/exercise of warrants/redemption of Securities, rate of interest, redempt period, listings on one or more stock exchanges in India and/or abroad as the Board, in its absolute discret may deem fit and to make and accept any modifications in the proposal as may be required by the authori involved in such issues in India and/or abroad and to settle any questions or difficulties that may aris regard to the issue(s)."

NOTES:

(a) The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of business under Item Nos. 3, 4 and 6 to 12 set out above and details under Clause 49 of the Listing Agreem with the Stock Exchanges in respect of Directors seeking appointment/re-appointment at the Annual Gen Meeting, are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER. The Proxy as per the format included in the Annual Report should be returned to the Registered Office of the Company not less than FORTY-EIGHT HOURS before the time for holding the Meeting.

(c) Only registered Members of the Company may attend and vote (either in person or by proxy) at the Annual General Meeting. The holders of the American Depositary Receipts (the 'ADRs') of the Company shall not be entitled to attend the said Annual General Meeting. However, the ADR holders are entitled to give instructions for exercise of voting rights at the said meeting through the Depositary, to give or withhold such consents, to receive such notice or to otherwise take action to exercise their rights with respect to such underlying shares represented by each American Depositary Shares. A brief statement as to the manner in which such voting instructions may be given would be sent to the ADR holders by the Depositary.

(d) The Register of Members and Transfer Books of the Company will be closed from Tuesday, June 27, 2006 to Tuesday, July 11, 2006, both days inclusive, for the purpose of payment of dividend to those Members whose names stand on the Register of Members as on July 11, 2006. The dividend in respect of Ordinary Shares held in electronic form will be payable to the beneficial owners of the Ordinary Shares as at the end of business hours on June 26, 2006, as per the details furnished by the depositories for this purpose.

(e) The dividend on Ordinary Shares as recommended by the Directors for the year ended March 31, 2006 will be payable on or after July 11, 2006 in accordance with the resolution to be passed by the Members of the Company.

(f) To avoid loss of dividend warrants in transit and undue delay in respect of receipt of dividend warrants, the Company has provided a facility to the Members for remittance of dividend through the Electronic Clearing System (ECS). The ECS facility is available at locations identified by Reserve Bank of India from time to time and covers most of the cities and towns. Members holding shares in physical form and desirous of availing this facility are requested to contact the Company's Registrars and Transfer Agents.

(g) Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS, mandates, nominations, power of attorney, change of address/name, etc. to their Depository Participant only and not to the Company's Registrars and Transfer Agents. Changes intimated to the Depository Participant will then be automatically reflected in the Company's records which will help the Company and its Registrars and Transfer Agents to provide efficient and better service to the Members.

(h) Members' attention is particularly drawn to the "Corporate Governance" section in respect of unclaimed and unpaid dividends.

(i) Members desiring any information as regards the Accounts are requested to write to the Company at an early date so as to enable the Management to keep the information ready at the Meeting.

(j) As an austerity measure, copies of the Annual Report will not be distributed at the Annual General Meeting. Members are requested to bring their copies to the Meeting.

By Order of the Board of Directors

H K Sethna
Company Secretary

Mumbai, May 31, 2006

Registered Office:
Bombay House
24, Homi Mody Street
Mumbai 400 001

EXPLANATORY STATEMENT

The following Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956 (the Act), sets out a material facts relating to the business mentioned at Item nos. 3, 4 and 6 to 12 of the accompanying Notice date May 31, 2006.

Item Nos. 3 & 4: In accordance with the provisions of Section 256 of the Act and the Articles of Association of th Company, Mr J K Setna and Mr H Petri retire by rotation. Mr Setna and Mr Petri have not sought re-election. It ha been decided by the Board that the vacancies so created on the Board of Directors of the Company should no be filled. Pursuant to Section 313 of the Act, Mr Fietzek, alternate director to Mr Petri, will cease to be a Directo of the Company.

Mr Setna is a Director of the Company since September 1993 and is also a member of the Audit Committee an the Finance Committee of Directors. Mr Petri, a representative of Daimler Chysler AG, Germany is on the Board o the Company since March 2000 and Mr Fietzek has been on the Board of the Company since May 1996. The Boar has placed on record its appreciation of the contributions made by Messers Setna, Petri and Fietzek to the Compan Members' attention is invited to the Directors' Report.

Item Nos.6 & 7: Mr V R Mehta was on the Board of the Company as a representative of Unit Trust of India sinc June 1998. Mr Mehta, by his counsel, had significantly contributed to the deliberations at Board/Committee meeting His financial acumen and wide knowledge, particularly in the field of financial and project evaluation, both a national and international levels, had contributed to significant improvements in financial reporting, internal auditin and other matters falling within the scope of the Audit Committee of which he is the Chairman since Decemb 1998. Mr Mehta is also a member of the Remuneration Committee of the Board. Consequent upon the withdraw of nomination of Mr Mehta by the said Institution and taking into consideration the above, the Board of Directo of the Company at the Meeting held on October 25, 2005 appointed Mr Mehta as an Additional Director of th Company.

At the Meeting of the Board of Directors of the Company held on May 19, 2006, Mr S M Palia was appointed as a Additional Director of the Company with immediate effect pursuant to Article 132 of the Articles of Association o the Company.

Under Section 260 of the Act, Messrs. Mehta and Palia cease to hold office at this Annual General Meeting and ar eligible for appointment. Notices under Section 257 of Act have been received from Members signifying the intention to propose their appointments as Directors. The Board considers it desirable to continue to receive th benefit of their advice and guidance and therefore commends their appointments.

Details of the said Directors and their brief resume have been given in the Annexure attached to the Notice.

Messrs. Mehta and Palia are interested in the Resolutions relating to their respective appointments.

Item Nos. 8 & 9: The Members had, at the Annual General Meeting of the Company held on August 14, 2001, approve the appointment and payment of remuneration to Mr Ravi Kant, Executive Director (Commercial Vehicle Busine Unit) for a period of 5 years effective July 12, 2000. The Members had at the Extraordinary General Meeting held c March 27, 2002 approved the appointment and payment of remuneration to Mr Praveen P Kadle, Executive Directo (Finance & Corporate Affairs) for a period of 5 years effective October 31, 2001 and also revised the terms o appointment of Mr Ravi Kant. At the Annual General Meeting held on July 8, 2004, the Members had revised th terms of appointment of Mr Kant and Mr Kadle. Subsequently, at the Annual General Meeting held on July 11, 200 the Members re-appointed Mr Kant as the Executive Director for the period from July 12, 2005 to June 1, 2009.

The Board of Directors (the Board), at the Meeting held on July 29, 2005, appointed Mr Kant as the Managir Director of the Company for the period from July 29, 2005 to June 1, 2009 and thereafter, the Agreement betwee the Company and Mr Kant in his capacity as Executive Director was foreclosed. An Abstract of the draft agreeme between the Company and Mr Kant under Section 302 of the Act was sent to the Members for their informatio

Mr Kant joined the Company in February 1999 as Senior Vice President (Commercial Vehicles) and was later promote as the Executive Director (Commercial Vehicle Business Unit) and Managing Director as mentioned above. Mr Kad joined the Company as Vice President (Finance) in October 1996 and was later promoted as Executive Director (Finance and Corporate Affairs) as mentioned above. Both, Messers Kant and Kadle (hereinafter jointly referred to as 'Appointees'), were also actively involved in the restructuring initiatives, the turnaround strategy and the improved performance of the Company. A brief resume of the Appointees is attached to the Notice.

On the recommendation of the Remuneration Committee, the Board, at its Meeting held on May 19, 2006, approved the revised terms of appointment of Mr Kant as Managing Director and re-appointment of Mr Kadle as the Executive Director of the Company, with effect from July 11, 2006 on, *inter alia*, the following terms:-

(i) Tenure of Agreement:

Mr Ravi Kant - For the period commencing from July 29, 2005 to June 1, 2009.

Mr Praveen P Kadle – For a period of 5 years commencing from July 11, 2006.

(ii) Nature of duties:

Mr Kant shall, subject to the supervision and control of the Board, be entrusted with substantial powers of Management and shall also perform such duties as, from time to time, be entrusted to him and the business of any one or more of its subsidiary and/or associate companies, including performing duties as requested by the Board from time to time, by serving on the boards of such companies or by any other executive body or any committee of such a company.

Mr Kadle shall devote his whole time and attention to the business of the Company and shall also perform such duties as, from time to time, be entrusted to him and the business of any one or more of its subsidiary and/or associate companies, including performing duties as requested by the Board from time to time, by serving on the boards of such companies or by any other executive body or any committee of such a company.

(iii) A. Remuneration: Salary (upto a maximum of Rs.5,00,000/- per month for Mr Kant and Rs.4,00,000/- per month for Mr Kadle) with annual increments effective April 1 every year as may be decided by the Board, based on merit and taking into account the Company's performance; incentive remuneration, if any, and/or commission based on certain performance criteria to be laid down by the Board; benefits, perquisites and allowances as may be determined by the Board from time to time.

B. Minimum Remuneration: Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of the Appointees, the Company has no profits or its profits are inadequate, the Company will pay remuneration by way of salary, incentive remuneration, perquisites and allowances, as specified above.

The aggregate of the remuneration as aforesaid shall be within the maximum limits as stipulated under Sections 198, 309 and all other applicable provisions, if any, of the Act read with Schedule XIII of the Act, as amended from time to time.

(iv) The terms and conditions of appointment/re-appointment with the Appointees also include clauses pertaining to adherence with the Tata Code of Conduct, including no conflict of interest with the Company, maintenance of confidentiality.

(v) The terms and conditions of the said appointment/re-appointment may be altered and varied from time to time by the Board as it may, in its discretion deem fit, within the maximum amounts payable to the Appointees, in accordance with the provision of the Act or any amendments made hereafter in this regard and subject to such approvals as may be required.

(vi) This appointment may be terminated by either party by giving to the other party six months' notice of such termination or the Company paying six months' remuneration in lieu of the Notice.

(vii) The Appointees are being appointed as Directors by virtue of their employment in the Company and their appointments are subject to the provisions of Section 283(1)(l) of the Act.

(viii) If and when any appointment comes to an end for any reason whatsoever, the Appointee will cease to b the Managing Director/Executive Director, as the case may be, and also cease to be a Director. If at ar time, the Appointee ceases to be a Director of the Company for any cause whatsoever, he shall cea: to be the Managing Director/Executive Director, as the case may be, and the appointment shall forthwi terminate.

In compliance with the provisions of Sections 309, 310, 311 and other applicable provisions of the Act read wi Schedule XIII of the Act, the terms of remuneration specified above are now being placed before the Members f their approval.

The Directors commend the resolution at Item Nos. 8 and 9 of the accompanying notice for approval of t Members of the Company.

Mr Kant and Mr Kadle are concerned or interested in Item Nos. 8 and 9 respectively of the Notice.

This may be treated as an abstract of the draft Agreements between the Company and each of the Appointe pursuant to Section 302 of the Act.

Item No.10: Under Section 293(1)(d) of the Companies Act, 1956, the Board of Directors of a company cann except with the consent of the company in a general meeting, borrow monies, apart from temporary loans obtain from the company's bankers in the ordinary course of business, in excess of the aggregate of the paid-up capi and free reserves of the company, that is to say, reserves not set apart for any specific purpose. The Members, the Annual General Meeting of the Company held on July 29, 1996, had accorded their consent to the Board Directors borrowing upto Rs.5,000 crores. To meet the capital expenditure requirements and for additional worki capital needs, as also to provide for the issue of any debt/debt related instrument in the Indian and/or internatio market, it may be necessary to enhance the present borrowing limit. The Members' approval is therefore bei sought pursuant to Section 293(1)(d) of the Act to increase the borrowing limit to Rs.7,500 crores. Even with t proposed borrowing, the debt equity ratio will be within a reasonable limit.

The Directors commend the resolution at Item No.10 of the accompanying Notice for approval by the Memb .

Item No.11: Presently, the Paid-up Share Capital of the Company is Rs. 383.03 crores. The potential conversions t t may arise on exercise of option by the holders of Foreign Currency Convertible Bonds issued by the Company, fr n time to time, could increase the Paid-up Share Capital of the Company to around Rs.410 crores.

As indicated in Item No.12 below, it is proposed to raise funds upto Rs.3,000 crores through issue of equity/eq y linked instruments to domestic/foreign Institutions, Non-Resident Indians, Indian Public Companies, Corpor e Bodies, Mutual Funds, Banks, Insurance Companies, Pension Funds, Individuals or otherwise, whether sharehold s of the Company or not, through a Public Issue and/or on a private placement basis in India or in the Internatic il Market.

After issue/conversion of the said securities, the Paid-up Share Capital of the Company would further increase n order to facilitate the above issue of securities and for any further issue of Ordinary Shares, the Authorised Sh e Capital of the Company is proposed to be increased from Rs.410 crores to Rs.450 crores as set out in Item N 1 of the Notice. Consequently, it is proposed to alter the Memorandum of Association of the Company.

The Articles of Association state that the capital of the Company is as reflected in Clause V of the Memoranc n of Association from time to time and hence, does not need an amendment.

The Directors commend the resolution at Item No.11 of the accompanying Notice for approval of the Memb s.

A copy of Memorandum and Articles of Association of the Company together with the proposed alteratior is available for inspection by the Members of the Company at its Registered Office between 10 a.m. to 1 p.m. on y working day of the Company.

Item No.12: The Company's sales volumes have been increasing from less than 2,00,000 vehicles in FY 1999-: 00 to more than 4,50,000 vehicles in FY 2005-06. As a part of its future growth strategy for the domestic mark as also to seek a meaningful presence in the global markets, the Company plans to incur around Rs.10,000 crores in the next 3-4 years towards product development, capital expenditure in capacity enhancement, plant renewal and modernization and other meaningful growth opportunities through mergers, acquisitions and/or strategic alliances in connection with the Company's products.

While it is envisaged that the internal generation of funds would partially fund the above capital expenditure programme, it is thought prudent at this stage for the Company to meet a part of this fund requirement for the said capital expenditure, product development, domestic/international acquisitions and/or strategic alliances as well as for such corporate purposes as may be permitted under applicable laws through the issue of securities as defined in the Resolution at Item No. 12 of the Notice. In view of the improved performance of the Company, the positive outlook for the Indian automobile industry and the country as also the Company's fund requirements, it is thought prudent to raise resources at an opportune time.

It is therefore proposed to issue the said securities for an amount not exceeding Rs.3,000 crores, or its equivalent, in one or more tranches, in such form, on such terms, in such manner, at such price or prices and at such time as may be considered appropriate by the Board, to the various categories of Investors in the domestic/international market as set out in the Resolution at Item No.12 of the Notice.

While the fund raising programme may be through a mix of equity/debt/equity related instruments, to the extent that any part of the above mentioned capital raising plan includes issue of securities linked to or convertible into Ordinary Shares of the Company, Members' approval is being sought. Section 81 of the Act, provides, *inter alia*, that whenever it is proposed to increase the subscribed capital of a company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the company in proportion to the capital paid-up on that date unless the shareholders in a general meeting decide otherwise. The Listing Agreements executed by the Company with the various Stock Exchanges also provide that the Company shall, in the first instance, offer all securities for subscription *pro rata* to the Shareholders, unless the Shareholders in a general meeting decide otherwise. Whilst no specific instrument has been identified at this stage, in the event that the Company issues any equity linked instrument, the issue will be structured in a manner such that the additional Ordinary Share Capital that may be issued would not be more than 10% of the paid-up Ordinary Share Capital of the Company. The Ordinary Shares, if any, allotted on issue, conversion of Securities or exercise of Warrants shall rank in all respects *pari passu* with the existing Ordinary Shares of the Company.

The said Securities may be secured by way of first mortgage/hypothecation on the Company's assets in favour of the security holders/trustees for the holders of the said Securities. As the documents to be executed between the Security holders/Trustees for the holders of the said Securities and the Company may contain the power to take over the management of the Company in certain events, it is necessary for the Company to pass a resolution under Section 293(1) (a) of the Act, before creation of the said mortgage or charge.

The proposed offer is in the interest of the Company and your Directors commend the resolution for approval.

The Directors of the Company may be deemed to be concerned or interested in the Resolution at Item No.12 to the extent of Securities that may be subscribed to by them or by the companies/institutions of which they are Directors or Members.

By Order of the Board of Directors

H K Sethna
Company Secretary

Mumbai, May 31, 2006

Registered Office:
Bombay House
24, Homi Mody Street
Mumbai 400 001

BRIEF RESUME OF DIRECTORS SEEKING APPOINTMENT/RE-APPOINTMENT AND DIRECTORS APPOINTED SINCE LAST ANNUAL GENERAL MEETING

Directors seeking re-election/re-appointment at the Annual General Meeting

Particulars	*Mr Ravi Kant*	*Mr Praveen P Kadle*
Date of Birth & Age	June 1, 1944; 61 years	January 21, 1957; 49 years
Appointed on	July 12, 2000	October 31, 2001
Qualifications	B. Tech. (Hons.), M.Sc.	B.Com (Hons), A.C.A, Grad.C.W.A., A.C.S
Expertise in specific functional areas	Mr Kant has wide experience in Business and Industry. Prior to joining the Company, Mr Kant held key positions in the manufacturing, sales and marketing functions in leading consumer durable and automobile companies.	Mr Kadle has wide experience with well known Indian companies in th field of Management, Accountancy, Law, Finance and Treasury. Prior to joining the Company, Mr Kadle held key positions in the Accounts and Corporate Affairs functions.
Directorships held in other Public companies (excluding foreign companies)	HV Transmissions Ltd. -Chairman Tata Cummins Ltd. - Chairman Tata Holset Ltd.-Chairman TAL Manufacturing Solutions Ltd. Voltas Ltd.	Sheba Properties Ltd. Tata Cummins Ltd. Tata Holset Ltd. Tata Services Ltd. Tata Technologies Ltd. Telco Construction Equipment Co. Ltd.- Chairman Tata Motors Insurance Services Ltd.
Memberships / Chairmanships of committees across public companies	***Investors' Grievance*** Tata Motors Ltd.	***Audit*** Sheba Properties Ltd. Tata Cummins Ltd. Tata Holset Ltd. - Chairman Tata Services Ltd. Tata Technologies Ltd. Telco Construction Equipment Co. Ltd. ***Investors' Grievance*** Tata Motors Ltd. ***Remuneration*** Tata Technologies Ltd. Telco Construction Equipment Co. Ltd.
Shareholding	Nil	1227

Directors appointed since last Annual General Meeting

Particulars	*Mr V R Mehta*	*Mr S M Palia*
Date of Birth & Age	January 12, 1934; 72 years	April 25, 1938; 68 years
Appointed on	October 24, 2005	May 19, 2006
Qualifications	B.E. (Honours)	B.Com., L.L.B., CAIIB, AIB (London)
Expertise in specific functional areas	Financial and project evaluation expertise at national and international levels. He worked as a Senior Expert for the Asian Development Bank and held senior level positions with the Indian Federal Ministries of Railways, Shipping and Transport. Mr Mehta played a key role in financial revamping and rationalization process of major ports in India and participated in important diplomatic missions, including representing India at international conferences.	Rich experience in the field of finance and development banking. He was the Executive Director of Industrial Development Bank of India and has held senior level positions in foreign banks and other organisations. Mr Pali is also actively involved as a Trustee in various NGOs and Trusts.
Directorships held in other Public companies (excluding foreign companies)	SICAL Logistics Ltd. Southern Petrochemical Industries Corpn. Ltd. Telco Construction Equipment Co. Ltd. Tamil Nadu Newsprint & Paper Ltd. T.T. Ltd.	Tata Steel Ltd. GRUH Finance Ltd. Champdany Industries Ltd. Shibir India Ltd. The Associated Cement Companies Ltd. Saline Area Vitalising Enterprises Ltd. - Chairman
Memberships / Chairmanships of committees across public companies	***Audit*** Tata Motors Ltd. - Chairman Telco Construction Equipment Co. Ltd. - Chairman Tamil Nadu Newsprint & Papers Ltd. T.T. Ltd. ***Remuneration*** Tata Motors Ltd. Telco Construction Equipment Co. Ltd.	**Audit** Tata Steel Ltd. - Chairman GRUH Finance Ltd.-Chairman The Associated Cement Companies Ltd.-Chairman Champdany Industries Ltd. **Investors' Grievance** GRUH Finance Ltd.-Chairman **Remuneration** Tata Steel Ltd. GRUH Finance Ltd.-Chairman
Shareholding	9,332	200

DISTRIBUTION OF REVENUE

(Rupees in Crores)


2005-06
Employees
Rs. 1143.13 (4.71%)
Taxes & Duties
Rs. 3996.69 (16.45%)
Interest Rs. 226.35 (0.93%)
Depreciation
Rs. 520.94 (2.14%)
Operation & Other Expenses
Rs. 2314.43 (9.53%)
Reserve Rs. 961.10 (3.96%)
Shareholders Rs. 497.94 (2.05%)
Materials Rs. 14632.65 (60.23%)
2004-05
Employees
Rs. 1039.34 (5.03%)
Taxes & Duties
Rs. 3542.55 (17.16%)
Interest Rs. 154.15 (0.75%)
Depreciation
Rs. 450.16 (2.18%)
Operation & Other Expenses
Rs. 1947.98 (9.43%)
Reserve Rs. 719.80 (3.49%)
Shareholders Rs. 453.54 (2.20%)
Materials Rs. 12341.14 (59.77%)

SOURCES OF REVENUE

(Rupees in Crores)


2005-06
Domestic Vehicle Sales
Rs. 19649.29 (80.88%)
Others
Rs. 542.08 (2.23%)
Vehicle Spare Parts
Rs. 984.74 (4.05%)
Hire Purchase
Rs. 432.67 (1.78%)
Exports
Rs. 2395.34 (9.86%)
Dividend/Other Income
Rs. 289.11 (1.19%)
2004-05
Domestic Vehicle Sales
Rs. 17636.46 (85.41%)
Others
Rs. 385.10 (1.87%)
Vehicle Spare Parts
Rs. 783.46 (3.79%)
Hire Purchase
Rs. 159.47 (0.77%)
Exports
Rs. 1518.08 (7.35%)
Dividend/Other Income
Rs. 166.09 (0.80%)

(Figures for the previous year have been regrouped/reclassified)


VOLUME GROWTH
(Numbers in thousands)
+ 13.1%
+ 5.6%
+ 64.7%
+ 13.7%
190
179
30
400
CV Domestic
PV Domestic
Exports
Total
FY 05
FY06


COMMERCIAL VEHICLE SALES (DOMESTIC) AND MARKET SHARE
(Numbers in Thousands)
(Percentage)
56
56
59
60
61
81
106
152
190
215
02
03
04
05
06
VOLUMES
MARKET SHARE


PASSENGER VEHICLE SALES (DOMESTIC) AND MARKET SHARE
(Numbers in Thousands)
(Percentage)
13
15
16
17
17
89
104
140
179
189
02
03
04
05
06
VOLUMES
MARKET SHARE


EXPORTS (FOB) VALUE AND NUMBERS
(Rs. in Crores)
(Numbers in Thousands)
16
10
22
30
50
620
476
1006
1453
2197
02
03
04
05
06
VALUE
NUMBERS


PRODUCT MIX (VOLUMES)
(Percentage)
48
51
52
52
53
02
03
04
05
06
COMMERCIAL VEHICLES
PASSENGER VEHICLES


TURNOVER, EBIDTA AND PAT AS A % OF TURNOVER
(Rs. in Crores)
10.1
12.7
14.6
13.3
-0.7
3.3
6.1
7.0
7.3
1389
1744
2270
3402
7506
9097
13223
17419
20602
02
03
04
05
06
NET INCOME
EXCISE DUTY
EBIDTA MARGIN
PAT AS A % OF TURNOVER


PROFITS
(Rs. In Crores)
763
-109
-541
1157
510
300
1941
1292
810
2337
1652
1237
2869
2053
1529
02
03
04
05
06
EBITDA
PBT
PAT


EMPLOYEES AND TURNOVER PER EMPLOYEE
(Numbers in Thousands)
(Rs. in Lakhs)
35
39
51
61
69
22
22
21
22
22
02
03
04
05
06
EMPLOYEES
TURNOVER PER EMPLOYEE


R & D EXPENDITURE AND AS A % OF NET TURNOVER
(Rs. in Crores)
1.4
1.6
1.1
2.2
2.3
109
143
152
393
476
02
03
04
05
06
R & D EXPENDITURE
AS % OF TURNOVER


INVENTORY AND RECEIVABLES
(No. of Days)
80
60
40
20
0
41
39
27
29
31
02
03
04
05
06
INVENTORY
RECEIVABLES (EXCLUDING HP DEBTORS)


NET WORKING CAPITAL
(NET OF VEHICLE FINANCING BUSINESS)
(Days of Sale)
02
03
04
05
06
-8
-41
-46
-26
-39


CURRENT RATIO
(Number of Times)
1.00
0.85
0.79
1.08
1.36
02
03
04
05
06


NET BLOCK AND ASSET TURNOVER RATIO
(Rs. in Crores)
(Number of Times)
3478
3368
3248
3697
4521
1.4
2.0
2.8
2.8
2.6
02
03
04
05
06
NET BLOCK
ASSET TURNOVER RATIO


DEBT EQUITY RATIO AND
DEBT (NET OF CASH) EQUITY RATIO
(Number of Times)
0.94
0.93
0.56
0.54
0.35
0.61
0.53
0.38
-0.15
-0.04
02
03
04
05
06
DEBT EQUITY RATIO
DEBT (NET OF CASH) EQUITY RATIO


NET CASH GENERATED FROM OPERATIONS
(NET OF VEHICLE FINANCING BUSINESS)
(Rs. in Crores)
911
1639
2775
2321
1775
02
03
04
05
06


BORROWINGS (NET OF SURPLUS CASH)
AND INTEREST AS A % OF SALES
(Rs. in Crores)
(Percentage)
2284
1394
-548
-171
2110
4.3
2.6
1.0
0.8
0.9
02
03
04
05
06
BORROWINGS (NET)
INTEREST AS % OF SALES


CAPITAL EMPLOYED AND
RETURN ON CAPITAL EMPLOYED
(Rs. in Crores)
(Percentage)
4773
4161
5368
7172
9096
5
18
31
29
28
02
03
04
05
06
CAPITAL EMPLOYED
ROCE


RETURN ON CAPITAL EMPLOYED AND
RETURN ON EQUITY
(In Percentage)
5
-2
18
12
31
26
29
32
28
32
02
03
04
05
06
ROCE
ROE


SALE OF VEHICLE SPARE PARTS
(Rs. in Crores)
483
552
645
758
943
02
03
04
05
06


TATA MOTOR FINANCE GROWTH
(Rs. in Crores)
(No. in Thousands)
50% CAGR
31052
47553
67360
96247
1609
2299
3415
5479
02-03
03-04
04-05
05-06
Finance Disbursed
No. of TML New Vehicles Financed


DIVIDEND (%), EPS AND PAYOUT RATIO
(Rupees)
(Percentage)
-2
0
0
9
25
34
41
48
40
39
42
37
80
125
130
02
03
04
05
06
EPS (Rs.)
DIVIDEND (%)
DIVIDEND PAYOUT (%)


BOOK VALUE PER SHARE
(Rupees)
77
81
102
114
145
02
03
04
05
06


SHAREHOLDERS' FUND AND MARKET CAPITALISATION
(Rs. in Crores)
2465
4037
2506
4977
3571
17143
4093
14975
5523
35703
02
03
04
05
06
SHAREHOLDERS' FUND
MARKET CAPITALISATION


NUMBER OF SHAREHOLDERS AND NUMBER OF SHARES
(In Thousand)
241
228
211
213
221
32.0
32.0
35.7
36.2
38.3
02
03
04
05
06
SHAREHOLDERS
SHARES


NET REVENUE AND EBITDA MARGIN (CONSOLIDATED)
(Rs. in Crores)
(Percentage)
7912
9612
13925
19533
23718
10.2
13.2
15.3
13.4
13.9
02
03
04
05
06
Net Revenue
EBITDA Margin


PROFIT AFTER TAX (CONSOLIDATED)
(Rs. in Crores)
-113
317
914
1357
1709
02
03
04
05
06


GROWTH OF INDEX OF INDUSTRIAL PRODUCTION AND INDIA'S GDP GROWTH RATE
(Percentage)
5.8
2.6
3.8
5.8
7.0
8.5
7.5
8.4
8.4
8.2
02
03
04
05
06
IIP
GDP

(Figures for the previous years have been regrouped/reclassified)

Directors' Report

TO THE MEMBERS OF
TATA MOTORS LIMITED

The Directors present their Sixty-First Annual Report and the Audited Statement of Accounts for the year ended March 31, 2006.

2 **FINANCIAL RESULTS**

	Financial Year *(Rs. in crores)* **2005-06**	2004-05
(i) Gross Revenue	**24004.12**	20482.57
(ii) Net Revenue (excluding excise duty)	**20602.20**	17419.13
(iii) Total Expenditure	**18022.51**	15248.04
(iv) Operating Profit	**2579.69**	2171.09
(v) Other Income	**289.11**	166.09
(vi) Profit before Interest, Depreciation & Amortization	**2868.80**	2337.18
(vii) Interest		
(a) Gross Interest	**296.49**	220.77
(b) Interest Income / Interest capitalised	**(70.14)**	(66.62)
(c) Net Interest	**226.35**	154.15
(viii) Cash Profit	**2642.45**	2183.03
(ix) Product Development Expenses	**73.78**	67.12
(x) Depreciation	**520.94**	450.16
(xi) Profit for the year before exceptional items	**2047.73**	1665.75
(xii) Exceptional items	**(5.65)**	13.85
(xiii) Profit Before Tax	**2053.38**	1651.90
(xiv) Tax Expenses	**524.50**	414.95
(xv) Profit After Tax	**1528.88**	1236.95
(xvi) Balance Brought Forward from Previous Year	**585.60**	365.80
(xvii) Arrears of Preference Dividend pertaining to erstwhile Tata Finance Limited	**19.94**	-
(xviii) Amount available for appropriations	**2094.54**	1602.75
APPROPRIATIONS		
(a) General Reserve	**750.00**	500.00
(b) Dividend (including tax)	**567.78**	515.61
Residual dividend paid for 2003-04(including tax)	**-**	1.54
(c) Balance carried to Balance Sheet	**776.76**	585.60

DIVIDEND

3 Considering the Company's financial performance, the Directors have recommended payment of a dividend of Rs.13/- per share on 38,30,78,588 Ordinary Shares and any further shares that may be allotted by the Company on conversion of Notes prior to June 27, 2006 (being the book closure date for the purpose of dividend entitlement) for the year 2005-06 (previous year – Rs.10/- per share plus a special dividend of Rs. 2.50 per share for the Diamond Jubilee Year, making a total dividend of Rs. 12.50 per share).

OPERATING RESULTS AND PROFITS

4 This year was an outstanding year for the Company, which recorded peak performance on all major financial parameters. Overall Sales volume at 454,129 and turnover at Rs.24,293.23 crores were higher at 14% and 18%,

respectively than in FY 2004-05 and the Company retained its position as the largest Indian automobile compan in terms of revenue. It continued to be the largest commercial vehicle manufacturer and the second larges passenger vehicle manufacturer in India with market shares of 61.3% and 16.5%, respectively. Export volume at 50,223 vehicles, the highest exports ever, were 65% higher than the previous year. EBIDTA margin at 13.79 was higher than 13.3% achieved in FY 2004-05. Inspite of the significant cost increase pressures, the Compan maintained its operating margin at 12.5% through its continuous cost reduction drive. The Profit Before Tax wa Rs.2,053.38 crores, higher by 24% as against Rs.1,651.90 crores in FY 2004-05. After providing for current an deferred taxes, the Profit After Tax was Rs.1,528.88 crores (FY 2004-05 Rs.1,236.95 crores), an increase of 24 over the previous year.

COMMERCIAL VEHICLES

5 The Company reported a record sale of 245,022 commercial vehicles in the domestic and overseas market i FY 2005-06, representing a 16.9% growth over the last fiscal.

The Company's commercial vehicle sales in the domestic market also stood at a record high of 214,836 no With a 13.1% growth, the Company outperformed the industry and strengthened its market leadership with 61.3% market share. The Company created a new segment in the domestic commercial vehicle market b launching India's 1st Mini Truck – TATA ACE in May 2005 and recorded impressive sales of nearly 30,000 vehicle in the fiscal. The Company further strengthened its sales and service network and opened over 300 exclusiv sales outlets for the TATA ACE. The Company also launched the TATA Novus range of heavy vehicles in Decemb 2005 which has been well received in the market.

The Company's commercial vehicle sales in the overseas market grew by 54% and were at an all time high 30,186 vehicles. LCV exports grew by 61%. M & HCV exports grew by 39% to reach a new peak of 8,261 vehicle

Revenue from non-vehicular business of the Company grew by 24% mainly due to a growth in the Spare Par business.

The Company continued pursuing aggressive cost reduction, productivity improvement and aesthetic/visu quality improvement programs during the year. The Company established a new assembly factory for the TAT Novus vehicles at Jamshedpur. The Company is also undertaking an expansion programme to increase th manufacturing capacity of the TATA ACE to meet the growing demand in the domestic and international marke

Tata Daewoo Commercial Vehicle Ltd. (TDCV) - South Korea, acquired in March 2004 recorded a 26% growth its overall vehicle sales (billing) to 5,734 nos. TDCV sold 3,131 HCVs in the domestic market to achieve a 28 market share. TDCV also entered the South Korean MCV market in January 2006 and achieved a 13.5% mark share in the January-March 2006 period. TDCV exports continued to grow during the year and represented ov two-thirds of South Korea's total heavy truck exports.

The Company's associate - Hispano Carrocera reported a record sale of 365 units in FY 2005-06. Hispano launch a new bus face in October 2005 and received a major order for replacing all buses in Casablanca city over tl next 4 years. Hispano's order position is strong and volumes are expected to double in the current year.

In May 2006, the Company entered into a 51:49 Joint Venture with Marcopolo, Brazil (recognised worldwide f its mass production technology for buses, offering the 'best value for money' proposition) to address high quali mass manufacturing of buses in India. This strategy would enable the Company to increase its market share the Indian bus market and also address a larger segment of the global bus market.

The Company received several awards for its commercial vehicle business, the notable being JRD QV Award f Business Excellence, CII – EXIM Award for Business Excellence in 2005, Best Commercial Vehicle Design Awa by BBC Top Gear to TATA ACE, CII's 'Excellent Energy Efficient Unit' trophy to CV Pune plant in 2005 and the Ga Huttenes Albertus Green Foundry of the Year (2004-05) Award to Foundry division, Pune plant. The Compan Pune Works was declared as the 'National Best Establishment' by DGET, Ministry of Labour, Govt. of India.

PASSENGER VEHICLES

6 The Company achieved record sales of 209,107 passenger vehicles in the domestic and overseas mark (including sale of 209 Fiat Cars) in the FY 2005-06, representing a 10% growth over the last fiscal. During t year, the Company crossed the '1 Million Production and Sales' milestone since the start of the Passenger vehi operations in 1991. The Car plant's capacity was expanded to produce 225,000 vehicles per annum.

The Company's domestic passenger vehicle sales grew by 5.6% to a record high of 189,070 vehicles (including sale of 209 Fiat cars). The Company continues to be the 2nd largest player in the domestic passenger vehicle market with a 16.5% market share. The Company also achieved record exports of 20,037 passenger vehicles representing an 83.8% growth with South Africa emerging as the biggest market with exports of over 11,000 passenger vehicles. The Company continued to grow its presence in Spain, Italy, Sri Lanka, Nepal and Bhutan.

The TATA Indica recorded its highest ever sale at 111,574 units and maintained its position as the 2nd largest selling model in the industry. The launch of a Turbo-diesel version and the e**X**tra fuel **E**fficient **T**orque **A**dvantage (XETA) petrol engine model in the second half of the fiscal enabled Indica to stay ahead of competition. The TATA Indigo range including the estate version achieved sales of 39,377 units, maintaining its leading position in the Entry mid-size segment. A more premium trim level (Indigo SX series) was launched on the sedan version which has been accepted well in this market. The Company's Utility Vehicles sales at 37,910 units were the highest since FY 1998-99. The TATA Sumo achieved a sale of 33,218 units – a growth of 6.9% and remained a favorite of the market, despite growing competition. The TATA Safari achieved its highest ever sale of 4,692 units based on the launch of the face-lifted version with the Company's first common rail diesel engine.

In September 2005, the Company signed an MOU with FIAT S.p.A. to explore strategic alliance opportunities of mutual interest culminating in the first initiative of the Company becoming the distributor of FIAT Products for the Indian Market.

The Company's Car plant at Pune received the National Energy Conservation Award at the hands of His Excellency, The President of India in March 2006. The Company's advertising continued to get recognition at various industry forums, while its brands figure among the most trusted brands in the Indian market place amongst consumer durables and FMCGs.

The Company displayed a range of new products under development and concepts at the Auto Expo in Delhi and the Geneva Motor Show in early 2006. Notable among these were the Indigo XL - a Premium version of the Indigo with a longer wheelbase, the Tata Cliffrider - a 4 door life style pick-up concept on the new crossover platform under development.

TATA MOTORFINANCE - CUSTOMER FINANCING INITIATIVES

7 Pursuant to the Hon'ble High Court's order, Tata Finance Limited amalgamated with the Company with effect from April 1, 2005. Tata Motorfinance (TMF), the vehicle financing business has achieved significant growth on account of synergies derived from this amalgamation. TMF financed 96,247 new vehicles, a growth of 43% over 67,360 in the previous year. With disbursals of Rs.5,479 crores, a growth of 60% over Rs.3,415 crores in the previous year, TMF has emerged as the third largest vehicle financier in the domestic market. During the year, TMF extended support to the Company's vehicle sales by financing 23.8% of the total domestic sales, compared to 18.2% in the previous year. Given this growth TMF is on course to become a strong captive financing arm to support the vehicle sales business as well as to de-risk the cyclical revenue stream of this business. The extensive network of TMF will also complement the dealer network of vehicle sales thus augmenting the reach of the Company.

HUMAN RESOURCES AND INDUSTRIAL RELATIONS

8 The Company entered into a 3 year wage settlement with its Union at Lucknow. A cordial industrial relations environment prevailed in all the manufacturing units of the Company.The permanent employee strength of the Company as on March 31, 2006 was 22349, while that of the Company's subsidiaries was 7257.The HR-Training Division in Pune was awarded the National Best Training Division award for the 8th time from the Government of India. The Company's Suggestion Scheme received the Excellence Award conferred by the Indian National Suggestion Schemes' Association (INSSAN). The Confederation of Indian Industry (CII) recognized the Company's significant achievements in Corporate Sustainability Reporting.

FINANCE

9 On February 16, 2006, the Company issued Foreign Currency Convertible Notes ("Notes") aggregating to JPY 11.76 Billion ("Issue") which are listed on the Singapore Stock Exchange. The Notes are convertible into either Ordinary Shares or American Depository Shares of the Company, at the option of the Note holders. The Notes will be convertible at a price of Rs.1001.39 per share, which was at a premium of 30% to the Company's closing share price on the Bombay Stock Exchange Limited on the issue date. The Notes are zero coupon and will be redeemable at a discount of 0.15% at the end of five years. The Company has an option to redeem the Notes after three years, subject to receipt of relevant approvals.

The Company's ratings for local as well as foreign currency borrowings have been upgraded by Moody's fron Ba2 to Ba1, BB with stable outlook (Standard and Poor) and maintained at AA+ by ICRA and CRISIL. The Boar of Directors propose to explore ways of raising additional long term resources upto Rs.3,000 crores by issue o appropriate securities in the domestic/international market for financing the Company's growth plans. Member are requested to refer to Item Nos. 11 and 12 of the Notice and the Explanatory Statement thereto of the Annu General Meeting.

INFORMATION TECHNOLOGY INITIATIVES

10 The Company continued to upgrade its Computer Aided Design capabilities which have improved productivit in our design areas. Digital manufacturing initiatives were also started to improve manufacturing process plannin capabilities. Our ongoing CRM initiatives, now cover 225 dealers and encompasses 80% of customer facin transactions by volume which will enable the Company to gain customer insight by exploiting the huge custome database. In the ERP area, SAP was rolled out at some of the foreign subsidiaries. The Supplier Relationshi Management module was rolled out during the year, covering approximately 1500 suppliers seamless networked with the Company. Supplementing our ERP initiatives, manufacturing execution support applicatior for shop floor operations for all Plants were initiated during the year.

SUBSIDIARY AND ASSOCIATE COMPANIES

11 Subsidiary Companies

For the financial year ended March 31, 2006, the Company's subsidiaries, on an aggregate basis, have significant improved on their financial performance and profitability. A brief profile of the subsidiary companies and the main financial parameters for FY 2005-06, are in this Annual Report.

Telco Dadajee Dhackjee Limited and Suryodaya Capital and Finance (Bombay) Limited were amalgamated wit the Company. The name of Concorde Motors Limited was changed to 'Tata Motors Insurance Services Limite

Tata Daewoo Commercial Vehicle Company Limited (TDCV), Korea is a 100% subsidiary of the Compan TDCV is in the business of manufacture and sale of heavy commercial vehicles.

During the year ended March 31, 2006, TDCV recorded a turnover (excluding Other Income) of Korean Wo (KRW) 364.94 billion (~Rs.1,646.66 crores) (April 2004-March 2005 - KRW 292.29 billion, ~Rs.1,246.97 crores). Th operating income at KRW 18.72 billion (~Rs.84.46 crores) registered an increase of 167% compared to KRW 7.0 billion (~Rs.29.94 crores) compared to April 2004-March 2005 period. After providing for tax, the profit was KR 13.46 billion (~Rs.60.75 crores), an increase of over 163%.

Telco Construction Equipment Company Limited (Telcon) is engaged in the business of manufacturing an sale of construction equipment and allied services in which the Company has 60% holding and Hitachi Constructio Machinery Company Limited, Japan, holds 40%. During the year, the Company divested 20% of its stake to Hitach thus reducing its stake from 80% to the present 60%. With the increase in economic activity especially in th infrastructure sector, Telcon recorded its best performance to date having sold 3674 units (2517 machines i FY 2004-05) with a gross revenue of Rs.1,289.49 crores (FY 2004-05-Rs.926.26 crores), a Profit After Tax Rs.86.84 crores (FY 2004-05-Rs.40.76 crores) and a dividend of Rs.2.50 per share (FY 2004-05-Rs.1.50 per share

Tata Technologies Limited (TTL), along with its subsidiaries are in the business of providing informatic technology services. Tata Technologies Pte. Ltd. (TTPL) which became a subsidiary of TTL acquired Ta Technologies, USA, (TT US) in March 2006. TTUS acquired INCAT International Plc (INCAT), a global provider Product Life Cycle Management (PLM), Engineering and Design services to automotive and aerospace industr INCAT acquired CEDIS Mechanical Engineering GmbH, in January 2006, to enhance its presence in its lines business in Germany. TTL incorporated a wholly owned subsidiary in Thailand named Tata Technologies (Thailan Limited which would be TTL's second global delivery to take advantage of the growth in the area. The Compa holds 86.91% of TTL's share capital. In order to simplify the multi layer Group structure, due to simultaneo acquisitions and to bring in tax efficiency, a restructuring was undertaken to align the companies with th objective of bringing clear focus on services and product business. This would also enable fixing territor responsibility for top and bottom line growth and establishing a global delivery centre supporting the over business.

The consolidated revenue of TTL group was Rs.545.00 crores as against Rs.180.43 crores in the previous year, increase of 202.05%. The Profit Before Tax was Rs. 19.41 crores as against Rs.10.66 crores in the previous ye recording a growth of 82.08%. The Profit After tax was Rs.11.49 crores as against Rs.7.72 crores, an increa of 48.83%. The Board of TTL has recommended a dividend of 30% for the FY 2005-06, including dividend on a *pro rata* basis in respect of shares allotted during the year.

TAL Manufacturing Solutions Limited (TAL) is a 100% subsidiary of the Company engaged in the business of providing factory automation solutions and design and manufacture of a wide range of machine tools. During the year, TAL recorded a turnover of Rs.113.19 crores (FY 2004-05-Rs.90.71 crores) and a Profit After Tax of Rs.4.66 crores (FY 2004-05-Rs.2.38 crores).

HV Transmissions Limited (HVTL) and **HV Axles Limited** (HVAL) are 100% subsidiary companies of the Company engaged in the business of manufacture of Gear Boxes and Axles for heavy and medium commercial vehicles, with production facilities and infrastructure based at Jamshedpur. With the rise in demand for medium and heavy commercial vehicle over the years, major improvement initiatives were undertaken at HVTL and HVAL. Both HVTL and HVAL manufactured prototypes of gear boxes and axles for application in the Company's new products. HVTL recorded a marginal increase in its turnover to Rs.127.62 crores (an increase of 0.8%), an increase of 11.3% in Profit After Tax to Rs. 30.07 crores and a dividend of Rs. 3.50 per share for FY 2005-06 (previous year Rs. 3/- per share). HVAL recorded a turnover of Rs. 143.90 crores (marginal decrease of 0.05%), an increase of 8.25% in Profit after Tax to Rs. 46.27 crores and a dividend of Rs.3.50 per share for the FY 2005-06. (previous year Rs.3/- per share).

Sheba Properties Limited is a 100% owned investment company, whose income was Rs.11.44 crores (Rs.15.33 crores) and Profit After Tax was Rs.7.14 crores (FY 2004-05-Rs.7.67 crores).

Concorde Motors (India) Limited (CMIL), a 100% subsidiary of the Company, recorded improvement in terms of business and overall performance. Retail sales crossed the 11,000 mark representing a growth of 29% and turnover at Rs.468.47 crores was higher by 33.3% over last year. EBITDA increased by 16% over the previous year, the Profit Before Tax grew by 26.7% from Rs.9.01 crores to Rs.11.42 crores in the last year and CMIL declared a dividend of Rs.5/- per share on the enlarged Equity Share Capital of Rs.2.45 crores and a preference dividend of Rs.7/- per share on the Cumulative Redeemable Preference Shares of Rs.100/- each.

Tata Motors Insurance Services Limited (TMISL) (formerly Concorde Motors Limited), a 100% subsidiary of the Company, proposes to undertake the business of direct and re-insurance broking for which an application has been made to the Insurance Regulatory and Development Authority. For the year under review, CML earned revenues of Rs.1.18 crores (FY 2004-05-Rs.2.58 crores) and recorded a Profit After Tax of Rs.0.80 crores (FY 2004-05-Rs.0.89 crores).

Tata Motors European Technical Centre plc. (TMETC) was established as a 100% subsidiary of the Company on September 1, 2005 in the United Kingdom. TMETC is engaged in the business of design engineering and development of products for the automotive industry. Working synergistically, TMETC provides the Company with design engineering support and development services, complementing and strengthening the Company's skill sets and providing European standards of delivery to the Company's passenger vehicles. During the first seven month period up to March 31, 2006, the Company earned gross revenues of £1,238,717 (~Rs.9.62 crores), an operating profit of £77,216 (~Rs.0.60 crores) and incurred a loss on ordinary activities after taxation of £56,993 (~loss of Rs.0.44 crores).

Associate Companies

12 As on March 31, 2006, the Company had the following associate companies:

Tata Cummins Limited (TCL), in which the Company has a 50% shareholding, with Cummins Engine Co. Inc., USA holding the balance. TCL is engaged in the manufacture and sale of high horse power engines used in the Company's range of M/HCVs.

Tata AutoComp Systems Limited (TACO) is a holding company for promoting domestic and foreign Joint Ventures in auto components and systems and is also engaged in engineering services, supply chain management and after market operations for the auto industry. The Company's shareholding in TACO is 50%.

Tata Precision Industries Pte. Ltd., Singapore, in which the Company has a 49.99% shareholding is engaged in the manufacture and sale of high precision tooling and equipment for the computer and electronics industry.

Nita Co. Ltd., Bangladesh, in which the Company holds 40% equity is engaged in the assembly of TATA vehicles for the Bangladesh market.

Hispano Carrocera S.A. (HC), a well-known Spanish bus manufacturing company, in which the Company acquirec a 21% stake in March 2005 was another major step in the Company's plans for globalization.

13 In accordance with the Statement of Accounting Standard on Consolidated Financial Statements (AS 21) anc the Accounting Standard on Accounting for Investments in Associates (AS 23) issued by the Institute of Charterec Accountants of India (ICAI), the above mentioned subsidiaries and associates have been considered in th Consolidated Financial Statements of the Company. As may be seen from the consolidated statements, th consolidated revenue (net of excise) was Rs.23,718.17 crores, an increase of 21.43% as against Rs.19,532.8 crores in the previous year. The Profit Before Tax was Rs.2,348.98 crores as against Rs.1,848.09 crores in th previous year, recording a growth of 27.10%. The consolidated Profit After Tax, after considering an amount o Rs.640.00 crores (previous year Rs.490.62 crores) towards current and deferred tax, adjustment for share o minority interest and profit in associate companies was Rs.1,728.09 crores as against Rs.1,385.34 crores in th previous year, recording a growth of 24.74%.

14 On an application made by the Company under Section 212(8) of the Companies Act 1956, the Centra Government vide letter dated April 27, 2006, exempted the Company from attaching a copy of the Balanc Sheet and the Profit and Loss Account of the subsidiary companies and other documents required to be attache under Section 212(1) of the Act to the Annual Report of the Company. Accordingly, the said documents are nc being attached with the Balance Sheet of the Company. A gist of the financial performance of the subsidiar companies is contained in the report. The Annual Accounts of the subsidiary companies are open for inspectio by any member/investor and the Company will make available these documents/details upon request by an Member of the Company or to any investor of its subsidiary companies who may be interested in obtaining th same. Further, the annual accounts of the subsidiary companies will also be kept for inspection by any investc at its Head Office and that of the subsidiary company concerned.

ENERGY, TECHNOLOGY AND FOREIGN EXCHANGE

15 Details of energy conservation and research and development activities undertaken by the Company alon with the information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, rea with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are given as a Annexure to the Directors' Report.

DIRECTORS

16 In accordance with the provisions of the Companies Act, 1956 and the Articles of Association of the Compan Mr J K Setna and Mr H Petri are liable to retire by rotation at the ensuing Annual General Meeting and hav conveyed their decision not to offer themselves for re-appointment. Mr Fietzek, alternate director to Mr Pet would also cease to be a director of the Company, consequent upon Mr Petri's retirement.

Mr Setna, is a Director of the Company since September 29, 1993, and is also a member of the Audit Committe and Finance Committee of Directors and has added value to deliberations at Board/Committee Meeting Mr Petri has been a Director of the Company since March 28, 2000. Mr Fietzek has been a director of the Compar since May 27, 1996. The Directors place on record their appreciation of the contribution made t Messers Setna, Petri and Fietzek during their tenure as Directors of the Company.

Mr V R Mehta has been on the Board of the Company as a Representative of Unit Trust of India since June 1998 and is also the Chairman of the Audit Committee and a Member of the Remuneration Committe Consequent upon the withdrawal of his nomination by the said Institution, the Board at its meeting held c October 25, 2005, appointed Mr Mehta as an Additional Director. Mr S M Palia was appointed as an Addition Director of the Company at the Board meeting held on May 19, 2006, with immediate effect. The Company h received notices in writing from Members under Section 257 of the Act, proposing their candidature for tl office of Directors of the Company.

The Board of Directors had, at its meeting held on July 29, 2005, appointed Mr Ravi Kant as the Managing Direct of the Company for the period from July 29, 2005 to June 1, 2009. Further, the Board of Directors at its meeti held on May 19, 2006, re-appointed Mr P P Kadle as the Executive Director for a period of 5 years effective Ju

11, 2006 and had also revised the terms of appointment of Mr Ravi Kant. Dr V Sumantran, Executive Director (PCBU and ERC) resigned w.e.f. August 24, 2005.

Attention of the Members is invited to the relevant items of the Notice of the Annual General Meeting and the Explanatory Statement thereto.

CORPORATE GOVERNANCE

17 A separate section on Corporate Governance forming part of the Directors' Report and the certificate from the Company's auditors confirming compliance of Corporate Governance norms as stipulated in Clause 49 of the Listing Agreement with the Indian Stock Exchanges is included in the Annual Report.

PARTICULARS OF EMPLOYEES

18 Information in accordance with sub-section (2A) of Section 217 of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, and forming part of the Directors' Report for the year ended March 31, 2006, is also given as an Annexure to this Report.

AUDIT

19 Messrs. Deloitte Haskins & Sells (DHS), who are the Statutory Auditors of the Company hold office until the ensuing Annual General Meeting. It is proposed to re-appoint them to examine and audit the accounts of the Company for the FY 2006-07. DHS have, under Section 224(1) of the Companies Act, 1956, furnished a certificate of their eligibility for re-appointment.

Cost Audit

20 As per the requirement of the Central Government and pursuant to Section 233B of the Companies Act, 1956, the Company carries out an audit of cost accounts relating to motor vehicles every year. Subject to the approval of the Central Government, the Company has appointed M/s Mani & Co. to audit the cost accounts relating to motor vehicles for the FY 2006-07.

DIRECTORS' RESPONSIBILITY STATEMENT

21 Pursuant to Section 217 (2AA) of the Companies Act, 1956, the Directors, based on the representation received from the Operating Management, confirm that:-

i. in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

ii. they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii. they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv. they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

22 The Directors wish to convey their appreciation to all the Company's employees for their enormous personal efforts as well as their collective contribution to the Company's record performance. The Directors would also like to thank the employee unions, shareholders, customers, dealers, suppliers, bankers and all the other business associates for the continuous support given by them to the Company and their confidence in its management.

On behalf of the Board of Directors

RATAN N TATA
Chairman

Mumbai, May 31, 2006

Annexure to the Directors' Report

(Additional information given in terms of Notification 1029 of 31-12-1988 issued by the Department of Company Affairs)

A. Conservation of Energy

The Company has always been conscious of the need for conservation of energy. Energy conservation measure have been implemented in all the Plants and Offices of the Company. These measures are aimed at effectiv management and utilization of energy resources and have resulted in cost savings for the Company, aggregatin approximately Rs 6.28 crores. The Company's Pune Works was awarded CII's National Award for "Excellence i Energy Management – 2005" and declared as an Excellent Energy Efficient Unit in Automobile Sector. It als received National Energy Conservation Award – 2005 for Automobile Sector. These awards and accolades ar a testimony to the Company's pursuit to conserve natural resources on all fronts.

B. Technology Absorption

The Company has initiated a programme to transform its entire product range to meet the future needs o the evolving global market by providing a strong value proposition for its customers. All of the Company' products are compliant with Bharat Stage III emission norms. Petrol engines have been certified for Euro I norms for the Car platform. Further, development has been taken up for meeting Euro IV emission norms wit common rail technology for diesel engines in the passenger vehicle range.

During the year, the Company has spent Rs 476.12 crores on Research and Development activities includin expenditure on capital assets purchased for Research and Development which was 2.3% of the net turnove

Technology imported during the last five years :

Technology for	Imported from	Year of Import	Status
(a) Design & Styling of Sedan/ Estate variants of passenger car platform	Institute of Development in Automotive Engineering, S.p.A., Italy	2000-01	Production commenced for Sedan and Estate
(b) Design and Development of modular Cabs for Commercial vehicles	Stile Bertone, Italy	2002-03	Under implementation
(c) Design & Development of passenger vehicles	Institute of Development in Automotive Engineering, S.p.A., Italy	2003-04	Under implementation
(d) Direct injection Common Rail Euro IV engines for passenger vehicles	AVL List GmbH, Austria Delphi Diesel System, France	2003-04	Under implementation
(e) Design & Development of Crossover Passenger Vechicle	Institute of Development in Automotive Engineering S.p.A., Italy	2004-05	Under implementation
(f) Safety& NVH Integration in passenger vehicles.	MIRA Ltd, UK	2004-05	Under implementation

C. Foreign Exchange Earnings and Outgo

	Rs. in crore
Earnings in foreign exchange	2220.5
Expenditure in foreign currency (including dividend remittance)	1573.4

MANAGEMENT DISCUSSION AND ANALYSIS

I. Business Overview

The Indian economy witnessed an 8.4% growth in FY 2005-06, compared to 7.5% in the previous year. Whilst growth in the country's GDP and ongoing road development program had a positive impact on vehicle sales, FY 2005-06 proved to be a difficult year for the Indian Automobile Industry as growth of domestic four wheeler sales slowed down to 8.5% from 18.6% in FY 2004-05.

Towards the beginning of this fiscal, the Auto Industry witnessed confusion over application of emission norms in some states. Severe floods in northern, western and southern parts of the country impacted demand and distribution of vehicles. Upward movement in prices of input materials mainly steel, copper, aluminum, rubber, engineering plastics and compliance with new CMVR regulations added to the cost of products, which was partially offset by a modest price increase. Difficult liquidity position from Oct'05 onwards and increase in interest rates in the latter half of the year also impacted vehicle sales. The growth in the commercial vehicle industry was due to the new product TATA ACE launched by the Company, without which growth would have been almost flat at 0.7%. Passenger vehicle sales in the domestic market also slowed down to 7.7% from 17.8% in FY 2004-05.

Amidst this challenging situation, the Company's sales grew by 13.6% as compared to the industry sales growth of 8.6%. The Company recorded highest ever sales of Commercial and Passenger Vehicles in domestic and international markets. In Passenger vehicle business, new product launches in domestic market and overseas market, strengthening of marketing activities and expansion of distribution network, enabled the Company to outperform the industry with a 10% growth, and increased its overall Market Share in 4 wheelers to 26.5%. The Company recorded its highest ever exports of over 50,000 vehicles.

Category	Industry sales (including Exports) (Nos.)			Company sales (including Exports) (Nos.)			Company share (including Exports) (%)	
	2005-06	2004-05	% growth	2005-06	2004-05	% growth	2005-06	2004-05
Commercial Vehicles	391,166	348,378	12.3	245,022	209,591	16.9	62.6	60.2
Passenger Vehicles	1,318,933	1,226,442	7.5	209,107	189,975	10	15.8	15.5
Total	**1,710,099**	**1,574,820**	**8.6**	**454,129**	**399,566**	**13.6**	**26.5**	**25.4**

Source: Society of Indian Automobile Manufacturers Report and Company Analysis

II. Industry Structure and Developments

Commercial Vehicles

After growing by 36.4% and 22.4% in the last two years, industry sales of commercial vehicles slowed down to 10% (without ACE). Regulations to check overloading of vehicles had a favorable impact on truck demand and resulted in the growth of 4.5% in the M & HCV segment during the year. The industry performance during FY 2005-06 and the Company's share is tabulated below:

Domestic / Category	Industry sales (Nos.)			Company sales (Nos.)			Company Market Share (%)	
	2005-06	2004-05	% growth	2005-06	2004-05	% growth	2005-06	2004-05
M/HCVs	207,449	198,561	4.5	128,610	129,244	(0.5)	62.0	65.1
LCVs	143,136	119,877	19.4	86,226	60,749	41.9	60.2	50.7
Total CVs	**350,585**	**318,438**	**10.1**	**214,836**	**189,993**	**13.1**	**61.3**	**59.7**

Source: Society of Indian Automobile Manufacturers Report and Company Analysis

The Company achieved its highest ever sale in the domestic market at 214,836 units. The Company overcame problems related to supply of critical M & HCV parts (witnessed in H1 due to change in emission regulations) but was unable to fully make up for the loss experienced in H1. However, the Company increased its overall market share from 59.7% to 61.3%, the highest in the last 5 years.

The Company identified the trend of increase in consumption of consumer goods and durables in smaller cities, towns and restrictions on goods movement by bigger vehicles in metros/bigger cities especially during daytime The Company created a new segment for meeting these transportation needs in a safer manner and introduced India's 1st Mini Truck - the TATA ACE. This helped the Company to outperform the LCV industry and increase the TATA market share in LCV segment to 60.2%, the highest in the last 5 years.

Passenger Vehicles

Against a double-digit growth over the last two years, the Passenger Vehicle industry slowed down to 7.7% in FY 2005-06. The total industry volumes touched an all time high of 1,143,037 units. The lower growth rate is attributable to the larger base of the previous year and lack of any major volume launches. Growing retail incentives and rising input costs continued to put pressure on OEM margins. Industry growth spiked momentarily in March 2006 due to reduction in excise duty on Small cars, up to 4m in length and with engine displacement of less than 1.2L for petrol and 1.5L for diesel.

The industry performance during FY 2005-06 and the Company's share is tabulated below:

Domestic / Category	Industry sales (Nos.)			Company sales (Nos.)			Company Market Share (%)	
	2005-06	2004-05	% growth	2005-06	2004-05	% growth	2005-06	2004-05
Cars	882,094	820,179	7.5	151,160	144,827	4.2	17.1	17.7
UVs	194,577	176,360	10.3	37,910	34,249	10.7	19.5	19.4
MPVs	66,366	65,033	2.0	-	-	-	-	-
Total PVs	**1,143,037**	**1,061,572**	**7.7**	**189,070**	**179,076**	**5.5**	**16.5**	**16.9**

Source: Society of Indian Automobile Manufacturers Report and Company Analysis.

With the highest ever sale of passenger vehicles in the domestic market in FY 2005-06, the Company maintained its position as the 2nd largest player with a 16.5% Market Share. The Company's product portfolio now includes Tata brands namely the Tata Indica, Tata Indigo, Tata Indigo Marina, Tata Sumo, Tata Safari. In addition the Company marketed 2 Fiat Brands-the Fiat Palio and Fiat Adventure in India through an exclusive distributorship arrangement with the Fiat S.p.A. from March 2006.

In FY 2005-06, the Compact car segment accounted for over 50% of the total domestic market. Share of the Compact segment recorded a 3% increase over the previous year, at the cost of the Mini segment which accounted for a 7.8% share of the industry's sales. In the Compact car segment, the TATA Indica competes with 8 other models from 4 manufacturers. The Launch of a new premium compact car and full year availability of another premium positioned product from competition eroded market share of most incumbent brands. The Tata Indica maintained its market share of nearly 17% among all hatchback cars, with a growth of about 6%.

After a robust double-digit growth in the previous years, the Entry mid-size segment witnessed a 5.6% decline in volumes in FY 2005-06. This decline in the segment was primarily due to new launches in the Premium compact segment and in the Upper mid-size segment, with no new launches within the segment. The TATA Indigo's sales grew marginally by 0.2% but its market share grew to 33% maintaining its leadership position in the segment since its introduction in FY 2002-03.

The Utility Vehicle segment accounts for nearly 17% of the industry's volumes and is the second largest segment after the Compact car segment. The Company achieved a 10.7% growth and held on to its market share of 19.6% despite new launches from competitors.

III. Opportunities and Threats

a) Opportunities

- *Road Development:* The ongoing road development program would improve connectivity to ports, cities and villages through a network of highways and interconnecting roads by 2010-11. Improved road network would help in faster movement of goods between various cities and towns. The Company launched TATA Novus range of vehicles in the heavy segment and TATA ACE for last mile distribution. The Company has plans to further strengthen its position in these segments. The improved road network would also facilitate faster and consequently increased movement of people by small, medium sized buses and luxury coaches. The Company would strengthen its Starbus and Globus range of buses and coaches for getting maximum benefit from this opportunity.

  Improved road network would also lead to more people driving out in cars. Life style vehicles are also expected to grow due to the ongoing road development program.

- *Car penetration in India:* Car penetration in India is 7 cars per 1,000 persons. The Government's announcement of 8% reduction in Excise Duty on 'Small Cars' (i.e. cars not more than 4,000mm in length and having <1,200 cc Petrol engine or <1,400 cc Diesel engine) is expected to increase penetration of cars in the country. With improvement in infrastructure, increase in disposable income and easy availability of finance, the outlook for growth of passenger car sales remains positive.

- *International:* The Company's strategy to grow sales in focused markets by making entry in select segments with appropriate products enabled it to achieve record sales of commercial and passenger vehicles in overseas markets this year, on top of high growth rates witnessed in the previous two years. In FY 2005-06, the Company increased share of its overseas vehicle sales from 7.6% last year to record high of 11.1% (as % of its total sales) and has planned further increase in coming year.

b) Threats

- *Global Competition:* India is increasingly attracting global players to set up manufacturing facility for producing cars, especially small cars. Global automobile manufacturers are also entering India in commercial vehicle segment to leverage India's low cost production advantage to their favor. The Company plans to remain competitive by bridging the technology gap between its products and foreign offerings while maintaining its low cost product development and manufacturing / sourcing advantage.

- *Fuel Prices:* During last year, international crude prices touched unprecedented levels and were mainly in the range of US$ 60–70 per barrel. The continuing fuel price increase in the domestic market could significantly impact demand of commercial and passenger vehicles.

- *Input costs:* Commodity items particularly steel, non-ferrous metals, rubber and engineering plastics have witnessed huge price increases in the past. These prices are expected to increase further affecting the Company's profitability.

- *Interest rate hardening and other inflationary trends:* With interest rates hardening and liquidity crunch in the system, growth in sales may be adversely impacted.

- *Government Regulations:* Stringent emission and safety requirements could bring new complexities for automotive and component manufacturers impacting the Company's business. WTO, Free Trade Agreements and other similar policies can potentially open the Indian market to more imports at far lower cost.

IV. Outlook

Commercial vehicle industry being a cyclic industry showed signs of slow down during FY 2005-06. Continuous growth in GDP, ongoing infrastructure activity, enforcement of overloading norms/emission regulations and softening of interest rates could put the industry back on high growth track. However, increasing fuel and input material price: remain a cause of concern.

In FY06-07, the Company has planned further increase in commercial vehicle sales by launching suitable product in cargo as well as passenger segments. Industry outlook for passenger vehicles is double digit growth. The Company' growth is likely to be better due to presence in small car segment which have got excise duty benefit and health product pipeline. The Company has also planned further volume growth from overseas markets in the coming yea

V. Financial Performance as a measure of Operational Performance

The Company's financial performance continued to improve in this Financial Year owing to a good volume growtl of 13.7% and continued efforts by the Company to maintain its margins, driven mainly by cost reduction efforts. Th following table sets forth the breakup of the Company's expenses as part of the net revenue.

	Percentage of turnover Year ended March 31,	
	2006	2005
Turnover net of excise duty	**100**	100
Expenditure :		
Material (including change in stock and processing charges)	**70.0**	70.2
Employee Cost	**5.5**	5.9
Manufacturing and other expenses (net)	**10.8**	10.6
Total Expenditure	**86.3**	86.7
Profit before Depreciation, Interest, Exceptional Items and Tax	**13.7**	13.3
Depreciation (including product development expenditure)	**2.8**	2.9
Interest (Net)	**1.1**	0.9
Profit before Exceptional Items and Tax	**9.8**	9.5

Turnover, net of excise duties, increased by 18.8% to another record high of Rs.20,891.31 crores from Rs.17,585.2 crores in 2004-05. The total number of vehicles sold during the year increased by 13.7% to 454,129 units from 399,56 units in 2004-05. The domestic volumes increased by 9.4% to 403,906 units from 369,069 in 2004-05 while expo volumes increased by a massive 64.7% to 50,223 units in 2005-06 from 30,497 units in 2004-05.

Manufacturing and Other Expenses increased by 18.5% to Rs 18,331.36 crores in 2005-06 from Rs.15,466.17 cror in 2004-05.

Net Raw Material consumption inclusive of processing charges increased by 18.6% to Rs.14,632.65 crores in 200 06, from Rs.12,341.14 crores in 2004-05. This was largely a result of high steel prices during the first quarter of th year and sharp increase in the prices of other commodities like aluminium, copper and rubber. However, the Compa managed to maintain its ratio of net raw material consumption to net turnover at 70% in 2005-06 on account the on going cost reduction programme. As a part of the cost reduction programme, the Company initiated glob sourcing, vendor rationalization and value engineering during 2005-06.

Employee Cost increased by 10.0% during the year to Rs. 1,143.13 crores from Rs.1,039.34 crores registered in tl previous year. The Company restructured the salaries of its employees during the year to align the same to tl industry standards. However, increase in productivity helped the Company reduce its Employee cost as a percenta of net turnover to 5.5%, as compared to 5.9% in 2004-05.

Profit before depreciation, interest, exceptional items and tax increased by 22.7% to Rs. 2,868.80 crores fro Rs. 2,337.18 crores in 2004-05. The margin increased to 13.7% from 13.3% in 2004-05.

Depreciation for 2005-06 increased by 15.7% to Rs. 520.94 crores from Rs.450.16 crores in 2004-05 on account increase in fixed assets.

Net Interest cost increased to Rs. 226.35 crores in 2005-06 from Rs. 154.15 crores in 2004-05. The increase in inter cost was on account of significant increase in working capital requirement for vehicle financing business a hardening of interest rates during the year. The Company also issued Foreign Currency Convertible Notes aggregating to JPY 11.76 Billion during 2005-06.

Profit Before Tax (PBT) of the Company increased by 24.3% to Rs.2,053.38 crores from Rs. 1651.90 crores in 2004-05. The total tax provision for current and deferred tax was at Rs. 524.50 crores as compared to Rs. 414.95 crores in 2004-05.

Profit After Tax (PAT) increased by 23.6% to Rs. 1,528.88 crores from Rs. 1,236.95 crores in 2004-05. Earning per share (EPS) increased by 18% to Rs. 40.57 as compared to Rs. 34.38 last year.

Balance Sheet size of the Company increased to Rs 9096.45 crores in 2005-06 from Rs 7172.09 crores in 2004-05.This increase is attributed to significant capital expenditure insured by the company for its New Product Introduction Programes and substantial increase in our vehicle financing business.

As on March 31, 2006, the Ordinary Share Capital of the Company stood at Rs. 382.87 crores as compared to Rs. 361.79 crores as on 31st March 2005. This was on account of allotment of Ordinary Shares of the Company to the shareholders of the erstwhile Tata Finance Limited (TFL) consequent upon its amalgamation with the Company and the conversion of 1% Convertible Notes (USD 100 mn due 2008) to the extent of 91.4% and the Zero Coupon Convertible Notes (USD 100 mn due 2009) to the extent of 81.9% during the year.

On February 16, 2006, the Company announced the issue of Foreign Currency Convertible Notes aggregating to JPY 11.76 Billion. The Notes are convertible into Ordinary shares or ADS at a conversion price of Rs.1001.39 per share, at a premium of 30% to the Company's closing share price on the Bombay Stock Exchange Limited as on February 15, 2006. The Notes are zero coupon and will be redeemable at a discount of 0.15% after the expiry of a period of 5 years. The Company has an option to redeem the Notes after three years.

Gross debt stood at Rs 2,936.84 crores as on March 31, 2006 as compared to Rs.2,495.42 crores as on 31st March 2005.

Fixed Assets of the Company increased to Rs. 4521.23 crores in 2005-06 from Rs. 3696.51 crores in 2004-05. This is largely on account of additional capacity set up for manufacturing Tata Ace during the year, product development expenditure for the on going new product development programs and sustenance initiatives for the year.

Investments of the Company reduced to Rs.2015.15 crores in 2005-06 from Rs 2912.06 crores in 2004-05 to fund the capital expenditure and the vehicle financing operations during the year.

Net Current Assets of the Company increased to Rs. 2545.95 crores in 2005-06 from Rs. 545.36 crores in 2004-05. This increase is on account of vehicle financing loans and advances increasing to Rs. 4582.80 crores in 2005-06 from Rs. 1583.80 crores in 2004-05 and increase in Inventories to Rs. 2012.24 crores in 2005-06 from Rs. 1601.36 crores in 2004-05.

The cash generated from operations before working capital changes and before considering the deployment in the vehicle financing business was Rs. 2,536.60 crores as compared to the previous year figures of Rs. 2,092.73 crores.

After considering the impact of the working capital changes and the deployment in vehicle financing business, the net cash used in operations was Rs. 221.03 crores as compared to net cash generated from operations Rs. 1,250.49 crores in the previous year.

During the year under review, the Company expanded its vehicle financing business significantly with the merger of Tata Finance Limited, effective April 1, 2005 and Rs.1,995.80 crores of cash generated from operations was used in this business.

VI. : Risks and Concerns:

- *Interest Rates*: FY 2005-06 started with favorable interest rate regime and comfortable liquidity position in the economy. However, the later part of the year witnessed tightening of liquidity position and firming up of interest rates in the country (especially short term). Increasing interest rates could further affect vehicle demand which could have an adverse impact on the Company's revenues and profits.

- *Exchange rates*: The Company exports vehicles to many countries and exchange rate fluctuations in the order execution period could impact the Company's business.

- *Freight rates*: In FY 2005-06, freight rates in road transport sector moved up mainly due to surge in construction activity, ongoing road development projects and severe restriction on over-loading. Demand for commercial vehicles could be impacted by further change in freight rates and/or change in fuel prices.

- *Railways:* The Railways launched new schemes to attract goods movement and offered aggressive freight rates. A nationwide rail freight corridor connecting major cities is being planned, which could impact demand for commercial vehicles for movement of goods.

- *Domestic market:* The commercial vehicle industry is cyclic in nature. The Company plans to reduce the impact of this cyclicality on its business, by strengthening its less cyclical businesses like buses, light trucks, small commercial vehicles and passenger cars and also by growing share of overseas sales in its overall sales pattern.

- *Overseas market:* In overseas markets, the Company competes with global players which have multiple vehicle platforms, larger financial capability and global branding. These factors might impact demand for Company's offerings in these markets. The Company's ability to comply with vehicle regulations related to Emission, Safety, Noise, etc. may also affect Company's competitiveness in overseas markets.

- *Manufacturing:* The Company manufactures vehicles at multiple locations and given the geographical dispersion of its suppliers, the Company's supply chain could get affected due to natural calamities and work stoppages at its suppliers' end.

- *New Competition:* Competitive activity is expected to increase in commercial vehicle and passenger vehicle domestic market in coming year. Commercial vehicle business could witness entry of new foreign players through JVs or technological tie-ups. Passenger vehicles could witness strengthening of competition in diesel powered car segment. The Company is aware of the increasing competition and is taking measures to remain competitive in market place.

- *New projects:* The Company currently is in midst of executing many new projects ranging from launch of new car platforms to development of new Truck models. Though the Company uses sophisticated techniques and processes to forecast demand, the same is subject to margin of error which could affect its business. Managing complexity of operations, introducing products in a timely manner and product acceptability in market place could also impact the business.

VII. Internal Control Systems and their adequacy

The Company has in place adequate systems of internal control and documented procedures covering all financial and operating functions. These have been designed to provide reasonable assurance with regard to maintaining proper accounting controls, monitoring economy and efficiency of operations, protecting assets from unauthorized use or losses, and ensuring reliability of financial and operational information and proper compliance with regulations. The Company has continued its efforts to align all its processes and controls with global best practices.

Some significant features of the internal control systems are:

- Delegation of power with authority limits for incurring capital and revenue expenditure;

- Corporate policies on accounting and capital acquisition;
- Well-defined processes for formulating and reviewing annual and long term business plans;
- Preparation and monitoring of annual budgets for all operating and service functions;
- State-of-the-art ERP, value chain management and CRM systems to connect its different locations, dealers and vendors for efficient and seamless information exchange;
- An on-going program for reinforcement of the Tata Code of Conduct. The Code covers integrity of financial reporting, ethical conduct, regulatory compliance, conflict of interests, review and reporting of concerns. Aware programmes are conducted regularly to keep all the employees abreast of the requirements under this program.
- Bi-monthly meeting of the management committee at apex level to review operations and plans in key business areas.
- A well established multidisciplinary Internal Audit team, which reviews and reports to management and the Audit Committee the adequacy and compliance with internal controls, the efficiency and effectiveness of operations and the key process risks.
- An Audit Committee of the Board of Directors, comprising of independent directors, which is functional since August 1988, regularly reviews the audit plans, significant audit findings, adequacy of internal controls, compliance with Accounting Standards as well as reasons for changes in accounting policies and practices, if any.
- A comprehensive information security policy is in place.

In order to conform to requirements of listing with the New York Stock Exchange, as would be applicable to the Company, pertaining to adequacy of internal control over financial reporting as envisaged under the Sarbanes-Oxley Act, the Company has undertaken a comprehensive programme and is in the process of formalization, documentation and evaluation of controls at various levels including IT controls. This is being done in accordance with the widely accepted international framework on internal controls such as the COSO and COBIT. These initiatives would facilitate management review and attestation by the auditors on the adequacy of internal controls over financial reporting.

To identify and address key Business Risks, the Company has embarked upon Enterprise Risk Management (ERM), an initiative based on the Committee of Sponsoring Organizations (COSO) framework. Risks mapping has been identified for Business units and Corporate Affairs and mitigation plans are under development. The ownership of ERM vests with the operating managers with Internal Audit playing the facilitator's role.

VIII. Material Developments in Human Resources/Industrial Relations

A cordial industrial relations environment prevailed in all the manufacturing units of the Company during the year. The Company entered into a 3 year wage settlement with its Union at Lucknow.

CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis describing the Company's objectives, projections, estimates, expectations may be "forward-looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include, among others, economic conditions affecting demand/supply and price conditions in the domestic and overseas markets in which the Company operates, changes in the Government regulations, tax laws and other statutes and incidental factors.

REPORT ON CORPORATE GOVERNANCE

COMPANY'S PHILOSOPHY ON CORPORATE GOVERNANCE

As part of the Tata group, the Company's philosophy on Corporate Governance is founded upon a rich legac of fair, ethical and transparent governance practices, many of which were in place even before they wer mandated by adopting the highest standards of professionalism, honesty, integrity and ethical behaviour. Th Board, being elected by the shareholders is their representative and a bridge between them and the executiv management. Since shareholders are residual claimants, the value creation and sustainability of all the othe stakeholders viz. customers, creditors, employees, vendors, community and the State are of paramoun significance to the Company and its shareholders. The Board would therefore have a fiduciary relationship an a corresponding duty to all its stakeholders to ensure that their rights are protected. Through the Governanc mechanism in the Company, the Board alongwith its Committees endeavours to strike the right balance wit its various stakeholders. The Corporate Governance philosophy has been further strengthened with th implementation, a few years ago, by the Company of the Tata Business Excellence Model and the Tata Code o Conduct applicable to the Company, its directors and employees. The Company is in full compliance with th requirements of Corporate Governance under the revised Clause 49 of the Listing Agreement with the India Stock Exchanges. With the listing of the Company's Depositary Programme on the New York Stock Exchange the Company is also compliant with US regulations, as applicable to Foreign Private Issuers (non-US liste companies) which cast upon the Board of Directors and the Audit Committee, onerous responsibilities to improv the operating efficiencies. Risk management and internal control functions are being geared up to meet th progressive governance standards.

BOARD OF DIRECTORS

The Board of Directors alongwith its Committees provides leadership and guidance to the Company's managemen and directs, supervises and controls the performance of the Company. The composition of the Board o Directors is governed by the Companies Act, 1956 (the Act), the listing agreement with the Indian Stoc Exchanges where the shares of the Company are listed and the Articles of Association of the Compan The Board of Directors has an optimum combination of Executive and Non-Executive Directors and present comprises of twelve Directors (exclusive of one alternate director), out of which ten are Non-Executive Director The Company has a Non-Executive Chairman and the four Independent Directors, comprise more than on third of the total strength of the Board. The Board also includes a Managing Director and an Executive Directo The Managing Director is responsible for the conduct of the business as also the day-to-day affairs of the Compan The Executive Director is in-charge of the Finance and Corporate Affairs' functions of the Company. The role o the Chairman and the Managing Director (CEO) are distinct and separate.

None of the Directors on the Company's Board is a Member of more than ten Committees and Chairman of mor than five Committees(Committees being, Audit Committee and Investors' Grievance Committee) across all th companies in which he is a Director. All the Directors have made necessary disclosures regarding Committe positions held by them in other companies. Also, none of the Directors on the Board hold the office of Director i more than 15 companies.

The required information as enumerated in Annexure IA to Clause 49 of the Listing Agreement is made availabl to the Board of Directors for discussions and consideration at Board Meetings. The Board also reviews th declaration made by the Managing Director and the Executive Director regarding compliance with all applicabl laws on a quarterly basis, as also the Board Minutes of all its subsidiary companies.

During the year under review, eight Board Meetings were held on April 4, 2005, May 17, 2005, June 6, 2005, Jul 29, 2005, October 6, 2005, October 25, 2005, February 9, 2006 and March 31, 2006. The maximum time-gap betwee any 2 consecutive meetings did not exceed 4 months. The composition of the Board, attendance at Board Meeting (BM) held during the Financial Year under review and at the last Annual General Meeting (AGM), number o directorships, memberships/chairmanships in public companies (including the Company) and their shareholdin in the Company, are as follows:

Name of the Director	Category	FY 2005-06 Attendance at		As on March 31, 2006			Share-holding in the Company
		BM	Last AGM	No. of Directorships @	Committee positions# Member♦	Chairman	
Ratan N Tata	Non-Executive Chairman, Promoter	8	Yes	14	-	-	53,288
N A Soonawala	Non-Executive, Promoter	8	Yes	7	-	3	-
J J Irani ◎	Non-Executive, Promoter	8	Yes	12	3	-	1,850
J K Setna	Non-Executive, Independent	8	Yes	5	4	-	5,033
V R Mehta	Non-Executive, Independent	7	Yes	6	2	2	9,332
R Gopalakrishnan	Non-Executive, Promoter	8	Yes	12	4	-	3,750
N N Wadia	Non-Executive, Independent	5	No	10	-	-	-
Helmut Petri ⩓	Non-Executive, Non - Independent	2	No	2	-	-	-
S A Naik	Non-Executive, Independent	8	Yes	2	1	1	1,310
Ravi Kant	Managing Director	8	Yes	5	1	-	-
Praveen P Kadle	Executive Director	8	Yes	8	6	1	1,227
Dr V Sumantran ✦	Executive Director	4	Yes	-	-	-	Nil
Peter K M Fietzek ⩓ - *Alternate to H Petri*	Non-Executive, Non - Independent	1	No	1	-	-	-

@ excludes Directorships in private and foreign companies
♦ Member does not include Chairman
◎ Tata Steel Representative
✦ upto August 24, 2005.
⩓ DaimlerChrysler AG, Representative is considered non independent
includes Audit and Investors' Grievance Committees of public limited companies

- Mr J K Setna and Mr H Petri are liable to retire by rotation but have expressed their desire not to seek re-election.

- Mr V R Mehta has been on the Board of the Company as a Representative of Unit Trust of India since June 2, 1998. Consequent upon the withdrawal of his nomination by the said Institution, the Board at its meeting held on October 25, 2005 appointed Mr Mehta as an Additional Director.

- Mr S M Palia was appointed as an Additional Director of the Company at the Board Meeting held on May 19, 2006. The Company has received notices in writing from Members under Section 257 of the Act, proposing their candidature for the office of Directors of the Company.

- Mr Ravi Kant, who was previously appointed as Executive Director (Commercial Vehicle Business Unit) was appointed as the Managing Director of the Company w.e.f. July 29, 2005 upto June 1, 2009, on revised terms of remuneration. Mr P P Kadle was appointed as an Executive Director of the Company for a period of 5 years, effective October 31, 2001. The Remuneration Committee and the Board of Directors at their meetings held on May 19, 2006, approved the revised terms of remuneration of Mr Ravi Kant, Managing Director, for the tenure commencing July 29, 2005 to June 1, 2009 and also the re-appointment of Mr P P Kadle, Executive Director, on the revised terms for a period of 5 years w.e.f. July 11, 2006. Dr V Sumantran, Executive Director (PCBU & ERC) resigned w.e.f. August 16, 2005.

Attention of the Members is invited to the relevant items in the Notice of the Annual General Meeting for seeking their approval for the aforesaid appointments. The information as required under Clause 49 (IV)(G) of the Listing Agreement is annexed to the Notice of the AGM.

Code of Conduct: Whilst the Tata Code of Conduct is applicable to all Whole-time Directors and employees of the Company, during the year, the Board adopted a Code of Conduct for Non-Executive Directors, both of which are available on the Company's web-site. All the Board members and senior management of the Company have affirmed compliance with their respective Codes of Conduct for the Financial Year ended March 31, 2006. A Declaration to this effect, duly signed by the Managing Director (CEO) is annexed hereto.

COMMITTEES

To focus effectively on the issues and ensure expedient resolution of the diverse matters, the Board has constituted a set of Committees with specific terms of reference/scope. The Committees operate as empowered agents of the Board as per their Charter/ terms of reference. They ask for the inputs and details required for their decisions, from the executive management. Targets set by them as agreed with the management are reviewed periodically and mid-course corrections are also carried out. The minutes of the meetings of all Committees of the Board are placed before the Board for discussions/ noting.

The relationship between the Board, the Committees and the senior management functions is illustrated herein:


Shareholders
Board of Directors
Managing Director
Executive Director
Management Committee
Operations Committee
Finance
Corp. HR
Secretarial
Legal
CVBU
PCBU
ERC
Chief Ethics Councilor
Internal Audit
Audit Committee
Remuneration Committee
Investors' Grievance Committee
Ethics & Compliance Committee
Finance Committee of Directors
Committee of the Board
Special need based Committees

AUDIT COMMITTEE

The Audit Directors comprises of three independent Directors, all of whom are financially literate and have relevant finance and /or audit exposure. Mr J K Setna is the financial expert. The quorum of the Committee is two members or one-third of its members, whichever is higher.

During the period under review, nine Audit Committee meetings were held on May 16, 2005, June 3, 2005, July 29, 2005, October 6, 2005, October 24, 2005, November 24, 2005, January 30, 2006, February 8, 2006 and March 31, 2006.

The composition of the Audit Committee and attendance at its meetings is as follows:

Composition	**V R Mehta** (Chairman)	**J K Setna**	**S A Naik**
Number of meetings attended	8	7	9

The Chairman of the Audit Committee also attended the last Annual General Meeting of the Company.

The Committee meetings are held at the Company's Corporate Headquarters or at its plant locations and are usually attended by the Managing Director, Executive Director(s), the Chief Internal Auditor, the Statutory Auditor and the Cost Auditor. The Business and Operation Heads are invited to the meetings, as required. The Company Secretary acts as the Secretary of the Audit Committee.

The Internal Audit function headed by the Chief Internal Auditor, reports to the Audit Committee to ensure the independence of operations.

The Committee relies on the expertise and knowledge of management, the internal auditors and the Independent Statutory Auditor in carrying out its oversight responsibilities. It also uses external expertise, if required. Management is responsible for the preparation, presentation and integrity of the Company's financial statements including consolidated statements, accounting and financial reporting principles. Management is also responsible for internal control over financial reporting and all procedures are designed to ensure compliance with accounting standards, applicable laws and regulations as well as for objectively reviewing and evaluating the adequacy, effectiveness and quality of the Company's system of internal control.

Deloitte Haskins & Sells is the Company's independent Statutory Auditor. It is responsible for performing an independent audit of the Financial Statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in India.

The Committee functions according to its Charter that defines its powers, scope and role in accordance with the Act listing requirements and US regulations as applicable to the Company. The current Charter was last amended and approved by the Board on October 14, 2005 and the full Charter is available on the Company's website. The scope of the Audit Committee as outlined in the Charter includes:

a. Reviewing the quarterly financial statements before submission to the Board, focusing primarily on:
   - Any changes in accounting policies and practices and reasons for the change;
   - Major accounting entries involving estimates based on exercise of judgment by Management;
   - Qualifications in draft audit report;
   - Significant adjustments arising out of audit;
   - The going concern assumption;
   - Compliance with accounting standards;
   - Analysis of the effects of alternative GAAP methods on the financial statements;
   - Compliance with listing and other legal requirements concerning financial statements;
   - Any related party transactions ie. transactions of the Company of a material nature with promoters or the management, their subsidiaries or relatives etc. or any related party transaction, that may have a potential conflict with the interests of the Company at large or may not be in the normal course of business;
   - Review the annual Management Discussion and Analysis of financial condition Report, results of Operations Report and the Directors' Responsibility Statement;
   - Overseeing the Company's financial reporting process and the disclosure of its financial information, including earnings press release, to ensure that the financial statements are correct, sufficient and credible;
   - Disclosures made under the CEO and CFO certification to the Board and investors.

b. Reviewing with the management, external auditor and internal auditor, adequacy of internal control systems and recommending improvements to the management.

c. Recommending the appointment / removal of the statutory auditor, fixing audit fees and approving non-audit, consulting services provided by the firms of statutory auditors to the Company and its subsidiaries; evaluating auditors performance, qualifications and independence.

d. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, coverage and frequency of internal audit, appointment, removal, performance and terms of remuneration of the chief internal auditor.

e. Discussing with the internal auditor and senior management significant internal audit findings and follow-up thereon.

f. Reviewing the findings of any internal investigation by the internal auditor into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and report the matter to the Board.

g. Discussing with the external auditor before the audit commences, the nature and scope of audit, as well as conduct post-audit discussions to ascertain any area of concern.

h. Reviewing the Company's financial and risk management policies.

i. Reviewing the effectiveness of the system for monitoring compliance with laws and regulations.

j. Initiating investigations into the reasons for substantial defaults in payments to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

k. Reviewing the functioning of the Whistle-Blower mechanism which is an extension of the Tata Code of Conduct.

l. Reviewing the financial statements and investments made by subsidiary companies.

The Committee has also adopted a policy for [a] Approval of Services to be rendered by the independent statutory auditor of the Company and its subsidiaries, based on an elaborate procedure for ensuring auditor's independence and objectivity, and [b] Oversight of Audit work for streamlining the audit process across the Company's subsidiaries.

During the year, the Committee considered 179 audit reports covering operational, financial and business risk related areas.

The minutes of the Audit Committee meetings form part of Board papers circulated for Board meetings. In addition, the Chairman of the Audit Committee briefs the Board members about the significant discussions at Audit Committee meetings.

During the fiscal year ended March 31, 2006, the Committee reviewed compliance of its obligations under the Charter and confirmed that it fulfilled its duties and responsibilities.

REMUNERATION COMMITTEE

a. Composition & Role

The Remuneration Committee comprises of three Independent (including the Chairman of the Committee) and two Non-Executive Directors. During the year under review, two Remuneration Committee meetings were held on May 17, 2005 and June 6, 2005. The composition of the Remuneration Committee and attendance at its meetings is given hereunder :-

Composition	N N Wadia (Chairman)	Ratan N Tata	N A Soonawala	V R Mehta	S A Naik
Number of meetings attended	2	2	2	1	2

The Remuneration Committee of the Company is empowered to review the remuneration of the Managing Director and Executive Director(s), retirement benefits to be paid to them under the Retirement Benefit Guidelines framed by the Board and deal with matters pertaining to Employees' Stock Option Scheme.

The Chairman of the Remuneration Committee was not present at the last Annual General Meeting due to some prior urgent commitments.

b. Remuneration Policy

The remuneration of the Managing and Whole-time director(s) is recommended by the Remuneration Committee based on criteria such as industry benchmarks, the Company's performance vis-à-vis the industry, responsibilities shouldered, performance/track record, macro economic review on remuneration packages of heads of other organisations and is decided by the Board of Directors. In the last few years, efforts have been made to link the annual variable pay of senior managers with the performance of the Company in general and their individual performance for the relevant year is measured against specific major performance areas which are closely aligned to the Company's objectives. The Company pays remuneration by way of salary, perquisites and allowances (fixed component), incentive remuneration and/or commission (variable components) to its Whole-time directors. Annual increments are decided by the Remuneration Committee within the salary scale approved by the Members and are effective from April 1, annually.

The remuneration by way of commission to the Non Whole-time directors is decided by the Board of Directors and distributed to them based on their contribution and attendance at the Board and certain Committee meetings as well as time spent on operational matters other than at the meetings. The Members had, at the Annual General Meeting held on July 21, 2003, approved the payment of remuneration by way of commission to the Non Whole-time Directors of the Company, of a sum not exceeding 1% per annum of the net profits of the Company, calculated in accordance with the provisions of the Act, for a period of five years commencing April 1, 2003. The commission for the Financial Year 2005-06 is distributed amongst the said Directors in accordance with the directives given by the Board.

A sitting fee of Rs.10,000/- for attendance at each meeting of the Board, Audit Committee, Finance Committee and the Committee of Board and Rs.5,000/- for Remuneration Committee, Investors' Grievance Committee and Ethics & Compliance Committee is paid to its Members (excluding Executive Directors). The sitting fees paid/payable to the Non Whole-time directors is excluded whilst calculating the above limits of remuneration in accordance with Section 198 of the Act. The Company also reimburses out-of-pocket expenses to out station Directors attending meetings in Mumbai, as also to other Directors for attending meetings outside Mumbai.

c. Directors' Remuneration

The Directors' remuneration and sitting fees paid/payable in respect of the Financial Year 2005-06, is given below:

➤ *Non Whole-time Directors:*

(Rs. in lacs)

Name	Commission*	Sitting Fees
Ratan N Tata	40.00	2.00
N A Soonawala	31.45	2.00
J J Irani	11.25	1.40
J K Setna	12.90	1.60
V R Mehta	18.85	1.55
R Gopalakrishnan	33.45	2.10
N N Wadia	15.80	1.50
Helmut Petri	1.60	0.20
S A Naik	13.90	2.00
Peter K M Fietzek	0.80	0.10

**payable in FY 06-07*

Mr P P Kadle was paid sitting fees of Rs.10,000/- for attending the Board Meeting of erstwhile Tata Finance Limited as a Non-Executive Director during the year prior to its amalgamation with the Company.

➢ *Managing and Executive Directors:*

(Rs. in lacs)

Name	Salary#	Perquisites & Allowances	Commission*	Incentive Remuneration	Retirement Benefits
Mr Ravi Kant	32.40	18.68	110.00	Nil	8.75
Mr P P Kadle	30.00	24.94	100.00	Nil	7.92
Dr V Sumantran**	16.04	22.42	Nil	Nil	3.57

*# includes leave encashment; *payable in FY 06-07; **for part of the year*

The Company has not issued any stock options to its Directors/employees.

d. Terms of appointment and payment of remuneration to Managing and Executive Directors

The salient terms of appointment and payment of remuneration of the Managing and Executive Directors for the Financial Year ended March 31, 2006, are as under:-

Period of Appointment	Mr Ravi Kant : Commencing from July 29, 2005 to June 1, 2009 Mr P P Kadle : 5 Years effective from July 11, 2006 Dr V Sumantran: Commencing from November 12, 2001 to August 24, 2005
Remuneration	
Salary Scale	Mr Ravi Kant : Upto Rs. 4,00,000/- p.m. (increased to Rs. 5,00,000/- p.m. w.e.f. July 29, 2005) Mr P P Kadle : Upto Rs. 4,00,000/- p.m. Dr V Sumantran: Upto Rs. 4,00,000/- p.m.
Incentive Remuneration	Upto 200% of salary, to be paid at the discretion of the Board annually.
Commission	At the discretion of the Board annually, within the stipulated limits under the Act
Perquisites and allowances (excluding Company's contribution to provident, superannuation & gratuity funds and leave encashment.)	Upto 140% of salary
Minimum remuneration in case of inadequacy of profits during any financial year.	Salary, incentive remuneration, perquisites and allowances as mentioned above but excluding commission
Notice period on either side.	Six months
Severance fees payable by the Company for terminating employment.	Six months' salary

The attention of the Members is invited to the Notice of the Annual General Meeting wherein it is proposed to appoint Mr Ravi Kant as the Managing Director and re-appoint Mr P P Kadle as the Executive Director of the Company, on revised terms of remuneration.

INVESTORS' GRIEVANCE COMMITTEE

The Investors' Grievance Committee comprises of an Independent Director as Chairman, a Non-Executive Director, the Managing Director and the Executive Director. The Investors' Grievance Committee of the Board is empowered to oversee the redressal of investors' complaints pertaining to share/debenture transfers, non-receipt of annual reports, interest/dividend payments, issue of duplicate certificates, transmission (with and without legal representation) of shares and debentures and other miscellaneous complaints.

On recommendations of the Investors' Grievance Committee, the Company has taken various investor friendly initiatives like sending of reminders to investors who have not claimed their dues, launching an odd lot scheme, sending nominations forms, launching a shareholders' discount scheme, arranging factory visits, etc. Critical feedback, complaints and suggestions received from investors are considered appropriately and addressed. During the year under review, two Investors' Grievance Committee meetings were held on June 30, 2005 and March 17, 2006.

The composition of the Investors' Grievance Committee and attendance at its meetings is given hereunder:-

Composition	S A Naik (Chairman)	R Gopalakrishnan	Ravi Kant	P P Kadle
Number of meetings attended	2	2	2	2

Mr H K Sethna, Company Secretary, who is the Compliance Officer can be contacted at :

Bombay House,
24, Homi Mody Street,
Mumbai - 400 001

Tel: 6665 8282, 6665 7824
Fax : 6665 7260
Email : inv_rel@tatamotors.com

➢ *Shareholders' Satisfaction Survey:*

On the recommendations of the Investors' Grievance Committee, a survey on Shareholders' Satisfaction wa conducted in November 2005. 3,322 shareholders (1.38% of shareholder base) responded by sending in the duly filled in questionnaires which, when analysed reflected that on an overall basis, 64% of the shareholde were delighted (extremely satisfied) with the services provided by the Company and around 89% of th shareholders expressed a view that the services rendered by the Company were very good/excellent. Whilst summary of the satisfaction levels for different services rendered is given below, the detailed presentation of th survey conducted is given in the 'Investors Section' on the Company's website:-

(in 9

	Delighted	Excellent/ Very Good	Dissatisfied
Overall satisfaction	64	89	4
Information available	62	88	5
Quality of Annual Report	61	88	4
Content of Annual Report	59	87	4
Timely receipt of Annual Report	61	85	7
Return on investment	53	78	6
Security of investment	74	92	3
Interaction with Company/Registrar's personnel *vis-à-vis* responsiveness/courtesy and problem solving ability	44	72	12
Services for holdings in physical form			
- Change of address/mandates	63	86	6
- Registration of nomination	60	83	7
- Issue of fresh cheques in lieu of lost warrants	54	74	14
- Transmission/issue of duplicate share certificates	57	78	12
- Transfer/dematerialisation of shares	59	81	9
- Payment of dividend through ECS	72	88	7
Arrangements made at General Meetings	33	51	38
Timely receipt of dividend	67	88	5

The Company has taken steps to further improve the satisfaction levels based on the above analysis/feedbac

The status on the total number of complaints received during the FY 2005-06, is as follows:-

Description	Received	Replied	Pending
Letters received from Statutory Bodies			
Securities and Exchange Board of India	11	11	0
Ministry of Company Affairs	0	0	0
Stock Exchanges	9	9	0
Depositories	6	6	0
Legal Matters			
Court / Consumer Forum Matters	0	0	0
Dividends			
Non- receipt of dividend/interest warrants (pending reconciliation at the time of receipt of letters)	206	206	0
Fraudulent encashment of dividend/Interest warrants	3	0	3
Letters in the nature of reminders/ complaints	**0**	**0**	**0**
Total Correspondence	**235**	**232**	**3**

There were no pending share transfers pertaining to the Financial Year ended March 31, 2006. The correspondenc identified as investor complaints are letters received through Statutory/ Regulatory bodies and those related t Court/ Consumer forum matters (where the Company/Registrar is involved and is accused of deficiency i service), fraudulent encashment and non-receipt of dividend amounts where reconciliation of the payment is i progress/completed after the end of the quarter.

In addition to the above Committees, the Board has constituted the following Committees:-

1. **Finance Committee of Directors** to look into matters pertaining to finance and banking transaction including the Company's fund raising and treasury operations, investments, all related risk management ar policy matters, granting Powers of Attorney, property matters and other day-to-day financial related operatio

of the Company. During the year under review, four Finance Committee meetings were held on July 15, 2005, November 18, 2005, February 13, 2006 and March 13, 2006 and seven circular resolutions were passed.

The composition of the Finance Committee of Directors and attendance at its meetings, is given hereunder:-

Composition	Ratan N Tata Chairman	N A Soonawala	J K Setna	R Gopalakrishnan	N N Wadia	Praveen P Kadle
Number of meetings attended	4	4	1	4	3	4

2. **Committee of Board** to review capital and revenue budgets, long-term business strategies and plans and the organizational structure of the Company. The Committee also discusses the matters pertaining to legal cases, acquisitions and divestment, new business forays and donations. During the year under review, seven Committee meetings were held on April 4, 2005, May 16, 2005, July 26, 2005, August 8, 2005, September 12, 2005, November 18, 2005 and March 13, 2006.

   The composition of the Committee of Board and attendance at meetings, is given hereunder :-

Composition	Ratan N Tata Chairman	N A Soonawala	J J Irani	R Gopalakrishnan	N N Wadia
Number of meetings attended	7	7	6	7	6

   The Committee of the Board formed a Donations Committee in September 2003 and a Corporate Social Responsibility (CSR) Committee recently, comprising of the Managing Director, the Executive Director and the Senior Management which meets on a quarterly basis to fulfill the community and social responsibilities of its stakeholders.

3. **Ethics and Compliance Committee** to formulate policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading (the Code), take on record the monthly reports on dealings in securities by the "Specified Persons" and decide penal action in respect of violations of the Regulations/the Code. Mr Praveen P Kadle, Executive Director, acts as the Compliance Officer under the said Code. During the year under review, two meetings of the Committee were held on June 30, 2005 and March 17, 2006.

   The composition of the Ethics and Compliance Committee and attendance at its meetings is given hereunder:-

Composition	**S A Naik** Chairman	R Gopalakrishnan
Number of meetings attended	2	2

4. Apart from the above, the Board of Directors also constitutes Committee(s) of Directors with specific terms of reference, as it may deem fit.

To ensure that the Company has disclosed relevant, accurate and complete information to its investors so as to ensure that the Company's financial condition and results of operations, in all material respects, have been disclosed on a timely basis under the applicable laws, the Company recently constituted a **Disclosure Committee** comprising of the senior management as also heads of the larger subsidiary companies.

RISK MANAGEMENT

The Board takes responsibility for the total process of risk management in the organization. Results of the risk assessments and residual risks are presented to the Senior Management and the Audit Committee members. The Management is accountable for the integration of risk management practices into the day to day activities. The scope of the Audit Committee includes review of the Company's financial and risk management policies. The Audit Committee reviews the Audit reports covering operational, financial and other business risk areas.

SUBSIDIARY COMPANIES

The Company does not have any material non-listed Indian subsidiary company and hence, it is not required to have an Independent Director of the Company on the Board of such subsidiary company. The Audit Committee reviews the financial statements, particularly, the investments made by the Company's non-listed subsidiary companies.

The minutes of all the subsidiaries are placed before the Board of Directors of the Company and the attention of the Directors is drawn to all significant transactions and arrangements entered into by the subsidiary companies.

GENERAL BODY MEETINGS

Location and time of General Meetings

Date	Year	Type	Venue	Time
July 11, 2005	2004-2005	Annual General Meeting	Birla Matushri Sabhagar 19, Sir Vithaldas Thackersey Marg Mumbai - 400 020	3.30 p.m.
April 26, 2005	2005-2006	Court Convened Meeting		4:00 p.m.
July 8, 2004	2003-2004	Annual General Meeting		3:30 p.m.
April 8, 2004	2004-2005	Extra Ordinary General Meeting		3:30 p.m.
July 21, 2003	2002-2003	Annual General Meeting		3:30 p.m.

All resolutions moved at the last Annual General Meeting were passed by a show of hands by the requisite majority of members attending the meeting. The following are the Special Resolutions passed at the previous three Annual General Meetings and Extraordinary General Meetings held in the past 3 years:

AGM/EGM held on	Whether Special Resolution Passed	Summary
July 11, 2005	No	N.A.
April 26, 2005 (EGM)	Yes*	Court convened meeting for approving the Scheme of Re-organisation and Amalgamation of Tata Finance Limited with the Company.
July 8, 2004	Yes	Alteration of Article on Authorised Capital in the Articles of Association of the Company.
April 8, 2004 (EGM)	Yes	Raising of finance by way of equity/debt upto Rs.2250 crores and creation of a charge on the Company's assets in connection with the above.
July 21, 2003	Yes	- Offer, Issue and Allot securities, not exceeding Rs.500 crores or its equivalent of incremental funds of the Company. - Delisting of the Company's Ordinary Shares from all or any of the Stock Exchanges excluding The Bombay Stock Exchange Limited (BSE) and The National Stock Exchange of India Limited (NSE). - Payment of commission to Non Whole-time Directors upto a sum not exceeding 1% of the Net Profits of the Company for a period of 5 years. - Change of the name of the Company from 'Tata Engineering and Locomotive Company Limited' to 'Tata Motors Limited'.

** This was passed by a dual majority comprising of more than three-fourth in value and majority in number of shareholders*

None of the items transacted at the ensuing meeting is required to be passed by postal ballot.

DISCLOSURES

- During the year under review, besides the transactions mentioned elsewhere in the Annual Report, there wer no other related party transactions by the Company with its promoter, directors, management and subsidiarie that had a potential conflict with the interests of the Company at large.

  The Audit Committee is briefed of the related party transactions undertaken by the Company in th ordinary course of business (summary), material individual transactions which were not in the normal cours of business and material individual transactions with related parties or others, which were not at arm length basis together with management's justification for the same.

- The senior management has made disclosures to the Board relating to all material financial and commerci transactions stating that they did not have personal interest, that could result in a conflict with the intere of the Company, at large.

- The Company has complied with various rules and regulations prescribed by Stock Exchanges, Securities ar Exchange Board of India or any other statutory authority relating to the capital markets during the last thre years. No penalties or strictures have been imposed by them on the Company.

- The Company follows Accounting Standards issued by the Institute of Chartered Accountants of India ar in the preparation of financial statements, the Company has not adopted a treatment different from th prescribed in any Accounting Standard.

- The Managing Director (CEO) and the Executive Director (Finance & Corporate Affairs) (CFO) have certified to the Board in accordance with Clause 49 (V) of the Listing Agreement pertaining to CEO/CFO certification for the Financial Year ended March 31, 2006.

MEANS OF COMMUNICATION

The Quarterly/Half Yearly/Annual results are regularly submitted to the Stock Exchanges in accordance with the Listing Agreement and are published in the newspapers and posted on the Company's web-site. The information regarding the performance of the Company is shared with the shareholders every six months through the half yearly communique and the Annual Report. The Company also regularly posts the information as specified under Clause 41 of the Listing Agreement on the Electronic Data Information Filing and Retrieval System launched by SEBI.

Newspapers wherein quarterly results are published	Indian Express and Loksatta (Marathi)
Website, where displayed	www.tatamotors.com
Whether it displays official news releases and presentations made to institutional investors or to the analysts	Yes
Whether MD & A is a part of Annual Report	Yes

GENERAL INFORMATION FOR MEMBERS

Annual General Meeting

Date and Time : Tuesday, July 11, 2006 at 3:00 p.m.

Venue : Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020

Dividend Payment Date : July 12, 2006, the Dividend warrants will be posted on or after July 12, 2006

Date of Book Closure : June 27, 2006 to July 11, 2006 (both days inclusive)

Financial Calendar :

Financial reporting for the quarter ending June 30, 2006	Last week of July 2006
Financial reporting for the quarter ending September 30, 2006	Last week of October 2006
Financial reporting for the quarter ending December 31, 2006	Last week of January 2007
Financial reporting for the quarter ending March 31, 2007	Last week of May 2007
Annual General Meeting for the year ended March 31, 2007	Mid July 2007

Listing

The Company's securities are listed on the Bombay Stock Exchange Limited (BSE), National Stock Exchange of India Limited (NSE), Madhya Pradesh Stock Exchange Limited (MPSE) and Calcutta Stock Exchange Association Limited (CSE). Pursuant to the shareholders' approval at their meeting held on July 21, 2003, the Company had applied for delisting of its Ordinary Shares from the MPSE and the CSE.

The Company has paid listing fees, as applicable, to the respective Stock Exchanges for the Financial Year 2004-05. For the Financial Years 2005-06 and 2006-07, the Company paid listing fees to BSE and NSE only, since a delisting application had been made to MPSE and CSE.

International Listing

The Company's Depositary Receipts Programme was listed on the New York Stock Exchange (NYSE) w.e.f September 27, 2004 through the conversion of its existing International Global Depositary Shares (GDSs) into American Depositary Shares (ADSs). Consequent to the said listing on NYSE, the said Depositary Program was de-listed from the Luxembourg Stock Exchange.

Please also refer to the section on 'Outstanding Securities' for details pertaining to international listing of Foreign Currency Convertible Notes.

Other details

The ISIN Nos. for the Company's Ordinary Shares is INE155A01014. The Stock codes of the Company's Ordinary Shares at BSE is '500570' (rolling settlement) and at NSE is 'TATAMOTORS'. The following are the relevant details of the ADRs listed on NYSE:-

Type	Ticker Symbol	Description	Currency	CUSIP	SEDOL
ADR	TTM	Common Shares	INR	8765685024	B02ZP96US

Two-way Fungibility of Depositary Receipts

The Company offers foreign investors the facility for conversion of Ordinary Shares into Depositary Receip within the limits permissible for Two-way Fungibility, as announced by the Reserve Bank of India vide its circul dated February 13, 2002.

Market Information

Market price data - monthly high/low and trading volumes on BSE/NSE depicting liquidity of the Company Ordinary Shares on the said exchanges, is given hereunder :-

Stock Exchange	Bombay Stock Exchange Limited			National Stock Exchange of India Ltd.		
Month	High (Rs.)	Low (Rs.)	No. of Shares	High (Rs.)	Low (Rs.)	No. of Shares
April 2005	444.60	406.20	14670896	444.30	406.20	44798788
May 2005	449.25	420.00	12081597	450.20	418.25	36277019
June 2005	438.50	414.15	7843116	438.40	413.95	30420287
July 2005	480.95	426.75	10019721	480.90	427.00	28670982
August 2005	526.90	462.85	13570939	526.90	461.45	45449391
September 2005	545.20	469.70	11796893	546.10	469.30	38053379
October 2005	570.95	460.80	16333898	571.20	461.60	47470862
November 2005	586.80	480.65	13841304	586.55	480.75	39804301
December 2005	659.50	549.60	17586766	659.55	548.75	57511318
January 2006	709.30	617.45	8712552	708.45	617.20	28597959
February 2006	814.35	704.80	16299361	816.20	706.80	46635179
March 2006	939.00	846.10	22183057	941.35	846.10	59589919

The Performance of the Company's Stock Price and Market Capitalisation vis-à-vis Sensex and Auto Inde


250
200
150
100
50
0
227
209
171
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
BSE Sensex
Total Auto Index
Tata Motors
Tata Motors Mkt Cap (RHS)

The monthly high and low of the Company's ADRs is given below:

(in US $)

Month	High	Low	Month	High	Low
April-05	10.09	9.25	October-05	12.72	10.44
May-05	10.30	9.50	November-05	12.63	10.73
June-05	10.37	9.46	December-05	14.37	11.89
July-05	11.35	9.70	January-06	16.24	13.93
August-05	11.90	10.34	February-06	18.33	16.00
September-05	12.41	10.64	March-06	21.46	19.38

Registrar and Transfer Agents:-

The name of the Company's Registrar and Transfer Agents has been changed from Tata Share Registry Limit to TSR Darashaw Limited. Members are requested to correspond with the Company's Registrar and Transf Agents quoting their folio no. at the following addresses :-

(i) For transfer lodgement, delivery and correspondence:

TSR Darashaw Limited
Unit: Tata Motors Limited
Army & Navy Bldg.,
148, Mahatma Gandhi Road,
Fort, Mumbai - 400 001

Tel: 022-6656 8484
Fax: 022- 6656 8494
E-mail : csg-unit@tsrdarashaw.com
website : www.tsrdarashaw.com

(ii) For the convenience of investors based in the following cities, transfer documents and letters will also be accepted at the following branches/agencies of TSR Darashaw Limited (TSRDL):-

1. 503, Barton Centre, 5th Floor
84, Mahatma Gandhi Road
Bangalore - 560 001
Tel : 080- 25320321, Fax : 080-25580019
e-mail : tsrlbang@tsrdarashaw.com

2. Bungalow No.1, "E" Road
Northern Town, Bistupur
Jamshedpur – 831 001
Tel: 0657 – 2426616, Fax: 0657 – 2426937
Email : tsrljsr@tsrdarashaw.com

3. Tata Centre, 1st Floor,
43, Jawaharlal Nehru Road
Kolkata – 700 071
Tel : 033 – 22883087, Fax : 033 – 22883062
e-mail : tsrlcal@tsrdarashaw.com

4. Plot No.2/42, Sant Vihar
Ansari Road, Daryaganj
New Delhi – 110 002
Tel : 011 – 23271805, Fax : 011 – 23271802
e-mail : tsrldel@tsrdarashaw.com

Agent: Shah Consultancy Services Limited
Sumatinath Complex, 2nd Dhal, Pritam Nagar, Ellisbridge, Ashram Road, Ahmedabad-380 006
Telefax: 079-2657 6038, Email: shahconsultancy@hotmail.com

Share Transfer System

- Securities lodged for transfer at the Registrar's address are normally processed within 15 days from the date of lodgement, if the documents are clear in all respects. All requests for dematerialisation of securities are processed and the confirmation is given to the depositories within 15 days. Senior Executives of the Company are empowered to approve transfer of shares and debentures and other investor related matters. Grievances received from investors and other miscellaneous correspondence on change of address, mandates, etc. are processed by the Registrars within 30 days.
- Pursuant to Clause 47(c) of the Listing Agreement with the Stock Exchanges, certificates, on half-yearly basis, have been issued by a Company Secretary-in-Practice for due compliance of share transfer formalities by the Company. Pursuant to SEBI (Depositories and Participants) Regulations, 1996, certificates have also been received from a Company Secretary-in-Practice for timely dematerialisation of the shares of the Company and for conducting a secretarial audit on a quarterly basis for reconciliation of the share capital of the Company.

Shareholding pattern

Category	As on March 31, 2006		As on March 31, 2005		% Variance
	No. of shares	%	No. of shares	%	06 V/s 05
Promoters	128836405	33.65	117033514	32.35	1.3
Mutual Funds and Unit Trust of India	18470387	4.82	8788942	2.43	2.39
Government Banks, Financial Institutions and Insurance companies	36054830	9.42	42385767	11.72	(2.30)
Foreign Institutional Investors	94925367	24.80	76224931	21.07	3.73
NRIs, Foreign companies and ADRs	60767890	15.87	65967708	18.24	(2.37)
Others	43779252	11.44	51350889	14.19	(2.75)

Distribution of shareholding as on March 31, 2006

Range of Shares	Shares held in				No. of Holders			
	Physical	% to Capital	Electronic	% to Capital	Physical	% to Holders	Electronic	% to Holders
1 - 100	2,006,348	5.06	3,110,264	0.91	58,993	67.95	85,187	63.30
101 - 500	5,069,923	12.79	8,771,778	2.56	22,548	25.97	35,821	26.62
501 - 1000	2,392,295	6.03	5,734,452	1.67	3,453	3.98	8,002	5.95
1001 - 5000	3,018,824	7.61	9,111,711	2.66	1,675	1.93	4,786	3.56
5001 - 10000	472,245	1.19	2,192,142	0.64	70	0.08	313	0.23
Above 10000	26,691,343	67.32	314,262,806	91.57	83	0.10	472	0.35
Total	**39,650,978**	**100.00**	**343,183,153**	**100.00**	**86,822**	**100.00**	**134,581**	**100.00**

Top shareholders (holding in excess of 1% of capital) as on March 31, 2006

Name of Shareholder shares held	No. of capital	% to paid-up
Tata Sons Ltd	84138325	21.98
Tata Steel Ltd	32378410	8.45
Citibank NA as Depository for ADR holders	30717977	8.02
Daimler Chrysler AG	25596476	6.69
Life Insurance Corporation of India	18971537	4.95
HSBC Global Inv Funds A/c HSBC Global Investment Fund Mauritius Ltd	8632108	2.26
Tata Industries Ltd	7734255	2.02
Templeton Global Advisors Ltd. a/c Templeton Fund Inc (Templeton Foreign Fund)	5815200	1.52
The New India Assurance Co. Ltd	5346110	1.40
J P Morgan Fleming Asset Management (Europe) S A R L a/c Flagship Indian Investment Co (Mauritius) Ltd	4527994	1.18
Janus Contrarian Fund	3842727	1

Dematerialisation of shares

Electronic holding as on March 31, 2006 by Members comprises 89.64% (previous year–85.77%) of the paid-u Ordinary Share Capital of the Company held through the National Securities Depository Limited- 88.80% (previou year – 84.71%) and Central Depository Services (India) Limited – 0.84% (previous year–1.06%).

Outstanding securities

- **Foreign Currency Convertible Notes**
  - 8,860–1% Convertible Notes (due 2008) of US $ 1000 each may, at the option of the Note holders, b converted into 1631049 ADSs/Ordinary Shares at Rs.250.745 per share at anytime upto July 1, 2008.
  - 18,125-Zero Coupon Convertible Notes (due 2009) of US $ 1000 each, aggregating US$ 100 million issue in April 2004 may, at the option of the Note holders, be converted into 13,86,813 Ordinary Shares/AD at Rs.573.106 per share at any time between June 7, 2004 and March 28, 2009.
  - 3,00,000-1% Convertible Notes (due 2011) of US $ 1000 each, aggregating US$ 300 million issued i April 2004 may, at the option of the Note holders, be converted into 168,56,740 Ordinary Shares/AD at Rs.780.400 per share at any time between June 7, 2004 and March 28, 2011.
  - ¥11,760,000,000 (equivalent US$ 100 million) Zero Coupon Convertible Notes (due 2011) issued i March 2006, may at the option of the note holder, be converted into 44,14,916 Ordinary Shares/ADSs a Rs.1001.39/- per share at any time between May 2, 2006 to February 19, 2011.

  The following are the relevant details of the notes:

Type	Description	Currency	Cusip	ISIN Nos.	Listing at
1% Notes (due 2008)	Rule 144A	US$	876568AD8	US876568AD85	Luxembourg Stock Exchange
1% Notes (due 2008)	Reg S	US$	Y8548TAD3	USY8548TAD38	
Notes (due 2009)	Reg S	US$	Y8548TAE1	USY8548TAE11	
1% Notes (due 2011)	Reg S	US$	Y8548TAF8	USY8548TAF85	Singapore Stock Exchange
Zero Coupon Notes (due 2011)	Reg S	JP ¥	024521788	XS0245217889	

- **Securities held in abeyance** - Out of the Rights Issue of Convertible and Non-Convertible Debentures (CD and NCDs, respectively) as on March 31, 2005, 36,030 Ordinary Shares (arising out of conversion of CDs) an 14,414 Detachable Warrants on the CDs/NCDs, being the entitlement on Ordinary Shares which are th subject matter of various suits filed in the courts/forums by third parties for which final order is awaited, ar held in abeyance pursuant to Section 206A of the Act.

Action required regarding non-receipt of dividends, proceeds of matured deposits and redeeme debentures and interest thereon:-

(i) In case of non receipt/non encashment of the dividend warrants, Members are requested to correspon with the Company's Registrars/the Registrar of Companies, as mentioned hereunder:

Dividend for	Contact Office	Action to be taken
2002-03 to 2004-05	TSR Darashaw Limited	Letter on plain paper.
2000-01 and 2001-02	Not Applicable due to non declaration of dividend	-
1998-99 to 1999-2000	TSR Darashaw Limited	Letter on plain paper. In respect of dividend for FY 1998-99, the Members are requested to apply before end July 2006.
1978 to 1994-95	Office of the Registrar of Companies CGO Complex, 'A' Wing, 2nd floor, Next to RBI, CBD – Belapur, Navi Mumbai - 400 614, Maharashtra ☎ 2757 6802	Claim in Form No. II of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978

(ii) As per the provisions of Section 205A read with Section 205C of the Companies Act, 1956, the Company is required to transfer the unpaid and unclaimed dividends, matured deposits, redeemed debentures and interest accrued thereon remaining unclaimed and unpaid for a period of 7 years from the due date to the Investor Education and Protection Fund (IEPF) set up by the Central Government.

(iii) Given below are the indicative due dates for transfer of unclaimed and unpaid dividend to the IEPF by the Company:-

Financial Year	Dividend/Payment Date	Proposed Date for transfer to IEPF*
1998-99	August 3, 1999	September 19, 2006
1999-2000	July 26, 2000	September 12, 2007
2002-03	July 22, 2003	August 18, 2010
2003-04 (Interim)	February 20, 2004	March 20, 2011
2003-04 (Final)	July 8, 2004	August 16, 2012
2004-05	July 12, 2005	August 20, 2013

** Indicative dates and actual dates may vary.*

(iv) As mentioned in (ii) above, pursuant to Section 205A and 205C of the Act, all unclaimed/unpaid dividend, application money, debenture interest and interest on deposits as well as principal amount of debentures and deposits pertaining to erstwhile Tata Finance Limited (TFL) as at March 31, 2006 remaining unpaid or unclaimed for a period of 7 years from the date they became due for payment, have been transferred by TFL to the IEPF established by the Central Government.

(v) No claim of the shareholders/debenture-holders/depositor shall lie against the Company or the IEPF in respect of the said amounts transferred to the IEPF. Investors of the Company and of the erstwhile TFL who have not yet encashed their unclaimed/unpaid amounts are requested to do so at the earliest.

- **Other facilities of interest to shareholders holding shares in physical form**

  - **Nomination facility**: Shareholders who hold shares in single name and wish to make/change the nomination in respect of their shares as permitted under Section 109A of the Act, may submit to the Registrars and Transfer Agents, the prescribed Form 2B.

  - **Bank details**: Shareholders are requested to notify/send the following to the Company's Registrars and Share Transfer Agents to facilitate better services:-

    (i) Any change in their address/mandate/bank details, and

    (ii) Particulars of the bank account in which they wish their dividend to be credited, incase they have not been furnished earlier.

    Shareholders are advised that respective bank details and address as furnished by them to the Company will be printed on their dividend warrants as a measure of protection against fraudulent encashment.

  - **Odd lot facility**: Having regard to the difficulties experienced by shareholders in disposing off the shares held by them in odd lots, the Company's Registrars and Transfer Agents have framed a scheme for the purchase of such shares. Interested shareholders may contact the Registrars for further details.

COMPLIANCE WITH NON-MANDATORY REQUIREMENTS:

The status of compliance in respect of non-mandatory requirements of Clause 49 of Listing Agreement is as follows:-

i. **The Board:** No separate office is maintained for the Non-Executive Chairman. Being the Group Chairman, the Company does not reimburse expenses incurred by the Non-Executive Chairman for maintenance of a separate Chairman's office.

   No specific tenure has been specified for the Independent Directors. Mr Setna and Mr S A Naik, Independent directors, have tenures, in the aggregate, exceeding a period of nine years.

ii. **Remuneration Committee:** Details are given under the heading 'Remuneration Committee'.

iii. **Shareholder Rights:** A half yearly declaration of financial performance, including summary of significant events in the last six months, is sent to all the shareholders. The Financial Results are also put up on the Company's website, besides being available on the SEBI's website www.sebiedifar.nic

iv. **Audit Qualifications:** During the year under review, there was no audit qualification in the Company's financial statements. The Company continues to adopt best practices to ensure a regime of unqualified financial statements.

v. **Training of Board Members:** The Directors interact with the management in a very free and open manner on information that may be required by them on orientation and factory visits. The independent Directors are encouraged to attend training programmes that may be of relevance and interest to the Directors in discharging their responsibilities to the Company's stakeholders under the emerging business environment.

vi. **Mechanism for evaluation of non-executive Board members:** The performance evaluation of non-executive members is done by the Board annually based on criteria of attendance and contributions at Board Committee Meetings as also role played/ contributions other than at Meetings.

vii. **Whistle Blower Mechanism:** The Audit Committee had, at its Meeting held on August 9, 2004, framed a Whistle-Blower Policy and the same was reviewed and amended by the Audit Committee on January 19 2006. The Policy provides a formal mechanism for all employees of the Company to approach the Management of the Company (Audit Committee in case where the concern involves the Senior Management) and make protective disclosures to the Management about unethical behaviour, actual or suspected fraud or violation of the Company's Code of Conduct or ethics policy. The Whistle Blower Policy is an extension of the Tata Code of Conduct, which requires every employee to promptly report to the Management any actual or possible violation of the Code or an event he becomes aware of that could affect the business or reputation of the Company. The disclosures reported are addressed in the manner and within the time frames prescribed in the Policy. No employee of the Company has been denied access to the Audit Committee.

Plant Locations

Plant Location	Range of Products Produced
Pimpri and Chikhali in Pune – 411 018 Chinchwad, Pune - 411 033	Medium and Heavy Commercial Vehicles (M&HCVs), Light Commercial Vehicles (LCVs), Utility Vehicles (UVs) and Cars
Jamshedpur Town Post Office, Jamshedpur – 831 010	M&HCVs & LCVs
Chinhat Deva Road, Lucknow – 227 105	M&HCVs, LCVs & UVs
KIADB Block 2, Belur Industrial Area, Dharwad 580007	Project under construction/formulation

Address for correspondence

Tata Motors Limited,
Bombay House,
24 Homi Mody Street,
Mumbai 400 001, India.

DECLARATION BY THE CEO UNDER CLAUSE 49 OF THE LISTING AGREEMENT REGARDING ADHERENCE TO THE CODE OF CONDUCT

In accordance with Clause 49 sub-clause I(D) of the Listing Agreement with the Stock Exchanges, I hereby confirm that, all the Directors and the Senior Management personnel of the Company have affirmed compliance to their respective Codes of Conduct, as applicable to them for the Financial Year ended March 31, 2006.

For Tata Motors Limited

RAVI KANT
Managing Director
May 17, 2006

CERTIFICATE

TO THE MEMBERS OF
TATA MOTORS LIMITED

We have examined the compliance of the conditions of Corporate Governance by Tata Motors Limited for the year ended on March 31, 2006, as stipulated in Clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of the conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementations thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For Deloitte Haskins & Sells
Chartered Accountants

M S DHARMADHIKARI
Partner
Membership No.30802

Mumbai, May 31, 2006

FUNDS FLOW - LAST FIVE YEARS

(Rupees crore

		2005-06	2004-05	2003-04	2002-03	2001-0
Sources of Funds						
1	Funds generated from operations					
	A. Profit / (Loss) after tax	**1528.88**	1236.95	810.34	300.11	(53.7
	B. Depreciation (including Lease Equalisation)	**522.48**	450.16	382.60	362.13	354.6
	C. Provision for diminution in value of investments (net)	**(9.69)**	9.67	48.30	26.00	
	D. Net deferred tax charge / (credit)	**142.15**	51.13	386.00	190.55	(55.4
	Total Profit	**2183.82**	1747.91	1627.24	878.79	245.4
2	Proceeds from FCCN, Warrants and Convertible Debentures converted into Ordinary Shares and premium thereon	**371.39**	132.06	578.29	0.01	415.5
3	Decrease in Working Capital	-	970.19	979.34	793.54	256.7
4	Increase in Borrowings (net of repayments)	**441.42**	1235.65	-	-	
5	Decrease in short term deposits with banks	**1075.29**	-	-	-	
6	Investments sold (net of purchases and adjustment for diminution in value of investments)	**906.60**	135.04	-	-	166.0
7	Effect of amalgamation of TFL, TDDL and SCFL (2004-05 : spare parts division of TMISL)	**123.58**	0.48	-	-	
		5102.10	4221.33	3184.87	1672.34	1083.7
Application of Funds						
8	Capital Expenditure (net)	**1347.63**	898.87	262.33	248.65	207.0
9	Repayment of Borrowings (net of additional borrowings)	-	-	198.54	846.65	693.9
10	Investments made (net of sales)	-	-	1833.27	107.88	
11	Increase in short term deposits with banks	-	1343.69	240.50	-	
12	a) Increase in Working Capital	**298.72**	-	-	-	
	b) *Increase in Finance receivables*	**2777.16**	1131.10	288.76	277.62	113.4
13	Dividends (including tax thereon)	**567.78**	517.15	318.25	144.30	
14	Arrears of preference dividend (including tax) pertaining to erstwhile Tata Finance Ltd.	**19.94**	-	-	-	
15	Deferred Tax Assets (net) taken over on amalgamation	**84.89**	-	-	-	
16	Deferred Revenue Expenditure net of / and utilisation of Securities Premium Account	**5.98**	330.52	43.22	47.24	69.
		5102.10	4221.33	3184.87	1672.34	1083.

Notes :

a) Utilisation of Securities Premium Account include :

	2005-06	2004-05	2003-04	2002-03	2001-0
i) Provision of liability on account of premium on redemption of the outstanding Foreign Currency Convertible Notes (FCCN)	**4.60**	292.07	1.53	-	
ii) FCCN / Rights issue expenses and premium on redemption of Debentures	**5.41**	42.48	49.56	17.18	11.

b) *Consequent to amalgamation of Tata Finance Ltd (TFL), Telco Dadajee Dhackjee Ltd (TDDL) and Suryodaya Capital and Finance (Bombay) Ltd (SCFL), the following assets, liabilities, investments and loans have been recorded against respective items above :*

		2005-06
Fixed Assets (net of depreciation)		214.30
Investments		94.76
Receivables		1359.26
Cash and Bank balance		194.65
Deferred tax assets (net)		84.89
Liabilities and provisions		(251.88)
Loans		(806.38)
		889.60
Less : Investments cancelled on amalgamation	256.02	
Less : Loans cancelled on amalgamation	510.00	
		766.02
		123.58

c) *Figures for the previous years have been regrouped wherever necessary.*

AUDITORS' REPORT

TO THE MEMBERS OF

TATA MOTORS LIMITED

1. We have audited the attached Balance Sheet of **TATA MOTORS LIMITED** as at March 31, 2006, and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date both annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. On the basis of written representations received from the directors, as on March 31, 2006, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2006 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

4. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

5. Further to our comments in the Annexure referred to in paragraph 4 above, we report that:

   (i) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (ii) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (iii) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (iv) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956; and

   (v) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2006;

      (b) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

      (c) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For **DELOITTE HASKINS & SELLS**
Chartered Accountants

M.S. Dharmadhikari
Partner
Membership No.: 30802

Mumbai: May 19, 2006

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in paragraph 4 of our report of even date)

(i) (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

(b) As explained to us, physical verification of a major portion of fixed assets as at March 31, 2006 was conducted by the Management during the year. In our opinion, the frequency of physical verification is reasonable. Having regard to the size of the operations of the Company and on the basis of explanations received, in our opinion, the net differences found on physical verification were not significant.

(c) The fixed assets disposed off during the year, in our opinion, do not constitute substantial part of the fixed assets of the Company and such disposal has, in our opinion, not affected the going concern status of the Company.

(ii) (a) As explained to us, the stocks of finished goods (other than a significant part of the spare parts held fo sale) and work-in-progress in the Company's custody have been physically verified by the Managemen as at the end of the financial year or after the year end, and in respect of stocks of stores and spares, the aforesaid spare parts held for sale, and raw materials in the Company's custody, there is a perpetua inventory system and a substantial portion of the stocks have been verified during the year. In ou opinion, the frequency of verification is reasonable. In the case of materials and spare parts held for sale lying with third parties, certificates confirming stocks have been received in respect of a substantia portion of the stocks held during the year or at the year-end.

(b) In our opinion and according to the information and explanations given to us, the procedures of physica verification of stocks followed by the Management are reasonable and adequate in relation to the size o the Company and the nature of its business.

(c) In our opinion and according to the information and explanations given to us, the Company is maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material having regard to the size of the operations of the Company.

(iii) (a) The Company has granted loans secured / unsecured to eleven companies covered in the registe maintained under Section 301 of the Companies Act, 1956. The maximum amount involved during the year was Rs.651.38 crores and the year-end balance of loans granted to these companies was Rs. 90.8 crores.

(b) In our opinion and according to the information and explanations given to us, the rate of interest and other terms and conditions on which loans have been granted to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not, *prima facie*, prejudicia to the interest of the Company.

(c) The parties have repaid the principal amounts as stipulated and have been regular in the payment o interest except in respect of one party where the interest amounting to Rs.1.29 crores was delayed bu has been received subsequently.

(d) The Company has taken adequate steps and subsequently recovered the overdue amount of interest on the loans granted to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

(e) The Company had taken unsecured loans from four companies covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount involved during the year was Rs.37.30 Crores and the year-end balance of loans taken from such companies was Rs. Nil.

(f) In our opinion and according to the information and explanations given to us, the rate of interest and other terms and conditions on which loans have been taken from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not, *prima facie*, prejudicial to the interest of the Company.

(g) The Company is regular in repaying the principal amounts and has been regular in payment of interest.

(iv) In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of special nature and suitable alternative sources do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchases of inventories and fixed assets and with regard to the sale of goods and services. During the course of our audit, we have not observed any major weakness in the internal controls.

(v) (a) To the best of our knowledge and belief and according to the information and explanations given to us, we are of the opinion that the contracts or arrangements that need to be entered into the register required to be maintained under Section 301 of the Companies Act, 1956 have been so entered.

(b) In our opinion and having regard to our comments in paragraph (iv) above, and according to the information and explanations given to us, transactions made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 have been made at prices which are reasonable having regard to prevailing market prices at the relevant time where such market prices are available.

(vi) In our opinion and according to the information and explanations given to us, the Company has not accepted deposits from the public during the period covered by our audit report. In respect of unclaimed deposits matured in earlier years that are outstanding during the year, the Company has complied with the provisions of Sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975. To the best of our knowledge and according to the information and explanations given to us, no order has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

(viii) We have broadly reviewed the books of account relating to the manufacture of motor vehicles pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956 and are of the opinion that *prima facie*, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete. To the best of our knowledge and according to the information and explanations given to us, the Central Government has not prescribed maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956 for any other products of the Company.

(ix) (a) According to the information and explanations given to us, the Company is generally regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues applicable to it. We are informed by the Company that the Employees' State Insurance Act, 1948 is applicable only to certain locations of the Company. With regard to the contribution under the Employees' Deposit Linked Insurance Scheme, 1976 (the Scheme) we are informed that the Company has its own Life Cover Scheme, and consequently, an application has been made seeking an extension of exemption from contribution to the Scheme, which is awaited.

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, service tax, customs duty, excise duty and cess were in arrears, as at March 31, 2006 for a period of more than six months from the date they became payable.

(c) According to the information and explanations given to us, details of dues of income tax, sales tax, wealth tax, service tax, custom duty, excise duty and cess which have not been deposited on account of any dispute are given below:

Particulars	Financial years to which the matter pertains	Forum where dispute is pending	Amount (Rs. in crores)
Income tax	1994-95 ,1996-97 and 1998-99	Appellate Tribunal	13.52
	1995-96 to 1997-98 and 2002-03	Commissioner	25.33
Sales tax	1964-65 to 1966-67, 1971-72 to 1975 -76 , 1979-80 to 1981-82 , 1986-87 to 1989-90 , 1992-93, 1995-96 to 1996-1997, and 1999-00	High Court	18.35
	1979-80, 1984-85 to 1992-93, 1994-96, 1998-99 to 2000-2001	Appellate Tribunal	23.83
	1989-90, 1991-97, 1998-03	Additional Commissioner	22.39
	1991-92, 2000-2001 and 2002-03 to 2004-05	Joint Commissioner	45.04
	1986-87, 1991-93,1994-95 to 2001-02 and 2004-05	Deputy Commissioner	16.26
	2000-04	Commissioner	0.06
	1990-91,1993-94,1996-2000,2001-2003	Trade Tax Officer	3.70
	1984-86 1988-89, 1990-91,1995-96, 1997-98 to 1999-00,2001-04	Assistant Commissioner	0.20
Excise duty	2000-01	Supreme Court	2.14
	1993-94 to 1995-96, 2001-06	Appellate Tribunal	12.37
	1984-85, 1989-97,2000-02, 2003-04 to 2005-06	Commissioner (Appeals)	7.14

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to a financial institution, bank or debenture holder.

(xii) Based on our examination of the records and the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund or a *nidhi*/mutual benefit fund/society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xiv) In our opinion and according to the information and explanations given to us, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4 (xiv) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xv) In our opinion and according to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Therefore, the provisions of clause 4(xv) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xvi) In our opinion and according to the information and explanations given to us, the term loans have been applied for the purpose for which they were raised other than amounts temporarily invested pending utilisation of the funds for the intended use.

(xvii) In our opinion and according to the information and explanations given to us, and on an overall examination of the Balance Sheet of the Company, we report that no funds raised on short-term basis have been used for long-term investment.

(xviii) According to the information and explanations given to us, the Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Companies Act, 1956.

(xix) In our opinion and according to the information and explanations given to us, the Company has not issued any secured debentures during the period covered by our report. Accordingly, the provisions of clause (xix) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xx) As informed to us, during the period covered by our audit report, the Company has not raised any money by public issues.

(xxi) To the best of our knowledge and belief and according to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

For **DELOITTE HASKINS & SELLS**
Chartered Accountants

M.S. Dharmadhikari
Partner
Membership No.: 30802

Mumbai

Balance Sheet as at March 31, 2006

(Rs. in crores

	Schedule	Page			As a March 31 200
SOURCES OF FUNDS					
1. SHAREHOLDERS' FUNDS					
(a) Share Capital	1	63	**382.87**		361.7
(b) Reserves and Surplus	2	63	**5154.20**		3749.6
				5537.07	4111.3
2. LOAN FUNDS					
(a) Secured	3	64	**822.76**		489.8
(b) Unsecured	4	64	**2114.08**		2005.6
				2936.84	2495.4
3. DEFERRED TAX LIABILITY (NET) [Note A(3)(a), page 77]				**622.54**	565.2
4. TOTAL FUNDS EMPLOYED				**9096.45**	7172.0
APPLICATION OF FUNDS					
5. FIXED ASSETS					
(a) Gross Block	5	65	**7971.55**		6611.9
(b) Less - Depreciation			**4401.51**		3454.2
(c) Net Block			**3570.04**		3157.6
(d) Capital Work-in-Progress			**951.19**		538.8
				4521.23	3696.5
6. INVESTMENTS	6	66		**2015.15**	2912.0
7. CURRENT ASSETS, LOANS AND ADVANCES					
(a) Interest accrued on investments			**6.16**		6.1
(b) Inventories	7	71	**2012.24**		1601.3
(c) Sundry Debtors	8	71	**715.78**		798.5
(d) Cash and Bank Balances	9	71	**1119.43**		2005.0
(e) Loans and Advances	10	72	**5807.70**		2674.9
			9661.31		7086.0
8. CURRENT LIABILITIES AND PROVISIONS					
(a) Current Liabilities	11	73	**5900.32**		5414.6
(b) Provisions	12	73	**1215.04**		1126.0
			7115.36		6540.6
9. NET CURRENT ASSETS [(7) LESS (8)]				**2545.95**	545.3
10. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	13	73		**14.12**	18.1
11. TOTAL ASSETS (NET)				**9096.45**	7172.0
12. SIGNIFICANT ACCOUNTING POLICIES		74			
13. NOTES TO BALANCE SHEET	14	76			

As per our report attached

For **DELOITTE HASKINS & SELLS**
Chartered Accountants

M S DHARMADHIKARI
Partner

Mumbai, May 19, 2006

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
S M PALIA
Directors

RAVI KANT
Managing Director

PRAVEEN P KADLE
Executive Director

H K SETHNA
Company Secretary

Mumbai, May 19, 200

Profit and Loss Account for the year ended March 31, 2006

(Rs. in crores)

	Schedule	Page			2004-2005
INCOME					
1. SALE OF PRODUCTS AND OTHER INCOME	A	59		**24293.23**	20648.66
LESS : EXCISE DUTY				**3401.92**	3063.44
				20891.31	17585.22
EXPENDITURE					
2. MANUFACTURING AND OTHER EXPENSES	B	60	**18331.36**		15466.17
3. EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS			**(308.85)**		(218.13)
				18022.51	15248.04
PROFIT BEFORE DEPRECIATION, INTEREST, EXCEPTIONAL ITEMS AND TAX				**2868.80**	2337.18
4. PRODUCT DEVELOPMENT EXPENDITURE				**73.78**	67.12
5. DEPRECIATION	5	65		**520.94**	450.16
6. INTEREST [Note B(4), page 83]				**226.35**	154.15
PROFIT FOR THE YEAR BEFORE EXCEPTIONAL ITEMS AND TAX				**2047.73**	1665.75
7. PROVISION FOR DIMINUTION IN VALUE OF INVESTMENTS (Net)				**9.69**	(9.67)
8. EMPLOYEE SEPARATION COST				**(4.04)**	(4.18)
PROFIT BEFORE TAX				**2053.38**	1651.90
9. TAX EXPENSE [Note A(3)(c), page 77]				**(524.50)**	(414.95)
PROFIT AFTER TAX				**1528.88**	1236.95
10. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR			**585.60**		365.80
Less: Arrears of preference dividend pertaining to erstwhile Tata Finance Ltd. (including tax) [Note C(ii)(h), page 86]			**19.94**	**565.66**	-
AMOUNT AVAILABLE FOR APPROPRIATION				**2094.54**	1602.75
11. APPROPRIATIONS					
(a) Proposed Dividend				**497.94**	452.19
(b) Tax on Proposed Dividend				**69.84**	63.42
(c) Residual dividend paid for year 2003-04 (including tax)				**-**	1.54
(d) General Reserve				**750.00**	500.00
(e) Balance carried to Balance Sheet				**776.76**	585.60
				2094.54	1602.75
12. EARNINGS PER SHARE a) Basic — Rupees				**40.57**	34.38
[Note B (6), page 84] b) Diluted — Rupees				**38.20**	32.23
13. SIGNIFICANT ACCOUNTING POLICIES		74			
14. NOTES TO PROFIT AND LOSS ACCOUNT	14 to 18	83			

As per our report attached to the balance sheet

For **DELOITTE HASKINS & SELLS**
Chartered Accountants

M S DHARMADHIKARI
Partner

Mumbai, May 19, 2006

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
S M PALIA
Directors

RAVI KANT
Managing Director

PRAVEEN P KADLE
Executive Director

H K SETHNA
Company Secretary

Mumbai, May 19, 2006

Cash Flow Statement for the year ended March 31, 2006

(Rs. in crores

			2005-2006	2004-200
A	**Cash flow from Operating Activities**			
	Profit after tax		1528.88	1236.9
	Adjustments for:			
	Depreciation (including Lease Equilisation netted off against income)	522.48		450.1
	Profit on sale of assets (net)	(5.60)		(0.03
	Profit on sale of investments (net)	(177.64)		(47.94
	Provision for diminution in value of investments (net)	(9.69)		9.6
	Wealth tax	0.43		0.5
	Income tax	382.35		363.8
	Deferred tax	142.15		51.1
	Interest / Dividend (net)	114.88		36.0
	Exchange differences	34.32		(11.6
	Employee Separation Cost	4.04		4.0
			1007.72	855.7
	Operating Profit before Working Capital changes		2536.60	2092.7
	Adjustments for:			
	Trade and other receivables	(331.84)		(97.5
	Inventories	(410.88)		(451.9
	Trade and other payables	241.99		1156.3
		(500.73)		606.8
	Vehicle loans and hire purchase receivables	(1818.39)		(1041.9
			(2319.12)	(435.0
	Cash generated from operations		217.48	1657.6
	Direct taxes refund / (paid) (net)		(438.51)	(407.1
	Net Cash (used in) / from Operating Activities		(221.03)	1250.4
B.	**Cash Flow from Investing Activities**			
	Purchase of fixed assets		(1123.49)	(817.4
	Sale of fixed assets		14.04	3.8
	Loan to associates, subsidiaries and others		(7.74)	(509.6
	Purchase of investments in subsidiary companies		(206.65)	(124.5
	Purchase of investments in associate companies		-	(23.3
	Sale of investments in Mutual Fund (net)		848.60	491.
	Decrease in Investments in retained interests in securitisation transactions		91.47	59.
	Purchase of investments - others		(30.00)	(314.6
	Refund of acquisition tax		-	4.
	Refund from escrow account		3.34	
	Sale of investments in subsidiary companies		206.59	
	Sale / redemption of investments - others		13.02	115.
	Interest received		79.17	46.
	Dividend / Income on investments received		108.10	118.
	Decrease / (Increase) in short term Inter-corporate deposits		2.49	(5.7
	Net Cash used in Investing Activities		(1.06)	(956.5
C.	**Cash Flow from Financing Activities**			
	Proceeds from issue of Foreign Currency Convertible Notes (FCCN) (net of expenses)		444.99	1731.
	Stamp duty on FCCN conversion		(0.37)	
	Premium on redemption of debentures		-	(11.8
	Proceeds from long term borrowings		1.00	98.
	Repayment of long term borrowings		(561.81)	(499.3
	Increase / (Decrease) in short term loans		84.77	(54.7
	Proceeds from issue of shares		-	71.
	Dividend paid (including Dividend tax)		(514.16)	(165.
	Interest paid [including discounting charges paid, **Rs. 164.99 crores** (2004-2005 Rs. 141.07 crores)]		(309.69)	(222.
	Net Cash (used) / received from Financing Activities		(855.27)	947.
	Net (Decrease) / Increase in Cash and cash equivalents		(1077.36)	1241
	Cash and cash equivalents as on March 31, 2005		2005.04 *	770
	Cash and bank balance taken over on amalgamation of Tata Finance Ltd and Telco Dadajee Dhackjee Ltd		194.65	
	Cash and bank balance taken over on merger of spare parts division of Tata Motors Insurance Services Ltd. (formerly known as Concorde Motors Ltd.)		-	0
	Less : Exchange fluctuation on FCCN proceeds kept outside India and on foreign currency bank balances		(2.90)	(7.
	Cash and cash equivalents as on March 31, 2006		1119.43 *	2005

* Includes Cash Collateral of **Rs. 282.87 crores** (2004-2005 Rs. 75.59 crores)

Previous year's figures have been restated, wherever necessary, to conform to this year's classification

As per our report attached to the balance sheet

For **DELOITTE HASKINS & SELLS**
Chartered Accountants

M S DHARMADHIKARI
Partner

Mumbai, May 19, 2006

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
S M PALIA
Directors

RAVI KANT
Managing Director

PRAVEEN P KADLE
Executive Director

H K SETHNA
Company Secretary

Mumbai, May 19, 2006

Schedules forming part of the Profit and Loss Account

"A" [Item No. 1]

(Rs. in crores)

		2005-2006	2004-2005
SALE OF PRODUCTS AND OTHER INCOME			
1. **Sale of products and other income from operations**			
(a) Sale of Products / Services (Schedule 15, page 87)	**23439.41**		20217.42
(b) Income from Hire-purchase / Loan contracts (Notes 1, 2, 3 and 4 below)	**432.67**		159.47
(c) Miscellaneous receipts (Note 5 below)	**132.04**		105.68
		24004.12	20482.57
2. **Dividend and other income**			
(a) Trade investments (long term) [Note 6 below]	**95.84**		66.38
(b) Other investments (long term) [Note 7 below]	**11.02**		6.16
(c) Other investments (current) [Note 8 below]	**17.95**		46.65
(d) Profit on sale of investments (net) (trade, long term) [Note 9 below]	**164.30**		46.90
		289.11	166.09
		24293.23	20648.66

	2005-2006	2004-2005
Notes : (1) Value of Hire-purchase contracts entered into during the year :		
(i) Purchased vehicles (Note 2 below)	**7.46**	230.19
(ii) Vehicles from Company's stocks	**0.07**	0.59
(2) Value of vehicles purchased and issued on Hire purchase contracts during the year	**7.20**	185.66
(3) (i) Income from Hire-purchase contracts includes net income from lease rentals and income on securitisation of receivables under Hire-purchase contracts	**21.67**	-
(ii) Income from Loan contracts includes income on securitisation of Loan contracts	**76.28**	13.95
(4) Interest income from Loan contracts	**305.25**	100.33
(5) Miscellaneous receipts include :		
Profit on sale of assets [includes Capital Profits of **Rs. 0.12 crore** (2004-05 Rs. 2.31 crores)]	**7.00**	2.87
(6) Dividend and other income from trade investments include :		
(i) Tax deducted at source	**-**	0.05
(ii) Dividend from subsidiary companies	**41.40**	19.82
(7) Includes tax deducted at source	**0.96**	0.93
(8) Includes profit on sale of current investments (net)	**13.34**	1.04
(9) Include :		
(i) Profit on sale of investments in subsidiary company [Note C(v), Page 86]	**164.30**	-
(ii) Additional consideration received in respect of Trade investment sold in 1999-2000	**-**	16.74

Schedules forming part of the Profit and Loss Account

"B" [Item No. 2] **(Rs. in crore**

			2005-2006	2004-20
	MANUFACTURING AND OTHER EXPENSES			
1.	**Purchase of products for sale, etc.** [Note B(1), page 83]		998.74	669.
2.	**Consumption of raw materials and components** (Schedule 18, page 90)		13265.12	11260.
3.	**Processing charges**		625.70	555.
4.	**Payments to and provisions for employees :**			
	(a) Salaries, wages and bonus	829.05		763.
	(b) Superannuation, gratuity, etc.	134.41		102.
	(c) Contribution to provident fund, etc.	57.44		49.
	(d) Workmen and staff welfare expenses [Note B(i), page 61]	122.23		123.
			1143.13	1039.
5.	**Expenses for manufacture, administration and selling :**			
	(a) Stores, spare parts and tools consumed	369.16		333.
	(b) Freight, transportation, port charges, etc.	335.13		239.
	(c) Repairs to buildings [Note B(ii), page 61]	27.67		24.
	(d) Repairs to plant, machinery, etc. [Note B(iii), page 61]	45.61		36.
	(e) Power and fuel	258.51		237.
	(f) Rent	15.26		11.
	(g) Rates and taxes	33.58		28.
	(h) Provision for Wealth tax	0.43		0
	(j) Insurance	28.15		24
	(k) Publicity	187.25		172
	(l) Incentive / Commission to dealers	233.52		144
	(m) Works operation and other expenses [Note B(iv), page 61]	1021.31		831
			2555.58	2085
6.	**Changes in Stock-in-trade and Work-in-progress :**			
	Opening Stock	797.75		651
	Add : Stock taken over on merger of spare parts division of Concorde Motors Ltd (now known as Tata Motors Insurance Services Ltd.)	-		1
		797.75		653
	Less : Closing Stock	1054.66		797
			(256.91)	(144.
			18331.36	1546

Schedules forming part of the Profit and Loss Account

"B" [Item No. 2](contd.)

(Rs. in crores)

NOTES :	**2005-2006**	2004-2005
(i) Item 4 (d) : Workmen and staff welfare expenses include net provisions for other employee benefit schemes	**14.33**	22.96
(ii) Item 5 (c) : Repairs to buildings exclude amounts charged to other revenue accounts	**6.41**	5.16
(iii) Item 5 (d) : Repairs to plant, machinery, etc. exclude amounts charged to other revenue accounts	**102.69**	106.74
(iv) Item 5 (m) : Works operation and other expenses include :		
(1) Loss on assets sold / scrapped / written off	**1.40**	2.84
(2) Lease rentals in respect of plant and machinery	**8.16**	10.22
(3) Commission and brokerage on sales	**3.64**	25.10
(4) Provisions and write-off for sundry debtors / advances (net)	**61.51**	12.68
(5) Securitisation expenses for Hire-purchase / Loan contracts	**48.59**	6.27
(6) Exchange differences (net)	**21.66**	29.04
(7) Contribution to Electoral Trust Fund	**-**	3.00

Schedules forming part of the Profit and Loss Account

"B" [Item No. 2](contd.) **(Rs. in crores**

		2005-2006	2004-200
MANAGERIAL REMUNERATION :			
1 Managerial remuneration for directors (excluding provision for encashable leave and gratuity as separate actuarial valuation for whole-time directors is not available) [Note (a) and (b)(i) below]		**5.55**	5.4
2 The above is inclusive of :			
(a) Estimated expenditure on perquisites		**0.37**	0.2
(b) Contribution to provident / superannuation funds		**0.20**	0.2
(c) Commission to directors		**3.90**	3.9
3 Directors' sitting fees [Note (b)(ii) below]		**0.14**	0.1
4 Commission to directors :			
(a) Profit after tax as per profit and loss account		**1528.88**	1236.9
(b) Add: (i) Managerial remuneration	**5.55**		5.4
(ii) Directors' sitting fees	**0.14**		0.1
(iii) Tax expense	**524.50**		414.9
(iv) Provision for diminution in value of investments (net)	**(9.69)**		9.6
(v) Depreciation as per books	**520.94**		450.1
		1041.44	880.3
		2570.32	2117.3
(c) Less: (i) Capital profit :			
a) Sale of assets	**(0.12)**		(2.31
b) Sale of investments	**(177.64)**		(47.94
(ii) Depreciation as per Section 350 of the Companies Act, 1956	**(520.94)**		(450.16
		(698.70)	(500.41
Net Profit as per Section 349 / 350		**1871.62**	1616.91
(d) Commission to whole-time directors		**2.10**	2.4
(e) Commission to non-whole-time directors		**1.80**	1.5
Notes :			
(a) Excludes retirement benefits relating to former whole-time Directors		**0.29**	0.2
(b) Remuneration paid to the Directors of erstwhile Tata Finance Ltd for the period between the effective date of amalgamation till the date of approval (appointed date), has been excluded [Note C(ii), Page 85]. The particulars are as follows :			
(i) Remuneration to the Executive Director		**0.88**	
(ii) Sitting fees (includes Rs. 10,000/- paid to an executive director of the Company in his capacity as non-whole-time director of erstwhile Tata Finance Ltd)		**0.02**	

TATA

Schedules forming part of the Balance Sheet

"1" [Item No. 1(a)]

(Rs. in crores)

	As at March 31, 2006	As at March 31, 2005
SHARE CAPITAL [Note (A) 1, page 76]		
Authorised:		
41,00,00,000 Ordinary shares of Rs. 10 each (As at March 31, 2005: 40,00,00,000 shares)	**410.00**	400.00
Issued and subscribed:		
38,28,34,131 Ordinary shares of Rs. 10 each (As at March 31, 2005: 36,17,51,751 shares)	**382.83**	361.75
Less: Calls in arrears	**0.01**	0.01
	382.82	361.74
Share Forfeiture	**0.05**	0.05
	382.87	361.79

"2" [Item No. 1(b)]

RESERVES AND SURPLUS	As at March 31, 2005	Additions	Deductions	As at March 31, 2006
(a) Securities premium	**1473.89**	**376.38**	**21.57**	**1828.70**
[Refer Note (i), (ii) and (iii) below]	1681.34	127.10	334.55	1473.89
(b) Capital redemption reserve	**2.28**	**39.35**	**39.35**	**2.28**
[Refer Note (iv) below]	2.28	-	-	2.28
(c) Debenture redemption reserve	**334.15**	**20.30**	**20.10**	**334.35**
[Refer Note (iv) below]	334.15	-	-	334.15
(d) Amalgamation reserve	**0.05**	**0.48**	**0.48**	**0.05**
[Refer Note (iv) below]	0.05	-	-	0.05
(e) Special reserve	**-**	**55.05**	**-**	**55.05**
[Refer Note (iv) below]	-	-	-	-
(f) Revaluation reserve	**-**	**26.82**	**0.43**	**26.39**
[Refer Note (v) below]	-	-	-	-
(g) General reserve	**1353.63**	**936.03**	**159.04**	**2130.62**
[Refer Note (iv) and (vi) below]	853.15	500.48	-	1353.63
	3164.00	**1454.41**	**240.97**	**4377.44**
	2870.97	627.58	334.55	3164.00
(h) Profit and loss account				**776.76**
				585.60
				5154.20
				3749.60

Notes:-

	2005-06	2004-05
(i) **Amounts credited to Securities premium account :**		
(a) Premium on shares issued upon exercise of warrants [Note A 1(c), page 76] and on conversion of Foreign Currency Convertible Notes [Note A 1(d), page 76]	**364.82**	127.10
(b) Consequent to amalgamation of Telco Dadajee Dhackjee Ltd [Note C (iii), Page 86]	**11.56**	-
	376.38	127.10
(ii) **Amounts debited to Securities premium account :**		
(a) Premium paid on early redemption of certain Non-Convertible Debentures	-	11.86
(b) Foreign Currency Convertible Notes (FCCN) issue expenses [current year expenses net of tax]	**5.04**	30.62
(c) Provision for premium on redemption of FCCN [includes exchange difference of **Rs. 5.87 crores** (2004-05 Rs. Nil) and credit for reversal upon conversion of FCCN **Rs.1.27 crores** (2004-05 Rs. Nil)]	**4.60**	292.07
(d) Stamp Duty on conversion of FCCN	**0.37**	-
(e) Consequent to amalgamation of Telco Dadajee Dhackjee Ltd [Note C (iii), Page 86]	**11.56**	-
	21.57	334.55

(iii) Securities premium opening and closing balance is net of calls in arrears **Rs. 0.03 crore.**

(iv) Consequent to amalgamation of Tata Finance Ltd, Telco Dadajee Dhackjee Ltd and Suryodaya Capital and Finance (Bombay) Ltd with the Company, following are changes in Reserves and Surplus [Note C (ii) and (iii), page 85 and 86] (Additions represent reserves taken on amalgamation and deductions represent excess of cost of investment over net assets)

		Addition	Deduction
Capital redemption reserve	Tata Finance Ltd	**39.35**	**39.35**
Debenture redemption reserve	Tata Finance Ltd	**20.30**	**20.10**
Amalgamation reserve	Tata Finance Ltd	**0.48**	**0.48**
Special reserve	(i) Tata Finance Ltd	**53.78**	-
	(ii) Telco Dadajee Dhackjee Ltd	**1.27**	-
		55.05	-
General reserve	(i) Tata Finance Ltd	**185.30**	**125.22**
	(ii) Telco Dadajee Dhackjee Ltd	**0.73**	**33.05**
	(iii) Suryodaya Capital and Finance (Bombay) Ltd	-	**0.77**
		186.03	**159.04**

	2005-06	2004-05
(v) **Revaluation reserve :**		
(a) Consequent to amalgamation of Telco Dadajee Dhackjee Ltd [Note C (iii), Page 86]	**26.82**	-
(b) Depreciation on the revalued portion of assets taken over on amalgamation of Telco Dadajee Dhackjee Ltd.	-	**0.43**
	26.82	**0.43**

(vi) Includes excess of assets over liabilities of **Rs. Nil** (As at March 31, 2005 Rs. 0.48 crore) on merger of spare parts division of Concorde Motors Limited (now known as Tata Motors Insurance Services Limited).

Schedules forming part of the Balance Sheet

"3" [Item No. 2(a)] (Rs. in crores

	As at March 31, 2006	As a March 31 200.
LOANS - Secured [Note (A) 2, page 76]		
(a) Privately placed Non-Convertible Debentures :		
(i) 14.75% Non-Convertible Debentures (2008) [Notes 2(i)(a) and 2(ii), Page 76 and 77]	**70.50**	70.5
(ii) 13.50% Non-Convertible Debentures (2005)	-	7.0
(iii) Floating Rate Non-Convertible Debentures (2007)* [Notes 2(i)(a) and 2(ii), Page 76 and 77]	**5.00**	5.0
(b) Loan from International Finance Corporation US$ 50 million**	-	218.7
(c) Loans from Housing Development Finance Corporation Ltd.	-	3.0
(d) Sales Tax Deferment Loan [Note 2(i)(c), Page 77]	**86.98**	110.6
(e) From Banks - Loans and Cash Credit Accounts [Note 2(i)(d), Page 77]	**577.98**	34.9
(f) From Banks - Loans and Overdraft Accounts [Note 2(i)(e), Page 77]	**64.30**	17.0
(g) Loan from Technology Development Board [Note 2(i)(b), Page 76]	**18.00**	23.0
	822.76	489.8

* At 1 year Government Security benchmark semi-annual rate +140 basis points

** At 6 month LIBOR + 150 basis points

"4" [Item no.2(b)]

	As at March 31, 2006	As a March 3 200
LOANS - Unsecured		
(a) Foreign Currency Convertible Notes [Note (C) (i), page 85]	**1904.62**	1796.2
(b) Other loans in foreign currency	**209.10**	209.2
(c) Loan from others	**0.36**	0.1
	2114.08	2005.6

Schedules forming part of the Balance Sheet

"5"[Item No. 5]

(Rs. in crores)

	FIXED ASSETS	Cost as at April 1, 2005	Additions / Adjustments [Note (iv)]	Deductions / Adjustments	Cost as at March 31, 2006	Depreciation for the year 2005-06 [Note (vi) and (ix)]	Accumulated depreciation up to March 31, 2006 [Note (v) and (ix)]	Net Book Value as at March 31, 2006
(a)	Land	**0.40**	**4.91**	-	**5.31**	-	-	**5.31**
		0.40	-	-	0.40	-	-	0.40
(b)	Buildings, etc. [Note (i), (ii) and (iii)]	**723.81**	**84.66**	**6.41**	**802.06**	**14.44**	**234.48**	**567.58**
		704.29	21.50	1.98	723.81	28.75	215.61	508.20
(c)	Leasehold Land	**38.74**	-	-	**38.74**	**0.38**	**4.03**	**34.71**
		38.74	-	-	38.74	0.38	3.65	35.09
(d)	Railway Sidings	**0.13**	-	**0.13**	-	-	-	-
		0.13	-	-	0.13	-	0.13	-
(e)	Plant & Machinery and Equipment [Note (ii) and (iii)]	**5325.58**	**717.86**	**43.43**	**6000.01**	**410.34**	**3425.55**	**2574.46**
		4836.19	505.13	15.74	5325.58	380.57	3011.53	2314.05
(f)	Water System and Sanitation [Note (ii)]	**42.56**	**2.69**	**0.03**	**45.22**	**1.81**	**21.36**	**23.86**
		41.74	1.06	0.24	42.56	1.74	19.56	23.00
(g)	Furniture, Fixtures and Office Appliances [Note (iii)]	**44.34**	**27.42**	**1.49**	**70.27**	**4.29**	**34.76**	**35.51**
		41.92	3.17	0.75	44.34	2.39	24.20	20.14
(h)	Technical Know-how	**34.51**	-	-	**34.51**	-	**34.51**	-
		34.51	-	-	34.51	0.45	34.51	-
(j)	Vehicles and Transport [Note (iii)]	**78.89**	**21.00**	**6.61**	**93.28**	**8.79**	**56.85**	**36.43**
		70.22	13.11	4.44	78.89	8.39	50.03	28.86
(k)	Plant taken on Lease [Note (viii)]	**188.73**	-	**0.16**	**188.57**	**15.61**	**88.50**	**100.07**
		188.73	-	-	188.73	15.35	72.93	115.80
(l)	Leased Premises	-	**31.28**	-	**31.28**	**0.07**	**0.66**	**30.62**
		-	-	-	-	-	-	-
(m)	Assets given on lease	-	**455.90**	**4.20**	**451.70**	**12.23**	**425.70**	**26.00**
		-	-	-	-	-	-	-
(n)	Software	**58.08**	**33.05**	-	**91.13**	**18.81**	**20.47**	**70.66**
		-	58.08	-	58.08	1.65	1.65	56.43
(o)	Product Development Cost	**76.18**	**43.29**	-	**119.47**	**34.17**	**54.64**	**64.83**
		28.53	47.65	-	76.18	10.49	20.48	55.70
	GRAND TOTAL	**6611.95**	**1422.06**	**62.46**	**7971.55**	**520.94**	**4401.51**	**3570.04**
		5985.40	649.70	23.15	6611.95	450.16	3454.28	3157.67
(p)	Capital Work in Progress [Note (vii)]							**951.19**
								538.84
								4521.23
								3696.51

Notes :

(i) Buildings include **Rs. 8,881** (as at March 31, 2005 Rs. 10,631) being value of investments in shares of Co-operative Housing Societies.

(ii) Buildings, Water System and Sanitation and Plant and Machinery include Gross block **Rs. 4.76 crores, Rs.1.50 crores** and **Rs. 3.76 crores** and Net Block **Rs. 0.12 crore, Rs. 0.08 crore** and **Rs. 0.41 crore** respectively in respect of expenditure incurred on capital assets, ownership of which does not vest in the Company.

(iii) Includes Building, Plant & Machinery and Equipment, Furniture, Fixtures and Office Appliances and Vehicles and Transport having Gross block of **Rs. 0.02 crore, Rs. 39.75 crores, Rs. 0.39 crore, Rs. 0.44 crore** (as at March 31, 2005 Rs. Nil, Rs. 45.20 crores, Rs. 0.02 crore, Rs. 0.09 crore), and net block of **Rs. Nil, Rs. 1.05 crore, Rs. Nil and Rs. 0.02 crore** (as at March 31, 2005, Rs. Nil, Rs. 0.96 crores, Rs. Nil, Rs. Nil) respectively, held for disposal.

(iv) Additions / Adjustments include :

(a) exchange differences and net premiums on forward exchange contracts of **Rs. 2.49 crores** (As at March 31,2005 Rs. Nil).

(b) gross block of **Rs. 654.65 crores,** including assets given on lease prior to April 1, 2001, taken over on amalgamation of Tata Finance Ltd (TFL).

(c) gross block of revalued assets of **Rs. 38 crores** taken over on amalgamation of Telco Dadajee Dhackjee Ltd (TDDL).

(v) Accumulated Depreciation includes :

(a) an adjustment of **Rs. 54.02 crores** (as at March 31, 2005 Rs.19.73 crores) on Assets transferred / sold / discarded during the year.

(b) **Rs. 474.97 crores** (including lease terminal adjustment of Rs. 161.63 crores) and **Rs. 3.37 crores** taken over on amalgamation of TFL and TDDL respectively.

(c) lease equalisation of **Rs. 1.54 crores** (2004-05 Rs. Nil) adjusted in lease rental income.

(d) depreciation of **Rs. 0.43 crore** on revalued portion of gross block of TDDL transferred to Revaluation Reserve.

(vi) Depreciation for the year includes loss of **Rs. 5.32 crores** (2004-05 Rs 19.54 crores) on assets held for disposal and is net of a credit on reversal of write down **Rs 7.06 crores** (2004-05 Loss of Rs. 7.06 crores on assets written down).

(vii) Capital Work-in-Progress includes :

(a) Product Development Cost **Rs. 167.07 crores** (as at March 31, 2005 Rs. 86.91 crores) and Technical Know-how fees for Product development projects **Rs. 207.60 crores** (as at March 31, 2005 Rs. 84.47 crores).

(b) advances for capital expenditure of **Rs. 75.22 crores** (as at March 31, 2005 Rs. 58.92 crores).

(viii) The assets are under renewable secondary lease.

(ix) Depreciation for the year and Accumulated Depreciation includes amortisation, diminution in value of assets and write down of assets net of reversals.

Schedules forming part of the Balance Sheet

"6" [Item No. 6]

INVESTMENTS

(Rs. in crore

Number	Face Value per unit	Description	As at March 31, 2006		As at March 31, 2005	
		I. Long Term Investments (at Cost)				
		(A) Trade Investments				
		(1) Fully paid Ordinary/Equity shares (Quoted)				
4,93,970	10	Automobile Corporation of Goa Ltd.	**0.88**		0.88	
2,58,06,729	10	Tata Steel Ltd [Note 14, Page 69]	**216.23**		216.23	
-	-	Tata Finance Ltd [Note 7, Page 69]	-		59.93	
70,249	10	Tata Chemicals Ltd.	**0.24**		0.24	
				217.35		277.
		(2) Investments in Subsidiary Companies				
		(a) Fully Paid Ordinary / Equity Shares (Unquoted)				
75,00,000	100	Sheba Properties Ltd	**75.00**		75.00	
3,03,00,600	10	Tata Technologies Ltd. (2,02,00,400 Shares acquired during the year)	**224.10**		22.10	
-	-	Telco Dadajee Dhackjee Ltd [Note 7, Page 69]	-		45.27	
5,97,50,000	10	Telco Construction Equipment Company Ltd [Note 11, Page 69 and C(v), Page 86] (2,00,00,000 Shares sold during the year)	**119.50**		159.50	
24,48,120	10	Concorde Motors (India) Limited (23,94,900 Bonus shares received during the year)	**29.63**		29.63	
6,50,00,000	10	*TAL Manufacturing Solutions Ltd (Note 10, Page 69]*	**150.00**		150.00	
4,00,00,000	10	HV Transmissions Ltd	**80.00**		80.00	
4,50,00,000	10	HV Axles Ltd	**90.00**		90.00	
5,00,000	10	Tata Motors Insurance Services Ltd [Note 8,Page 69]	**17.31**		17.31	
-	-	Suryodaya Capital and Finance (Bombay) Ltd [Note 7, Page 69]	-		0.82	
30,16,060	(KRW) 5000	Tata Daewoo Commercial Vehicle Co. Ltd (Korea)	**245.41**		248.75	
5,00,000	(GBP) 1	Tata Motors European Technical Centre Plc, UK (5,00,000 Shares acquired during the year)	**4.02**		-	
7,900	-	Tata Technologies, USA [Note 9, Page 69] (7,900 Shares acquired during the year)	**0.63**		-	
			1,035.60		918.38	
		(b) Fully paid Cumulative Redeemable Preference Shares (Unquoted)				
13,54,195	100	7.00% Concorde Motors (India) Limited (1,61,045 Shares acquired during the year consequent to amalgamation of Tata Finance Ltd.)	**13.54**		11.93	
				1049.14		930.
		(3) Fully Paid Ordinary / Equity Shares (Unquoted) in Others				
50,59,203	1(S$)	Tata Precision Industries Pte. Ltd (Singapore) [Note 5, page 69]	**3.11**		3.11	
25,000	1000	Tata International Ltd	**3.85**		3.85	
1,383	1000	Tata Services Ltd	**0.14**		0.14	
350	900	The Associated Building Company Ltd	**0.01**		0.01	
66,65,780	100	Tata Industries Ltd. (2,50,000 Shares acquired during the year consequent to amalgamation of Tata Finance Ltd)	**82.97**		77.94	
15,000	100	Tata Projects Ltd	**0.18**		0.18	
16,000	(TK) 1000	NITA Co. Ltd (Bangladesh)	**1.27**		1.27	
33,600	100	Kulkarni Engineering Associates Ltd	**0.67**		0.67	
9,00,00,000	10	Tata Cummins Ltd	**90.00**		90.00	
12,375	1000	Tata Sons Ltd	**68.75**		68.75	
22,50,000	10	Tata Holset Ltd	**2.25**		2.25	
2,20,00,200	10	Tata Teleservices Ltd (2,00,00,000 Shares acquired during the year)	**32.00**		2.00	
8,38,67,086	10	Tata AutoComp Systems Ltd	**98.67**		98.67	
2,25,00,001	10	Haldia Petrochemicals Ltd.	**22.50**		22.50	
28,263	(EUR) 31.28	Hispano Carrocera [Note 6, Page 69]	**2.34**		2.34	
1,15,550	10	Tata Securities Private Ltd [Note 13, Page 69]	**0.14**		-	
2,40,000	10	Oriental Floratech (India) Pvt. Ltd [Note 13, Page 69]	**0.24**		-	
92,322	100	TSR Darashaw Ltd [Note 13 and 15, Page 69]	**3.63**		-	
				412.72		37
		carried forward		**1679.21**		1581

Schedules forming part of the Balance Sheet

"6" [Item No. 6] (contd.)

(Rs. in crores)

INVESTMENTS (contd.)

Number	Face Value per unit	Description	As at March 31, 2006		As at March 31, 2005	
		I. Long Term Investments (at Cost) (Contd.)				
		brought forward		**1,679.21**		1,581.27
		(4) **Fully paid Cumulative Convertible Preference Shares (Unquoted)**				
1,00,000	1000	6% Tata Sons Ltd	**10.00**		10.00	
2,10,00,000	10	7% Tata AutoComp Systems Ltd	**21.00**		21.00	
		(5) **Fully paid Cumulative Redeemable Preference Shares (Unquoted) in others**				
-	-	11.00% Automobile Corporation of Goa Ltd (600,000 Preference Shares redeemed during the year)	-		6.00	
50,00,000	10	7.50% Rallis India Ltd	**5.00**		5.00	
-	-	0.01% Tata Finance Limited [Note 7, Page 69]	-		150.00	
		(6) **Non Convertible Debentures (Unquoted)**				
6,80,000	100	Rushi Automobiles Ltd [Note 13, Page 69]	**2.38**		-	
				38.38		192.00
		(B) **Other Investments**				
		(1) **Fully paid Equity Shares (Unquoted)**				
50,000	10	NICCO Jubilee Park Ltd.		**0.05**		0.05
		(2) **Fully paid Corporate Bonds (Quoted)**				
10	1,00,00,000	6.25% EXIM 2007	**9.79**		9.79	
10	1,00,00,000	6.50% EXIM 2007	**9.87**		9.87	
5	1,00,00,000	8.30% EXIM 2007	**5.17**		5.17	
100	10,00,000	8.60% HDFC Limited 2007	**10.42**		10.42	
700	5,00,000	8.70% Indogulf Fertilisers Limited 2007	**36.57**		36.57	
25	20,00,000	10.25% Indian Oil Corporation 2006	**5.32**		5.32	
-	-	5.00% Tax free National Housing Bank 2005 (500 Bonds redeemed during the year)	-		5.02	
25	1,00,00,000	6.60% Panatone Fininvest Ltd 2008	**24.62**		24.62	
36,07,493	100	6.75% Tax free Unit Trust of India 2008	**37.85**		37.85	
10	1,00,00,000	7.10% Tata Sons 2007	**10.00**		10.00	
				149.61		154.63
				1867.25		1927.95
		Less : Provision for Diminution in value of Long Term Investments		**77.72**		85.34
		Total - Long Term Investments		**1789.53**		1842.61
		II. Current Investments (at Cost or Market Value whichever is lower)				
		(A) **Investments in Mutual Fund (Unquoted)**				
		(a) **Floater Dividend (including dividend reinvested)**				
-	-	Deutsche Floating Rate Fund Regular Plan-Weekly Dividend	-		15.08	
-	-	HDFC Floating Rate Income Fund - Short Term Plan Growth	-		5.23	
-	-	HSBC Floating Rate Fund - Long Term Plan Institutional Option	-		25.74	
-	-	HSBC Floating Rate - Long Term Plan Institutional Option	-		20.20	
-	-	ING Vysya Floating Rate Fund - Quarterly Dividend	-		15.18	
-	-	J M Floater (Long-Term) Premium Dividend	-		35.53	
-	-	Kotak Flexidebt	-		18.26	
-	-	Kotak Floater Long Term	-		10.28	
-	-	Principal Floating Rate Fund - FMP-Institutional Option	-		10.22	
		(b) **Liquid Dividend Plan (including dividend reinvested)**				
-	-	DSP Liquidity Fund-Weekly Dividend	-		30.05	
-	-	HDFC Cash Management Savings Plan - Weekly Dividend Reinvestment	-		40.00	
-	-	HDFC Cash Management Savings Plus Plan-Dividend	-		55.15	
-	-	HSBC Cash Fund Institutional Plus Weekly Dividend	-		0.19	
-	-	JM High Liquidity Super Institutional	-		38.03	
-	-	Kotak Liquid IP	-		10.02	
-	-	Principal Cash Management Fund LO - Institutional Premium Plan	-		55.37	
-	-	SBI Magnum Institutional Income - Savings - Dividend	-		35.13	
-	-	Tata Liquid Super High Investment Fund - Weekly Dividend	-		65.01	
-	-	UTI Liquid Cash Plan Institutional - Weekly Income Option	-		15.01	
		Investments in Mutual Fund (Unquoted) carried forward	-		499.68	
		Total - Long Term Investments carried forward		**1789.53**		1842.61

Schedules forming part of the Balance Sheet

"6" [Item No. 6] (contd.)
INVESTMENTS (contd.)

(Rs. in crore)

Number	Face Value per unit	Description	As at March 31, 2006		As at March 31, 2005	
		Total - Long Term Investments brought forward		1,789.53		1,842.
		II. Current Investments (at Cost or Market Value whichever is lower) (Contd.)				
		(A) Investments in Mutual Fund (Unquoted) (Contd.)				
		brought forward	-		499.68	
		(c) Short Term Plan (including dividend reinvested)				
-	-	Birla Bond Plus Institutional Plan - Dividend Reinvestment	-		7.53	
-	-	Deutsche Short Maturity Fund - Weekly Dividend Plan	-		15.08	
-	-	Principal Income Fund Short Term Institutional Plan-Dividend Reinvestment monthly	-		7.52	
-	-	Prudential ICICI Institutional Short Term Plan	-		15.00	
		(d) Monthly Income Plan				
2,00,00,000	10	HDFC Multiple Yield Fund - Growth	20.00		20.00	
		(e) Fixed Maturity Plan				
-	-	Birla Fixed Maturity Plan Yearly Growth 14 Plan B	-		15.00	
2,50,00,000	10	Birla Fixed Term Plan Series A-Growth	25.00		25.00	
-	-	Grindlays Fixed Maturity Annual Plan Growth	-		25.00	
-	-	Grindlays Fixed Maturity Annual Plan 2	-		19.19	
1,00,00,000	10	Grindlays Fixed Maturity 7th Plan B-Growth	10.00		10.00	
-	-	HDFC Fixed Investment Plan - March 2004 (I) - Growth	-		15.00	
-	-	HDFC Fixed Investment Plan July 2004 - Growth	-		33.00	
1,00,00,000	10	ING Vysya Fixed Maturity Fund Series (2)-Growth Option	10.00		10.00	
-	-	JM Fixed Maturity Plan QSA5	-		30.26	
-	-	Principal Deposit Fund(FMP-6)371days - March 2004 Growth	-		15.00	
-	-	Principal Deposit Fund(FMP-3)91days	-		10.08	
-	-	Pru ICICI FMP Quarterly Series XXV	-		25.30	
-	-	SBI Magnum Debt Fund Series 60 days (FEB 05 Series) Dividend Option	-		15.11	
2,00,00,000	10	SBI Magnum Debt Fund Series 15 mths (Jan'05) Growth Option	20.00		20.00	
-	-	Tata Fixed Horizon Fund Yearly Plan-Growth	-		13.00	
-	-	Tata Fixed Horizon Fund Yearly Plan Sept' 04	-		50.00	
1,50,00,000	10	Tata Fixed Horizon Series 1-Plan A (371 Days)-Growth	15.00		15.00	
-	-	Tata Fixed Horizon Yearly Growth (Jan' 05)	-		15.00	
-	-	Tata Fixed Horizon Fund Yearly Plan (Nov' 04)	-		10.00	
-	-	UTI FMP-QFMP	-		10.00	
2,50,00,000	10	UTI FMP-YFMP-Growth Plan	25.00		25.00	
		(f) Income Plan				
3,00,00,000	10	JM Equity and Derivative Fund Growth	30.00		30.00	
2,03,62,428	10	JM Equity and Derivatives fund- Dividend Option	20.55		-	
				175.55		1,000.
		(B) Investments in Equity shares (Quoted)				
35,000	10	Elcot Power Control Ltd [Note 13, Page 69]	0.37		-	
91,800	10	Munis Forge Ltd [Note 13, Page 69]	0.37		-	
30,997	10	Roofit Industries Ltd [Note 13, Page 69]	0.19		-	
				0.93		
		(C) Investments in Government Securities (Quoted)				
300	1,000	11.50% Government of India 2007 Stock [Note 13, Page 69]	0.03		-	
170	1,000	12.00% Uttar Pradesh 2011 Stock [Note 13, Page 69]	0.02		-	
200	1,000	13.00% Maharashtra State Development Loan 2007 [Note 13, Page 69]	0.02		-	
7,500	1,000	13.00% Industrial Finance Corporation of India 2007 Bonds [Note 13, Page 69]	0.75		-	
1	1,00,00,000	12.50% Madhya Pradesh Electricity Board 2007 Bonds [Note 13, Page 69]	1.00		-	
				1.82		
		Total - Current Investments carried forward		178.30		1,000.
		Total - Long Term Investments carried forward		1,789.53		1,842.

Schedules forming part of the Balance Sheet

"6" [Item No. 6] (contd.)

(Rs. in crores)

INVESTMENTS (contd.)

Number	Face Value per unit	Description		As at March 31, 2006		As at March 31, 2005
		Total - Long Term Investments brought forward		**1789.53**		1842.61
		II. Current Investments (at Cost or Market Value whichever is lower) (Contd.) brought forward		**178.30**		1000.75
		(D) **Investments in Preference Shares (Unquoted)**				
1,00,000	100	15.50% Pennar Paterson Securities Ltd [Note 13, Page 69]	**1.00**		-	
2,00,000	100	15.00% Atcom Technologies Ltd. - Cumulative Preference Shares [Note 13, Page 69]	**2.00**		-	
				3.00		-
				181.30		1000.75
		Less : Provision for Diminution in value of Current Investments		**3.93**		-
		Total - Current Investments		**177.37**		1000.75
		III. Retained interest in securitisation transactions (Unquoted) (Long term)		**48.25**		68.70
		Total - Investments [I + II + III]		**2015.15**		2912.06

NOTES :

		2006	2005
(1)	Face Value per unit in Rupees unless stated otherwise		
(2)	Book Value of quoted investments	**366.58**	431.91
(3)	Book Value of unquoted investments	**1648.57**	2480.15
(4)	Market Value of quoted investments	**1550.00**	1260.85

(5) The Company has, given an undertaking to Citibank NA, for non-disposal of its shareholding in Tata Precision Industries Pte Ltd (TPI), Singapore against loans and other facilities extended by the Bank to TPI and Tata Engineering Services Pte Ltd (TES), Singapore, a wholly owned subsidiary of TPI, aggregating Singapore $ 3 Million and Singapore $ 10.85 Million respectively.

(6) The Company acquired 21% shares in Hispano Carrocera, S.A. (Hispano) on March 16, 2005. As per the terms of agreement, the Company has given an unsecured loan of Euro 7 Million (Rs. 37.77 crores as at March 31, 2006) and the Company has an option to acquire the remaining 79% of the shares through one or more transfers, as per the terms and conditions duly agreed upon at a price not exceeding Euro 2 Million. The Company has also given a letter of comfort to Standard Chartered Bank against working capital loans extended by the bank to Hispano aggregating Euro 7 Million. The Company has also given an undertaking to Standard Chartered Bank for non-disposal of its shareholding in Hispano during the tenure of the loan.

(7) Consequent to amalgamation of Tata Finance Ltd, Telco Dadajee Dhackjee Ltd, Suryodaya Capital and Finance (Bombay) Ltd with the Company, the cost of investments in these companies have been adjusted as per the scheme [Note C (ii) and (iii) page 85 & 86].

(8) With effect from October 5, 2005, the name of Concorde Motors Limited has been changed to Tata Motors Insurance Services Ltd.

(9) The Company has given a letter of comfort to Standard Chartered Bank against the term loan upto US $ 60 Million extended by the bank to Tata Technologies, USA, an indirect subsidiary of the Company.

(10) The Company has an investment of **Rs. 150 crores** (as at March 31, 2005, Rs. 150 crores) in TAL Manufacturing Solutions Ltd. (TAL). The provision of **Rs. 60 crores** (as at March 31, 2005, Rs. 75 crores) towards diminution in value of investments in TAL is considered by the management to be adequate.

(11) As per the amended and restated shareholders agreement dated December 9, 2005, between Hitachi Construction Machinery Co. Ltd and the Company, these shares are under restriction for sale, assign or transfer for the period of 5 years from the date of the agreement.

(12) Trade Investments also include :

Number	Face Value Per Unit Rupees	Description	Rupees	Rupees
5,000	10	Metal Scrap Trade Corporation Ltd	**25,000**	25,000
50	5	Jamshedpur Co-operative Stores Ltd	**250**	250
16,56,517	1(M$)	Tatab Industries Sdn. Bhd. Malaysia	**1**	1
100	10	American Express Services Ltd [Note 13 below]	**1**	-
4	25,000	ICICI Money Multiplier Bond [Note 13 below]	**1**	-
100	10	Optel Telecommunications [Note 13 below]	**1,995**	-
200	10	Punjab Chemicals [Note 13 below]	**1**	-

(13) Acquired on amalgamation of Tata Finance Ltd.

(14) With effect from August 12, 2005, the name of Tata Iron and Steel Company Ltd has been changed to Tata Steel Ltd.

(15) With effect from January 12, 2006, the name of Tata Share Registry Ltd has been changed to TSR Darashaw Ltd.

Schedules forming part of the Balance Sheet

"6" [Item No. 6] (contd.)

INVESTMENTS (at Cost) (contd.)

(16) Current Investments acquired during the year : **(Rs. in crore**

Name	No. of Units	Face Value	Purchase Co
Birla Bond Plus Institutional Plan-Fortnightly Dividend-Reinvestment	48,01,934	4.80	5.
Birla Cash Manager	2,49,97,273	25.00	25.
Birla Sun Life Cash Plus IP Growth	3,19,90,056	31.99	35.
Birla Cash Plus IP Premium - Daily Dividend Reinvestment	14,97,58,343	149.76	150.
Birla Cash Plus IP Premium - Weekly Dividend Reinvestment	17,95,07,578	179.51	180.
Birla FMP Quarterly Growth Series 3	1,54,46,759	15.45	15.
Birla Cash Plus IP Premium - Growth	9,09,73,848	90.97	100.
Deutsche Floating Rate Fund Regular Plan Weekly Dividend	22,507	0.02	0.
Deustche ICPF - Weekly Dividend Plan	7,95,84,998	79.58	80.
Deutsche Insta Cash Plus Fund IP- Daily Dividend	1,49,81,426	14.98	15.
Deutsche Short Maturity Fund - Monthly Dividend	99,16,958	9.92	10.
DSP IP Weekly Dividend	11,00,142	110.01	110.
DSP Liquidity-Daily Dividend	14,00,250	140.03	140.
DSP Merill Lynch Liquidity Fund Weekly - Dividend	20,151	0.02	0.
DSP Merill Lynch Liquidity Fund - Growth	7,46,166	0.75	75.
DSP Merill Lynch-IP Growth	11,33,884	113.39	115.
Franklin FRF	2,49,94,974	24.99	25.
GCCW Grindlays Cash Fund - Super IP C - Weekly Dividend	7,51,12,935	75.11	75.
Grindlays Quarterly FMP - 11th Plan-Dividend	2,63,80,250	26.38	26.
Grindlays FRF - Plan C Super IP 65254/81	7,00,76,805	70.08	70.
Grindlays CF Super IP C Daily Dividend	15,40,41,087	154.04	154.
Grindlays Short Term-Monthly Dividend	49,91,465	4.99	5.
HDFC Cash Management Fund Savings Plan - Weekly Dividend	61,282	0.06	0.
HDFC Cash Management Fund Savings Plus Plan - Weekly Dividend	91,885	0.09	0.
HDFC Cash Management Fund Savings Plan - Daily Dividend Reinvestment	5,19,55,515	51.96	55.
HDFC FRF - STP	11,542	0.01	0.
HSBC Cash Fund	6,99,60,613	69.96	70.
HSBC Floating Rate Fund-Long Term Plan -Institutional Option-Weekly Dividend	18,957	0.02	0.
ING Vysya Liquid Fund Institutional Weekly Dividend Option	20,44,47,766	204.45	205.
JM Floater Fund-Long Term Plan-Premium Dividend	88,806	0.09	0.
JM Fixed Maturity Plan-QSA5-Dividend Option	96,339	0.10	0.
JM J93 High Liquidity Fund - Super IP - Weekly Dividend	4,49,57,576	44.96	45
JM High Liquidity Fund-Premium Plan - Daily Dividend	2,50,10,392	25.01	25
Kotak Floater - Monthly Dividend 169270/82	34,536	0.03	0
Kotak Liquidity-daily dividend	4,08,95,262	40.90	50
Kotak Liquid Institutional Premium - Weekly Dividend	13,46,27,647	134.63	135
LIC Liquid Fund - Dividend Plan-Daily Dividend	18,76,94,296	187.69	205
Principal CMF IPP Wkly Dividend	6,50,48,653	65.05	65
Principal Cash Management Fund-Liquid Option-Instl Plan-Dividend Reinvest-Weekly	8,99,93,761	89.99	90
Principal Deposit Fund-FMP-91 Days	34,382	0.03	0
Principal Cash Mgnt Fund-Liquid Option-Inst Premium - Daily Dividend	4,00,48,460	40.05	40
Principal CMS-Dividend	5,00,03,236	50.00	50
Prudential ICICI Blended Plan B - Dividend Reinvestment	2,50,00,000	25.00	25
Prudential ICICI Liquid Institutional Plus - Daily Dividend	1,26,58,394	12.66	15
Prudential ICICI Fixed Maturity Plan-Series 25	2,78,227	0.28	0
Prudential ICICI Institutional STP-Growth Option	1,18,19,586	11.82	15
Prudential ICICI Liquid Super Institutional-Dividend	1,49,93,103	14.99	15
Prudential ICICI Institutional STP-Monthly Dividend Reinvestment	1,37,57,211	13.76	15
Prudential ICICI Liquid Institutional Plus - Weekly Dividend	10,97,20,970	109.72	130
SBI Magnum Institutional Income-Savings-Dividend	12,673	0.01	0
Standard Chartered Liquidity Manager-Growth	10,97,22,106	109.72	110
STANCHART Liquidity Manager-Daily Dividend	11,50,64,409	115.06	115
Sundaram Money Fund-Growth	2,75,05,965	27.51	40
Tata short term Bond Fund-Dividend	1,84,32,003	18.43	20
TATA Liquid Super High Inv Fund - Daily Dividend	26,48,473	264.85	29
Tata Dynamic Bond Fund-Option B-Dividend	48,59,417	4.86	[illegible]
Tata Floating Rate Short Term Institutional Plan - Daily Dividend	2,49,99,266	25.00	2
TATA Liquid Super High Inv Fund - Weekly Dividend	24,34,043	243.40	27
Templeton India Short Term Income Plan - Monthly Dividend	98,972	9.90	1
UTI Liquid Cash Plan Insti.Weekly Dividend Reinvestment	33,50,768	335.08	34
UTI Liquid Cash Plan Insti.Daily Dividend Reinvestment	6,89,316	68.93	7
UTI Money Market fund - Income Option	2,58,38,297	25.84	4

Schedules forming part of the Balance Sheet

(Rs. in crores)

"7" [Item No. 7(b)]

		As at March 31, 2006	As at March 31, 2005
INVENTORIES (as valued and certified by the Management)			
(a)	Stores and spare parts (at or below cost)	**135.50**	142.35
(b)	Consumable tools (at cost)	**16.52**	18.05
(c)	Raw materials and components	**732.69**	630.06
(d)	Work-in-progress	**286.31**	264.46
(e)	Stock-in-trade	**768.35**	533.29
(f)	Goods-in-transit (at cost)	**72.87**	13.15
		2012.24	1601.36

Note : Items (c), (d) and (e) above are valued at lower of cost and net realisable value.

"8" [Item No. 7(c)]

				As at March 31, 2005
SUNDRY DEBTORS				
(a)	Over six months : (unsecured)			
	Considered good	**35.57**		19.64
	Considered doubtful	**34.29**		52.10
(b)	Others (unsecured)			
	Considered good	**618.38**		495.27
		688.24		567.01
	Less : Provision for doubtful debts	**34.29**		52.10
			653.95	514.91
(c)	Future instalments receivable from hirers / lessees [secured under hire-purchase / lease agreements and by promissory notes from hirers] [Note A (4), page78] :			
	Considered good	**64.87**		317.41
	Considered doubtful	**21.80**		4.75
		86.67		322.16
	Less : Provision for doubtful instalments	**21.80**		4.75
		64.87		317.41
	Unearned finance and service charges on lease receivable / hire-purchase contracts	**(3.04)**		(33.74)
			61.83	283.67
			715.78	798.58

"9" [Item No. 7(d)]

				As at March 31, 2005
CASH AND BANK BALANCES				
(a)	Cash on hand		**6.80**	1.30
(b)	Current Accounts with Scheduled Banks [including in foreign currencies **Rs. 11.43 crores** (as at March 31, 2005 Rs. 21.55 crores) and cheques on hand **Rs. 126.88 crores** (as at March 31, 2005 Rs. 118.26 crores)]		**320.86**	343.96
(c)	Short term deposits with Scheduled Banks [including in foreign currencies **Rs. 440.72 crores** (as at March 31, 2005 Rs. 1179.58 crores)]	*	**508.90**	1584.19
(d)	Margin Money / Cash Collateral with Scheduled Banks		**282.87**	75.59
			1119.43	2005.04
* Includes unutilised proceeds from FCCN issue			**440.72**	1156.85

Schedules forming part of the Balance Sheet

"10" [Item No. 7(e)] (Rs. in crores

LOANS AND ADVANCES		As at March 31, 2006	As a March 31 2005
A) Secured			
Vehicle loans [Note 1 below and Note A(4) page 78]			
Considered good	**4582.80**		1583.8(
Considered doubtful	**109.11**		26.8:
	4691.91		1610.6:
Less:- Provision for doubtful loans	**109.11**		26.8:
		4582.80	1583.8(
B) Unsecured - considered good			
(a) Advances to suppliers, contractors and others (Notes 2 and 3 below)		**528.30**	300.6
(b) Dues from subsidiary companies (Note 4 below)		**6.69**	9.4
(c) Loans to associates, subsidiaries and others (Note 5 below)		**45.51**	509.6
(d) Inter-corporate deposits [net of provision of **Rs. 8.37 crores** (2004-05 Rs. Nil)] (Note 6 below)		**140.35**	81.5
(e) Deposits with government, public bodies and others :			
(i) Balances with Customs, Port Trust, Excise, etc.	**114.33**		65.1
(ii) *Others [net of provision of **Rs. 0.10 crore** (2004-05 Rs. Nil)]*	**81.04**		39.8
		195.37	104.9
(f) Prepaid expenses		**29.16**	24.8
(g) Advance payments against taxes (net)		**279.52**	60.0
		1224.90	1091.1
		5807.70	2674.9

Notes:-

		2006	2005
(1)	Loans are secured against hypothecation of vehicles.		
(2)	Advances to suppliers, contractors and others include :		
	Loans and advances due		
	Directors and Officers	**0.34**	0.3
	Maximum during the year	**0.36**	0.3
(3)	Advances to suppliers, contractors and others are net of advances considered doubtful which have been provided for	**98.95**	31.3
(4)	Dues from subsidiary companies :		
	(i) HV Axles Ltd	**-**	0.7
	(ii) HV Transmissions Ltd	**3.44**	6.2
	(iii) Telco Construction Equipment Company Ltd	**1.99**	2.1
	(iv) Tata Daewoo Commercial Vehicle Co. Ltd	**0.59**	0.3
	(v) Tata Motors European Technical Centre Plc, UK	**0.67**	
(5)	Loans to associates, subsidiaries and others :		
	(i) Hispano Carrocera, S.A.	**37.77**	39.6
	(ii) Tata Finance Ltd	**-**	470.0
	(iii) Tata Motors European Technical Centre Plc, UK	**7.74**	
(6)	Inter-corporate deposits with subsidiaries :		
	(i) Sheba Properties Ltd	**28.00**	6.7
	(ii) H V Transmissions Ltd	**-**	2.0
	(iii) Concorde Motors (India) Ltd	**6.00**	10.0
	(iv) Tata Technologies Ltd	**-**	4.0
	(v) TAL Manufacturing Solutions Ltd	**7.00**	5.0
	(vi) Telco Construction Equipment Company Ltd	**10.00**	

TATA

Schedules forming part of the Balance Sheet

(Rs. in crores)

	As at March 31, 2006	As at March 31, 2005
	"11" [Item No. 8(a)]	
CURRENT LIABILITIES		
(a) Acceptances	**2697.39**	2807.28
(b) Sundry creditors	**2838.48**	2209.57
(c) Advance and progress payments	**334.07**	371.61
(d) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956, not due		
i) Unpaid dividends	**5.48**	3.54
ii) Application money pending refund Rs.1,140 (as at March 31, 2005 Rs. 1,140)	**-**	-
iii) Unclaimed matured deposits	**4.30**	0.83
iv) Unclaimed matured debentures	**0.89**	1.34
v) Interest accrued on (iii) and (iv) above	**0.63**	0.85
(e) Interest / commitment charges accrued on loans but not due	**19.08**	19.59
	5900.32	5414.61
Notes:- Sundry creditors include Dues to small scale industrial undertakings	**60.08**	46.75

	As at March 31, 2006	As at March 31, 2005
	"12" [Item No. 8(b)]	
PROVISIONS		
(a) Proposed dividend	**497.94**	452.19
(b) Provision for tax on dividend	**69.84**	63.42
(c) Provision for retirement and other employee benefit schemes	**181.17**	143.59
(d) Other Provisions (Note B(5), page 84)	**466.09**	466.86
	1215.04	1126.06

	As at March 31, 2006	As at March 31, 2005
	"13" [Item No. 10]	
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)		
Employee Separation Cost	**14.12**	18.16
	14.12	18.16

Schedules forming part of the Balance Sheet and Profit and Loss Account
Significant Accounting Policies

(a) **Sales**

Sales are inclusive of income from services, excise duty, export incentives and exchange fluctuations on expo receivables and are net of trade discount.

(b) **Depreciation**

(i) Depreciation is provided on straight line basis (SLM), at the rates and in the manner prescribed in Schedul XIV to the Companies Act, 1956 except in the case of :

- Leasehold Land – amortised over the period of the lease
- Technical Know-how – at 16.67% (SLM)
- Laptops – at 23.75% (SLM)
- Cars – at 19% (SLM)
- Assets acquired prior to April 1, 1975 – on Written Down Value basis at rates specified in Schedule XIV t the Companies Act, 1956.
- Capital assets, the ownership of which does not vest in the Company, other than leased assets, ar depreciated over the estimated period of their utility or five years, whichever is less.
- Software in excess of Rs. 25,000 is amortised over a period of 60 months or on the basis of estimate useful life whichever is lower.

(ii) Assets given on lease as on March 31, 2000, acquired upon amalgamation of Tata Finance Ltd., ar depreciated at rates specified in Schedule XIV to the Companies Act, 1956. The difference between th depreciation charge as computed using the Internal Rate of Return (IRR) implicit in the lease, to ensur capital recovery over the primary lease period, and the charge as disclosed for the year, is reflected in th lease equalisation account.

(iii) In respect of assets whose useful life has been revised, the unamortised depreciable amount has bee charged over the revised remaining useful life.

(c) **Fixed Assets**

(i) Fixed Assets (except for a building acquired on amalgamation with Telco Dadajee Dhackjee Ltd which is a revalued figure) are stated at cost of acquisition or construction less accumulated depreciation / amortisatior All costs relating to the acquisition and installation of Fixed Assets are capitalised and, except for technica know-how and product development cost, include financing costs relating to borrowed funds attributable t construction or acquisition of Fixed Assets, upto the date the asset is ready for intended use, net of charge on foreign exchange contracts and adjustments arising from exchange rate differences relating to specifi borrowings, where applicable, attributable to those fixed assets.

(ii) Product development costs incurred on new vehicle platforms, variants on existing platforms and new vehicl aggregates are recognised as Intangible Assets (included under Fixed Assets) and amortised over a period c 36 months or on the basis of actual production to planned production volumes for 36 months fror commencement of commercial production.

(iii) Software not exceeding Rs. 25,000 and product development costs relating to minor product enhancement facelifts and upgrades are charged off to the profit and loss account as and when incurred.

(d) **Leases**

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inceptio and the present value of minimum lease payments. Lease payments are apportioned between the finance charg and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term a a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance lease except for those stated in b(ii) above, are recognised as receivables at an amount equal to the net investment i the lease and the finance income is based on a constant rate of return on the outstanding net investment.

(e) **Transactions in Foreign Currencies**

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transactior Foreign currency monetary assets and liabilities are translated at year end exchange rates. Exchange differenc arising on settlement of transactions and translation of monetary items are recognised as income or expense i the year in which they arise, except in respect of liabilities for the acquisition of Fixed Assets from a countr outside India and liabilities incurred prior to April 1, 2004, where such exchange difference is adjusted in th carrying cost of Fixed Assets.

Premium or discount on forward contracts is amortised over the life of such contract and is recognised as incom or expense, except in respect of liabilities for the acquisition of Fixed Assets incurred prior to April 1, 2004, wher such amortisation is adjusted in the carrying cost of the Fixed Assets. Foreign currency options are stated at fai value as at year end.

(f) **Product Warranty Expenses**

Product warranty expenses are scientifically determined based on past experience and estimates and are accrued in the year of sale.

(g) **Income on Vehicle Loan / Hire-Purchase Income / Finance Income from Lease**

Finance and service charges on hire-purchase and loan contracts and finance income in respect of vehicles and income from plant given on lease, are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract. The Company provides an allowance for hire-purchase and loan receivables that are in arrears for more than 11 months and 6 months respectively, to the extent of an amount equivalent to the outstanding principal and unearned finance and service charges.

(h) **Inventories**

Inventories of raw materials and components, work-in-progress and stock-in-trade are valued at the lower of cost and net realisable value. Cost is ascertained on a moving weighted average / monthly moving weighted average basis. The cost of work-in-progress and finished goods is determined on full absorption cost basis.

(j) **Retirement Benefits**

Retirement benefits are dealt with in the following manner:

i) The liability for Superannuation (for certain employees) and Gratuity is ascertained by an independent actuarial valuation. The liability so determined and contribution to Provident Fund / Superannuation Fund is provided for.

ii) Provisions for incremental liability in respect of encashable privilege leave on separation and post-retirement medical benefits are made as per independent actuarial valuations at the year end.

(k) **Investments**

Long term investments are stated at cost less other than temporary diminution in value, if any. Current investments comprising investments in mutual funds are stated at lower of cost and fair value, determined on a portfolio basis.

(l) **Taxes on Income**

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of the Income - Tax Act, 1961.

Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

(m) **Redemption premium / discount on Foreign Currency Convertible Notes (FCCN)**

Premium payable on redemption of FCCN as per the terms of issue is provided fully in the year of issue by adjusting against the Securities Premium Account (SPA). Any changes to this premium payable on account of conversion or exchange fluctuation is also adjusted in the SPA. Discount on redemption of FCCN, if any, will be recognised in the profit and loss account on redemption.

(n) **Business Segments**

The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

(o) **Miscellaneous Expenditure (to the extent not written off or adjusted)**

Cost under individual Employee Separation Schemes are amortised over periods between 24 and 84 months depending upon the estimated future benefit.

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 13]

(A) Notes to Balance Sheet

1 The Subscribed Capital includes :-

(a) Ordinary Shares allotted as fully paid up shares for consideration other than cash:

- 7,53,470 Ordinary Shares allotted to Daimler – Benz AG in consideration of materials supplied to the Company in the financial year 1956-57.
- 3,00,000 Ordinary Shares allotted to the Shareholders of Investa Machine Tools and Engineering Company Limited in terms of the Scheme of Amalgamation sanctioned by the Bombay High Court in the financial year 1966-67,
- 7,59,510 Ordinary Shares allotted to the Shareholders of the Central Bank of India in terms of the Scheme of Amalgamation in the financial year 1970-71,
- 1,83,823 Ordinary Shares issued to the Shareholders of the erstwhile Noduron Founders Maharashtra Limited in terms of the merger in the financial year 1992-93,
- 15,24,29,751 Ordinary Shares issued to Financial Institutions and holders of convertible debentures / bonds on conversion of term loans / debentures / bonds.
- 1,45,04,949 Ordinary Shares issued to the Shareholders of the erstwhile Tata Finance Limited in terms of the merger in the current Financial Year [Note C(ii), Page 85].

(b) 11,12,92,760 Ordinary Shares were issued as fully paid up Bonus Shares by utilisation of funds from Securities Premium Account, Capital Reserve, Capital Redemption Reserve, Amalgamation Reserve, contribution for Capital Expenditure Account and General Reserve.

(c) 2,55,02,255 Ordinary Shares were allotted against the exercise of equivalent number of warrants pertaining to the rights issue of 2001 at Rs.120/- per share.

(d) 65,77,431 (2004-05 24,90,199) Ordinary Shares were allotted during the year, consequent to conversion of 1,700 (2004-05 13,527) 1% Foreign Currency Convertible Notes ('FCCN') due 2008 aggregating US $ 1.7 million [Rs. 7.59 crores] (2004-05 US $ 13.53 million [Rs. 59.15 crores]) and 81,875 (2004-05 Nil) Zero Coupon FCCN due 2009 aggregating US $ 81.87 million [Rs.363.81 crores] (2004-05 Rs. Nil), resulting in an aggregate allotment of 2,30,42,528 (2004-05 1,64,65,097) Ordinary Shares on conversion of 1,73,015 (2004-05 89,440) FCCN as on March 31, 2006. Further, 8,860 (2004-05 10,560) FCCN due 2008 aggregating US $ 8.86 Million [Rs. 39.53 crores] (2004-05 US $ 10.56 million [Rs. 46.20 crores]) outstanding as on March 31, 2006 may at the option of the note holders be converted into 16,31,049 (2004-05 19,44,005) American Depositary Shares (ADS) / shares at any time upto July 1, 2008 and 18,125 (2004-05 1,00,000) FCCN due 2009 aggregating US $ 18.13 million [Rs. 80.87 crores] (2004-05 US $ 100 million [Rs. 437.50 crores]) outstanding as on March 31, 2006 may at the option of the note holders be converted into 13,86,796 (2004-05 76,51,289) ADS / shares at any time upto March 28, 2009.

(e) 3,00,000 FCCN (due 2011) aggregating US $ 300 million (Rs.1,338.52 crores) outstanding as on March 31, 2006 may at the option of the note holders be converted into 1,68,56,740 ADS / shares at any time upto March 28, 2011; 1,176 FCCN (due 2011) aggregating JPY 11,760 million (Rs. 445.69 crores) outstanding as on March 31, 2006 may at the option of the note holders be converted into 44,14,915 ADS / shares at any time after May 2, 2006 to February 19, 2011.

(f) Subsequent to the year ended March 31, 2006, 2,550 Zero coupon FCCN (due 2009) aggregating U.S.$2.55 million (Rs. 11.44 crores), have been converted into 1,95,107 Ordinary Shares.

2 Secured Loans:

(i) Nature of Security (on loans including interest accrued thereon):

(a) 14.75% Non-Convertible Debentures (2008) and Floating Rate Non-Convertible Debentures (2007) are secured by a *pari passu* charge by way of equitable mortgage of immovable properties and fixed assets in or attached thereto, both present and future, and a first charge on all other assets, save and except stocks and book debts, present and future, the Export Showroom at Shivsagar Estate, Worli, Mumbai; Lloyds Showroom and basement at Prabhadevi, Mumbai; plot of land with structures at Mahim, Mumbai; the Company's residential flats at Mumbai, Pune and Jamshedpur, and the Company's freehold land admeasuring 4245 sq. mtrs. approximately, situated at village Mouje - Naupada in Thane District.

(b) Loan from Technology Development Board has a specific charge on the Company's movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future, save and except book debts and stocks pertaining to the Indica Car Plant at Chikali.

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 13] (contd.)

(A) Notes to Balance Sheet (contd.)

(c) Sales Tax Deferment Loan is secured by a residual charge on the immovable and movable properties at Lucknow.

(d) Loans and Cash Credit Accounts from banks **Rs. 577.98 crores** (as at March 31, 2005 Rs. 34.91 crores) are secured by hypothecation of raw materials, stock-in-trade, stores, work-in-progress and book debts, except Hire-purchase book debts and outstanding amounts on vehicle loan contracts.

(e) Loans and Overdraft Accounts from Banks **Rs. 64.30 crores** (as at March 31, 2005 Rs. 17.03 crores) are secured under Hire-purchase Agreements and by Promissory Notes in respect of future installments receivable from hirers [Schedule 8 (c), Page 71] and outstanding amounts on vehicle loan contracts and hypothecation of vehicles.

(ii) Terms of Redemption :

Non-Convertible Debentures (NCDs)	**Redeemable on**	
14.75% Non-Convertible Debentures (2008)	October 11, 2008	(At par)
Floating Rate Non-Convertible Debentures (2007)	October 01, 2007	(At par)

3 (a) **Major components of deferred tax arising on account of timing differences are [Item 3, Page 56]:**

(Rs. in crores)

	As at March 31, 2006	As at March 31, 2005
Liabilities:		
Depreciation	**(618.04)**	(592.92)
Product Development Cost	**(147.94)**	(73.20)
Others	**(7.31)**	(1.85)
	(773.29)	(667.97)
Assets:		
Retirement benefits / Expenses allowable on payment basis	**50.05**	41.81
Employees Separation Schemes	**14.54**	18.33
Provision for doubtful debts	**78.32**	37.18
Others	**7.84**	5.37
	150.75	102.69
Net Deferred Tax Liability	**(622.54)**	(565.28)

(b) **Deferred Tax charge for the year**

Opening Deferred Tax Liability	**565.28**	514.15
Add : Net deferred tax balances taken over upon merger of Tata Finance Ltd. and Telco Dadajee Dhackjee Ltd. (net of amount transferred to General reserve)	**(84.89)**	-
	480.39	514.15
Less : Closing Deferred Tax Liability	**622.54**	565.28
Deferred Tax charge for the year	**142.15**	51.13

(c) **Tax expense [Item 9, Page 57] :**

	2005-2006	2004-2005
a) Income tax	**363.35**	363.82
b) Fringe benefit tax	**19.00**	-
c) Deferred tax	**142.15**	51.13
	524.50	414.95

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 13] (contd.) (Rs. in crores)

(A) Notes to Balance Sheet (contd.)

4. Future installments receivable under Hire-Purchase / Loan contracts [Schedule 8 (c), Page 71 and Schedule 10 (A), page 72] includes **Rs. 293.96 crores** (as at March 31, 2005 Rs. 57.31 crores) in respect of installments that have become due but have not been recovered. Out of these **Rs. 96.27 crores** (as at March 31, 2005 Rs.11.18 crores) are due for over six months. There is an aggregate provision of **Rs. 87.09 crores** (as at March 31, 2005 Rs. 6.06 crores) made in respect of overdue installments.

	As at March 31, 2006	As a March 31 200
5. I **Disclosure in respect of finance leases :**		
Assets given on lease :		
(a) (i) Total gross investment in the leases	**86.67**	322.1
Total gross investment in the leases for a period :		
Not later than one year	**44.57**	207.6
Later than one year and not later than five years	**42.10**	114.5
(ii) Present value of the minimum lease payments receivables	**83.63**	288.4
Present value of the minimum lease payments receivable :		
Not later than one year	**42.43**	183.4
Later than one year and not later than five years	**41.20**	104.9
(b) Unearned finance income	**3.04**	33.7
(c) The accumulated provision for the uncollectible minimum lease payments receivable	**21.80**	4.7
(d) A general description of significant leasing arrangements -		
Finance lease and Hire-purchase agreements: The Company has given own manufactured vehicles and machines and equipment on Hire-purchase / Lease. The contingent lease rentals is based on bank interest rate and depreciation in respect of the assets given on lease.		
II **Disclosure in respect of operating leases :**		
Assets taken on lease :		
(a) Total of minimum lease payments		
The total of minimum lease payments for a period:		
Not later than one year	**0.61**	7.6
Later than one year and not later than five years	**0.06**	0.3
(b) Lease payments recognised in the statement of profit and loss for the year	**8.16**	10.2

(c) A general description of significant leasing arrangements - The Company has entered into operating lease arrangements for computers and data processing equipments from a vendor.

"14" [Item No. 13] (contd.)

(A) Notes to Balance Sheet (contd.)

6 **i) Related party disclosures for the year ended March 31, 2006**

a) Related Party and their relationship

1. **Subsidiaries**

Tata Technologies Ltd
TAL Manufacturing Solutions Ltd
H V Axles Ltd
H V Transmissions Ltd
Sheba Properties Ltd
Concorde Motors (India) Ltd
Telco Construction Equipment Co. Ltd
Tata Daewoo Commercial Vehicle Co. Ltd
Tata Motors Insurance Services Ltd *(formerly known as Concorde Motors Ltd)*
Tata Motors European Technical Centre plc. *(from September 1, 2005)*
Tata Technologies, U.S.A.
Tata Technologies Ltd, Thailand *(from October 10, 2005)*
Tata Technologies Pte Ltd, Singapore *(from December 7, 2005)*
Tata Technologies Investments Pte.Ltd, Singapore *(from December 7, 2005)*
Tata Technologies Sdn Bhd, Malaysia *(from December 7, 2005)*

From October 3, 2005:
INCAT International plc.
INCAT Limited
INCAT SAS
INCAT GmbH
INCAT Holdings B.V.
INCAT Engineering Solutions B.V.
INCAT K.K
iKnowledge Solutions Inc.
CADPO Asia Pte. Ltd
INCAT Holdings Inc
INCAT Systems Inc
INCAT Financial Services Inc
Integrated Systems Technologies de Mexico, S.A. de C.V.
INCAT Solutions of Canada Inc

Cedis Mechanical Engineering GmbH *(from January 1, 2006)*

2. **Associates**

Tata AutoComp Systems Ltd
Tata Cummins Ltd
Tata Precision Industries Pte. Ltd
Tata Engineering Services Pte. Ltd *(Due to Common Key Management Personnnel)*
Nita Company Ltd
Tata Sons Ltd *(Investing Party)*
Hispano Carrocera, S. A
TSR Darashaw Ltd
Tata Securities Private Ltd
Niskalp Investments and Trading Co. Ltd *(upto January 20, 2006)*

3. **Key Management Personnnel**

Mr. Ravi Kant
Mr. Praveen P Kadle
Dr. V Sumantran *(upto August 24, 2005)*

b) Transactions with the related parties

(Rs. in crores)

	Subsidiaries	Associates	Key Management Personnel	2005-06 Total
Purchase of goods	**91.42**	**1255.03**	-	**1346.45**
	6.82	947.78	-	954.60
Sale of goods (inclusive of sales tax)	**433.92**	**96.70**	-	**530.62**
	329.74	166.26	-	496.00
Purchase of fixed assets	**50.34**	**18.00**	-	**68.34**
	42.08	9.61	-	51.69
Sale of fixed assets	**0.04**	-	-	**0.04**
	0.10	-	-	0.10
Services received	**645.46**	**52.96**	**3.75**	**702.17**
	595.72	34.80	3.93	634.45
Services rendered	**36.78**	**4.24**	-	**41.02**
	33.13	3.55	-	36.68
Finance given (including loans and equity)	**892.06**	-	-	**892.06**
	300.99	95.66	-	396.65
Finance taken (including loans and equity)	**67.45**	-	-	**67.45**
	44.57	-	-	44.57
Interest / Dividend paid/(received)	**(54.66)**	**75.66**	-	**21.00**
	(24.43)	3.28	-	(21.15)
Amount receivable	**13.37**	**10.15**	-	**23.52**
	40.33	15.64	-	55.97
Bills discounted *(in respect of amount receivable)*	-	**1.19**	-	***1.19***
	-	10.18	-	10.18
Amount payable	**54.58**	**61.26**	-	**115.84**
	20.89	50.66	-	71.55
Amount receivable (in respect of loans)	**58.79**	**39.47**	**0.30**	**98.56**
	27.75	39.66	0.32	67.73

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 13] (contd.) **(Rs. in crore**

(A) Notes to Balance Sheet (contd.)

c) Disclosure in respect of material transactions with related parties

			2005-06	2004-0
i)	**Purchase of goods**	Tata Cummins Ltd	**1053.70**	947.1
		Tata AutoComp Systems Ltd	**200.28**	
ii)	**Sale of goods**	Concorde Motors (India) Ltd	**403.94**	310.6
		Tata Cummins Ltd	**92.58**	99.8
iii)	**Purchase of fixed assets**	TAL Manufacturing Solutions Ltd	**50.12**	39.8
		Hispano Carrocera, S. A	**18.00**	9.6
iv)	**Sale of fixed assets**	H V Axles Ltd	**0.02**	
		H V Transmissions Ltd	-	0.0
		Telco Construction Equipment Co. Ltd	**0.01**	0.0
v)	**Receiving of services**	H V Axles Ltd	**310.05**	302.6
		H V Transmissions Ltd	**178.82**	174.6
		Tata Technologies Ltd	**123.34**	104.4
vi)	**Rendering of services**	H V Transmissions Ltd	**12.31**	12.4
		H V Axles Ltd	**11.72**	12.0
		Telco Construction Equipment Co. Ltd	**8.12**	6.9
vii)	**Finance given (including loans and equity)**			
	Loan	Tata Technologies, U.S.A.	**411.42**	
	Loan	Hispano Carrocera, S. A	-	39.6
	Investment in Equity	Tata Technologies Ltd	**202.00**	
	Investment in Equity	TAL Manufacturing Solutions Ltd	-	75.0
	Investment in Equity	Sheba Properties Ltd	-	39.3
	Inter Corporate Deposit	Sheba Properties Ltd	**92.88**	58.2
	Inter Corporate Deposit	Concorde Motors (India) Ltd	-	46.5
	Inter Corporate Deposit	TAL Manufacturing Solutions Ltd	-	12.0
viii)	**Finance taken (including loans and equity)**			
	Inter Corporate Deposit	Tata Technologies Ltd	**32.50**	
	Inter Corporate Deposit	Concorde Motors (India) Ltd	**23.00**	11.5
	Inter Corporate Deposit	Sheba Properties Limited	**10.50**	26.3
	Inter Corporate Deposit	Telco Dadajee Dhackjee Ltd	-	6.7
ix)	**Interest/Dividend paid/(received)**			
	Dividend paid	Tata Sons Limited	**99.14**	31.6
	Dividend received	Tata Cummins Ltd	**(7.20)**	(18.0
	Dividend received	H V Axles Ltd	**(13.50)**	(6.7
	Dividend received	H V Transmissions Ltd	**(12.00)**	(6.0
	Dividend received	Telco Construction Equipment Co. Ltd	**(11.96)**	(3.9
	Dividend received	Tata Sons Limited	**(9.16)**	(7.4
	Dividend received	Tata Technologies Ltd	**(3.03)**	(3.0
	Interest received	Tata Technologies, U.S.A.	**(9.70)**	
	Interest received	Tata Technologies Ltd	-	(1.1
	Interest received	Telco Construction Equipment Co. Ltd	-	(0.4
	Interest received	Tata Sons Limited	-	(0.0
	Interest received	H V Transmissions Ltd	-	(0.8
	Interest received	Niskalp Investments and Trading Co. Ltd	**(4.29)**	

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 13] (contd.)

(A) Notes to Balance Sheet (contd.) **(Rs. in crores)**

ii) Disclosures required by clause 32 of the Listing Agreement

Amount of loans / advances in nature of loans outstanding from Subsidiaries and Associates during 2005-06

	Name of the Company	Outstanding as of March 31, 2006 Rs. in crores	Maximum amount outstanding during the year Rs. in crores	Investment in shares of the Company No. of Shares	Direct Investment in shares of subsidiaries of the Company No. of Shares
a)	**Subsidiaries**				
	H V Transmissions Ltd	-	**9.00**	-	-
		2.00	20.00	-	-
	Sheba Properties Ltd [Note (i) and (iv) below]	**28.00**	**48.23**	-	**2,50,000**
		6.75	24.65	-	2,50,000
	Tata Technologies Ltd [Note (ii) and (iv) below]	-	**35.00**	-	**8,53,18,400**
		4.00	25.00	-	1,50,000
	Tata Technologies, U.S.A. [Note (iii) below]	-	**415.24**	-	**2,42,75,000**
		-	-	-	-
	TAL Manufacturing Solutions Ltd [Note (iv) below]	**7.00**	**10.00**	-	-
		5.00	82.73	-	-
	Telco Construction Equipment Co. Ltd [Note (iv) below]	**10.00**	**50.00**	-	-
		-	30.00	-	-
	Concorde Motors (India) Ltd [Note (iv) below]	**6.00**	**10.00**	-	-
		10.00	10.00	-	-
	H V Axles Ltd	-	**3.00**	-	-
		-	-	-	-
	Tata Motors European Technical Centre Plc., UK	**7.74**	**7.74**	-	-
	(from September 1, 2005)	-	-	-	-
b)	**Associates**				
	Tata International Ltd [Note (iv) below]	-	-	-	-
	(upto Feburary 28, 2005)	-	10.00	6,83,461	-
	Hispano Carrocera, S. A [Note (iv) below]	**37.77**	**39.66**	-	-
		39.66	39.66	-	-
	Niskalp Investments and Trading Co. Ltd (Net of provision of Rs. 5.97 crores) *(upto January 20, 2006)*	**89.35**	**96.48**	-	-
c)	**Companies in which Directors are interested**				
	Tata Sons Ltd	-	-	**7,93,13,599**	-
		-	25.00	7,93,13,599	-
	Tata Industries Ltd	-	**25.00**	**9,08,885**	-
		-	10.00	9,08,885	-
	Tata Finance Ltd (Refer Note C(ii), page 85)	-	-	-	-
		510.00	510.00	-	-

Notes :

(i) Shares in Telco Construction Equipment Co. Ltd

(ii) 1,50,000 shares in Tata Technologies, U.S.A., 2,08,400 shares in Tata Technologies (Thailand) Ltd. and 8,49,60,000 shares in Tata Technologies Pte. Ltd., Singapore

(iii) Shares in INCAT International Plc.

(iv) Companies in which directors are interested.

7. **The Small Scale Industrial undertakings to whom amount is outstanding for more than 30 days are as follows:**

C. S. Adawadkar & Co.

Antony Garages Private Ltd

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 13] (contd.) **(Rs. in crores)**

(A) Notes to Balance Sheet (contd.)

	As at March 31, 2006	As at March 31, 2005
8 Claims against the Company not acknowledged as debts -		
(i) Sales Tax - Gross	**140.49**	259.34
- Net of Tax	**93.20**	164.44
(ii) Excise Duty - Gross	**23.95**	98.16
- Net of Tax	**15.89**	62.24
(iii) Others - Gross	**71.76**	72.51
- Net of Tax	**47.60**	45.98
(iv) Income tax (exclusive of the effect of similar matters in respect of assessments remaining to be completed) in respect of matters :		
(a) Decided in the Company's favour by Appellate authorities and for which the Department is in further appeal	**59.33**	65.07
(b) Pending before Appellate authorities in respect of which the Company is in appeal and expects to succeed, based on decision in earlier assessment years	**41.12**	31.54
(c) Pending in appeal / other matters	**176.75**	15.77
(v) The counter claim made by a party upon termination of distributorship arrangement by the Company (GBP 4.432 million)	**34.31**	36.47
9. The claims / liabilities in respect of excise duty, sales tax and other matters where the issues were decided in favour of the Company for which the Department is in further appeal	**18.08**	143.50
10. Estimated amount of contracts remaining to be executed on capital account and not provided for	**1095.25**	532.63
11. Other money for which the Company is contingently liable -		
(i) In respect of bills discounted and export sales on deferred credit	**486.76**	231.69
(ii) The Company has given guarantees for liability in respect of receivables assigned by way of securitisation	**131.47**	0.11
(iii) Cash Margins / Collateral [Schedule 9 (d), Page 71]	**274.14**	75.59
(iv) In respect of retained interest on securitisation transactions	**48.25**	68.70
(v) In respect of subordinated receivables	**45.83**	
(vi) Others	**6.41**	4.23

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 14] (contd.)

(Rs. in crores)

	2005-2006	2004-2005
(B) Notes to Profit and Loss Account :		
(1) Purchase of products for sale, etc. include :		
(i) (a) Spare parts and accessories for sale	**461.55**	308.24
(b) Bodies and trailers for mounting on chassis	**529.72**	360.99
(c) Passenger cars 209 nos. (2004-05 : Nil)	**7.47**	-
	998.74	669.23

(ii) Sales and Opening and Closing Stocks of vehicles and cars include chassis mounted with bodies / trailers and passenger cars. [Also refer Schedule 14(E) and 15, Page 87]

	2005-2006	2004-2005
(2) The total expenditure incurred on Research and Development :		
a) Expenditure charged to profit and loss account	**132.21**	128.45
b) Expenditure deferred / capitalised during the period	**343.91**	264.89
	476.12	393.34

	Rupees		Rupees	
(3) (a) Auditors' Remuneration (excluding service tax) :				
(i) Audit Fees	**2,00,00,000**		1,36,00,000	*
(ii) Audit Fees for financial statements as per US GAAP	**50,00,000**		2,10,00,000	#
(iii) In other Capacities:				
Company Law Matters	**35,000**	*	35,000	*
Tax Audit	**25,00,000**	*	25,00,000	*
Corporate Governance certification	**2,50,000**		2,50,000	*
Taxation Matters (2004-05 includes Rs. 6,80,300*)	**1,35,000**	*	11,80,300	
(iv) Other Services (Refer Note 1 below) [includes Rs. 10,74,620* (2004-05 Rs. 41,24,000*)]	**22,43,065**		45,74,000	
(v) Reimbursement of travelling and out-of-pocket expenses	**5,61,267**	*	3,11,840	*
(b) Cost Auditors' Remuneration (excluding service tax) :				
(i) Audit Fees	**8,00,000**		8,00,000	
(ii) Reimbursement of travelling and out-of-pocket expenses	**28,100**		32,254	

Notes :

1. Excludes Rs. 30,00,000 (2004-05 Rs. 30,00,000*) towards FCCN issue related audit expenses debited to Securities premium account.

* Remuneration for professional services rendered by firms of auditors in which some of the partners of the statutory auditors firm are partners.

\# Including amount paid for earlier years Rs. 1,60,00,000.

(Rs. in crores)

	2005-2006	2004-2005
(4) Interest :		
(a) On debentures and fixed loans	**72.76**	63.25
(b) Discounting charges (net)	**164.99**	141.07
(c) Others	**58.74**	16.45
	296.49	220.77
Less : (i) Transferred to Capital Account	**3.00**	2.96
(ii) Interest received on bank and other accounts [tax deducted at source **Rs. 8.43 crores** (2004-05 Rs. 4.81 crores)]	**67.14**	63.66
	226.35	154.15

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 14] (contd.)

(B) Notes to Profit and Loss Account (contd.) **(Rs. in crore**

(5) Other Provisions include [12 (d), page 73] :

	2005-2006	2004-200
a) Product warranty [Note (f), page 75] :		
Opening Balance	**158.26**	142.8
Add:- Provision for the year (net) (2004-05 including additional provision for earlier years)	**123.86**	146.0
Less: Payments/ debits (net of recoveries from suppliers)	**(144.63)**	(130.65
Closing Balance	**137.49**	158.2
The provision is expected to be utilised for settlement of warranty claims within a period of 2 to 3 years.		
b) Premium on redemption of Foreign Currency Convertible Notes (FCCN) : [Note (m), page 75 and Note (C)(i), page 85]:		
Opening Balance	**293.60**	1.5
Add:- Provisions for the year *	**-**	292.0
Add:- Foreign currency exchange difference	**5.87**	
Less: Reversal due to conversion of FCCN	**(1.27)**	
Closing Balance	**298.20**	293.6

* Consequent to Accounting Standard 29 becoming applicable from April 1, 2004, the premium payable on redemption of FCCN was fully provided and debited to Securities Premium Account (SPA) in the year 2004-05 as against the past practice of providing on pro-rata basis and debiting to SPA. As a result, the debit to SPA was higher by Rs. 253.09 crores in the year 2004-05.

(6) Earnings Per Share:

			2005-2006	2004-200
(a)	Profit after tax	Rs. crores	**1528.88**	1236.9
(b)	The weighted average number of Ordinary Shares for Basic EPS	Nos	**37,68,04,863**	35,98,37,35
(c)	The nominal value per Ordinary Share	Rupees	**10.00**	10.0
(d)	Earnings Per Share (Basic)	Rupees	**40.57**	34.3
(e)	Profit after tax for Basic EPS	Rs. crores	**1528.88**	1236.9
	Add: Interest payable on outstanding Foreign Currency Convertible Notes	Rs. crores	**10.18**	9.0
(f)	Profit after tax for Diluted EPS	Rs. crores	**1539.06**	1246.0
(g)	The weighted average number of Ordinary Shares for Basic EPS	Nos	**37,68,04,863**	35,98,37,35
(h)	Add: Adjustment for Options relating to warrants, fractional coupons and Foreign Currency Convertible Notes	Nos	**2,60,42,196**	2,67,19,12
(j)	The weighted average number of Ordinary Shares for Diluted EPS	Nos	**40,28,47,059**	38,65,56,47
(k)	Earnings Per Share (Diluted)	Rupees	**38.20**	32.2

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 14] (contd.)

(C) (i) Issue of Foreign Currency Convertible Notes (FCCN)

(a) FCCN issued on July 31, 2003

1% FCCN (due 2008) - US$100 million (Rs. 461.56 crores at issue)

The note-holders have an option to convert these notes into Ordinary Shares or American Depositary Shares (ADS), at an initial conversion price of Rs. 250.745 per Ordinary Share at a fixed exchange rate of conversion of Rs. 46.16 (=US $1) at any time after September 11, 2003 and up to July 1, 2008. Further, the Company has an option of early redemption of these notes at any time on or after July 31, 2006, subject to certain conditions. Unless, previously converted, redeemed or purchased and cancelled, these notes will be redeemed on July 31, 2008 at 116.824% of their principal amount.

Of the above, up to March 31, 2006, FCCNs aggregating US$ 91.14 million (Rs. 410.81 crores) have been converted into 1,67,78,052 Ordinary Shares / ADS [Note (A), 1(d), Page 76]. The balance FCCN outstanding as of March 31, 2006 are included under 'Unsecured Loans'.

(b) FCCN issued on April 27, 2004

(i) Zero coupon FCCN - US$100 million (Rs. 438.50 crores at issue)

The note-holders have an option to convert FCCN into Ordinary Shares or ADS at an initial conversion price of Rs. 573.106 per Ordinary Share at a fixed exchange rate of conversion of Rs. 43.85 (=US $1), from June 7, 2004 to March 28, 2009. Further, the Company has a right to redeem in whole but not in part, FCCN at any time after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2009 at 95.111% of the principal amount.

Of the above, upto March 31, 2006, FCCNs aggregating US $ 81.875 million (Rs. 363.80 crores) have been converted into 62,64,476 Ordinary Shares / ADS [Note A, 1(d), Page 76]. The balance FCCN outstanding as of March 31, 2006 are included under 'Unsecured Loans'.

(ii) 1% FCCN - US$ 300 million (Rs. 1315.50 crores at issue)

The note-holders have an option to convert FCCN into Ordinary Shares or ADS at an initial conversion price of Rs. 780.400 per Ordinary Share at a fixed exchange rate of conversion of Rs. 43.85 (=US $1), from June 7, 2004 to March 28, 2011. Further, in the event of certain changes affecting taxation in India, the Company has an option for early redemption in whole but not in part, at any time. Unless, previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount.

In both the cases, the conversion price is subject to certain adjustments as per the terms of issue.

There has been no conversion during the year in respect of 1% FCCN (due 2011).

(c) FCCN issued on March 20, 2006

Zero coupon FCCN - JPY 11,760 million (Rs. 450.03 crores at issue)

The note-holders have an option to convert FCCN into Ordinary Shares or ADS at an initial conversion price of Rs.1001.39 per Ordinary Share at a fixed exchange rate of conversion of Rs.1.00 (=¥ 2.66), from May 2, 2006 to February 19, 2011. Further, the Company has a right to redeem in whole or in part, FCCN at any time after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. In addition, in the event of certain changes affecting taxation in India, the Company has an option for early redemption in whole but not in part, at any time. Unless previously converted, redeemed or purchased and cancelled, the Notes will be redeemed on March 21, 2011 at 99.253% of the principal amount.

(ii) In terms of the Scheme of Amalgamation (Scheme) sanctioned by order dated June 28, 2005, of Hon'ble High Court of Judicature at Mumbai, Tata Finance Ltd. (TFL) whose core business is providing finance for commercial vehicles, passenger cars and construction equipments has been amalgamated with the Company with effect from April 1, 2005.

In accordance with the said Scheme:

(a) the Authorised Share Capital of the Company has been increased to Rs. 4,10,00,00,000 divided into 41,00,00,000 Ordinary Shares of Rs. 10 each.

(b) the assets, liabilities, rights and obligations of TFL have been vested in the Company with effect from April 1, 2005 and have been recorded at their respective carrying values under the pooling of interest method of accounting for amalgamation after making adjustments to ensure uniform set of accounting policies as stated in (d) below.

(c) 1,45,04,949 Equity shares of Rs. 10 each of the Company were issued as fully paid-up to the holders of 18,13,11,857 Equity Shares of TFL, in the ratio of 8 shares of the Company of Rs. 10 each for every 100 shares of TFL of Rs. 10 each, without payment being received in cash.

(d) the debit balance of Rs. 104.75 crores remaining in the Profit and Loss Account of TFL has been transferred to General Reserves and an amount of Rs. 20.47 crores (net of deferred tax) has been adjusted to the General Reserves to ensure uniform set of accounting policies, in respect of some of the items of TFL.

(e) the reserves of TFL have been incorporated in the Company's books of account as reduced by Rs. 59.93 crores towards cost of investments of the Company in the Equity Shares of TFL.

(f) the Preference Share Capital of TFL of Rs. 150 crores has been fully adjusted against the investments of the Company in the said Capital.

(g) the difference of Rs. 185.30 crores between the amounts recorded as Equity Share Capital to be issued to TFL shareholders and the amount of the Equity Share Capital of TFL has been credited to the General Reserve of the Company.

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 14] (contd.)

(C) (ii) (h) *Arrears of dividend on cumulative preference shares of TFL has been provided from the brought forward profits of tl Company.*

(iii) In terms of the Scheme of Amalgamation (Scheme) sanctioned by order dated June 29, 2005, of Hon'ble High Court Judicature at Mumbai, Telco Dadajee Dhackjee Ltd (TDDL) and Suryodaya Capital Finance (Bombay) Ltd (SCFL), both 100 subsidiaries of the Company as on March 31, 2005, have been amalgamated with the Company with effect from April 2005.

In accordance with the said Scheme:

(a) the assets, liabilities, rights and obligations of TDDL and SCFL have been vested in the Company with effect from Ap 1, 2005 *and have been recorded at their respective carrying values under the pooling of interest method of accountir* for amalgamation after making adjustments to ensure uniform set of accounting policies as stated in (b) below.

(b) the credit balance of Rs. 0.66 crore remaining in the Profit and Loss Accounts of TDDL and the debit balance of Rs. 0.(crores of SCFL has been transferred to General Reserves of the Company and an amount of Rs. 0.08 crore has be adjusted to the General Reserves to ensure uniform set of accounting policies, in respect of some of the items TDDL.

(c) the paid up share capital of TDDL and SCFL of Rs. 0.65 crore and Rs. 0.05 crore respectively have been adjusted agair the cost of investment of the Company in the equity share capital of TDDL and SCFL respectively, and the balance cc of investment of Rs. 44.61 crores and Rs. 0.77 crore of the Company in the equity share capital of TDDL and SC respectively, have been adjusted against the reserves of the Company as under :

- Securities Premium Rs. 11.56 crores (TDDL)
- General Reserves Rs. 33.82 crores

(d) the Special Reserves (created pursuant to section 45 IC of the RBI Act, 1934) of Rs. 1.27 crores and the Revaluati Reserves of Rs. 26.82 crores have been recorded in the Company's books in the same form.

(iv) The financial results for the year ended March 31, 2006, include the results of the operations of erstwhile TFL, TDDL ai SCFL, for the period April 1, 2005, to March 31, 2006. The comparative figures for the year ended March 31, 2005, do n include the results of the operations of TFL, TDDL and SCFL, and as such, the financial results for the year ended March 2006, are not comparable to this extent.

(v) During the year, the Company has diluted its shareholding in its subsidiary, Telco Construction Equipment Company L (TELCON), from 79.75% to 59.75%. As a result of this transaction, the Company has earned a profit of Rs. 164.30 crores.

(vi) Previous year's figures have been re-grouped where necessary.

(vii) Current year figures are shown in bold print.

(D) Derivative transactions

The Company uses forward exchange contracts, interest rates swaps, currency swaps and currency options to hedge its exposu *in foreign currency and interest rates. The information on derivative instruments is as follows :*

a) **Derivative Instruments outstanding as at March 31, 2006**

Currency	**Amount (Foreign Currency in millions)**	**Buy/ Sell**	**Amount (Rs in crores)**
i) Forward exchange contracts			
US$ / INR	US$ 165.08	Sold	736.54
US$ / INR	US$ 5.00	Bought	22.31
EUR/ US$	€ 2.00	Sold	10.79
EUR/ US$	€ 3.60	Bought	19.43
ii) Principal only swaps			
US$ / INR	US$ 16.00	Bought	71.39
US$ / INR	US$ 5.72	Sold	25.52
iii) Currency swaps			
US$ / JPY	US $ 5.00	Bought	22.31
JPY / INR	¥ 638.11	Sold	24.18
iv) Interest swaps (notional principal)	US$ 25.00	-	111.54
v) Options			
US$ / INR	US$ 84.50	Sold	377.01
EUR / US$	€ 13.00	Bought	70.15

b) **Foreign exchange currency exposures not covered by derivative instruments as at March 31,2006**

	Amount (Foreign Currency in millions)	**Amount (Rs in crores)**
i) Amount receivable on account of Sale of Goods, loan and interest charges	£ 2.17	16.76
	€ 10.91	58.86
ii) Creditors payable on account of Loan and Interest charges and other foreign currency expenditure	US$ 355.14	1581.11
	£ 0.73	5.07
	Others	7.07

Schedules forming part of the Balance Sheet and Profit and Loss Account

"14" [Item No. 14] (contd.)

(E) Information in regard to opening stock and closing stock :

(Rs. in crores)

	2005-06 Quantity Nos.	2005-06 Value	2004-05 Quantity Nos.	2004-05 Value
(a) Opening Stock -				
Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon	**10,028**	**406.62**	9,107	358.10
Manufactured and purchased components for sale :				
Vehicle spare parts		**117.79**		109.30
Scrap		**8.88**		7.89
		533.29		475.29
(b) Closing Stock -				
Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon	**11,874 ***	**618.14**	10,028 *	406.62
Manufactured and purchased components for sale :				
Vehicle spare parts		**139.56**		117.79
Scrap		**10.65**		8.88
		768.35		533.29

* Excluding :

(i) Capitalised / transferred for internal use **506 vehicles** (2004-05 : 406 vehicles) including **13 vehicles** (2004-05 : Nil) for homologation / testing.

(ii) Transferred on settlement of insurance claims for damaged vehicles **50 vehicles** (2004-05 : 47 vehicles).

(iii) Donated for Tsunami relief work **Nil** (2004-05 : 1 vehicle).

"15" [Item No. 14]

Information in regard to sales effected by the Company (excluding inter-divisional transfers, settlements for damaged goods and goods capitalised) :

	2005-06 Quantity Nos.	2005-06 Value	2004-05 Quantity Nos.	2004-05 Value
1. Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon	**454,129**	**21821.53**	399,566	19062.69
2. Spare Parts for Vehicles		**942.70**		757.61
3. Export incentives		**198.65**		65.39
4. Diesel Engines	**7,077**	**66.49**	5,623	52.31
5. Scrap		**100.36**		90.01
6. Castings and Forgings		**262.18**		159.00
7. Income from Services		**47.50**		30.41
		23439.41		20217.42

Schedules forming part of the Profit and Loss Account

"16" [Item No. 14]

Quantitative information in regard to installed capacity and the goods manufactured by the Company :

		Unit of measurement	Installed capacity*	Actual production**
1.	On road automobiles having four or more wheels such as light, medium and heavy commercial vehicles, jeep type vehicles and passenger cars covered under Sub-heading (5) of Heading (7) of First Schedule (Jamshedpur Works)	**Nos.**	**66000** (60000)	**6989** (7102
2.	Motor Vehicles for transport of ten or more persons including the driver, motor cars and other motor vehicles for transport of persons, motor vehicles for transport of goods, chassis fitted with engine for motor vehicles (Pune Works) Licensed Capacity : 4,00,000 Nos	**Nos.**	**439500** (424500)	**36646** (31126
3.	Motor Vehicles for transport of ten or more persons including the driver, motor cars and other motor vehicles for transport of persons, motor vehicles for transport of goods, chassis fitted with engine for motor vehicles (Lucknow Works)	**Nos.**	**30000** (30000)	**1996** (1864
4.	Diesel Engines for Industrial and Marine applications	**Nos.**	*** ***	**714** (566
5.	S. G. Iron Castings	**Tonnes**	**12000** (11000)	**131(** (1261
6.	S. G. / Grey Iron Semis by continuous casting process	**Tonnes**	**3600** (3600)	 (
7.	Power Generation (windmills on amalgamation of Tata Finance Ltd)	**KW**	**192282000** (-)	**327190** (
8.	Manufactured Components for Sale ****	**Rupees Crores**		**406.** (260.4

* On double shift basis including capacity for manufacture of replacement parts as certified by the management and relied upon the Auditors.

** Includes production for internal use.

*** These are manufactured against spare capacity under (1) and (2) above.

**** The production disclosed against manufactured components is the value (as this is more meaningful than quantity) of su components transferred during the year to the warehouses for sale.

NOTE : In addition to the above, Company holds following industrial licenses / Industrial Enterpreneurs Memoran (IEM) for which there is no production during the year.

a) Rotary position encoder and readout, electronic comparator, electronic weighing instruments, crar weighing instruments and test rig equipment.

b) Special Purpose Motor Vehicle, other than those principally designed for the transport of persons goods.

c) Truck and Bus Bodies.

d) Automotive equipment for various defence applications such as different types of armoured vehicl heavy tank carriers, shelters, containers, tactical floating bridges and ferries, bullet proof vehicles, hi mobility vehicles, mechanised material handling and bridging equipment, mine protected vehic etc.

e) Certain types of electric equipment such as printed circuit motors, spot welding guns, in-proc gauging, linear position encoder and readout, proximity switch, numerical control machine to solid state controllers for machine tools, Hoists and LDTV, vertical bar display, analogue timer, dig counter / timer.

Schedules forming part of the Profit and Loss Account

(Rs. in crores)

"17" [Item No. 14]

Information regarding exports and imports and other matters :

		2005-2006	2004-2005
1.	Earnings in foreign exchange :		
	(i) F.O.B. value of goods exported [including sales through Export House, Exports to Nepal, Bhutan and local sales eligible for export incentives and exchange differences (net) - loss of **Rs. 2.83 crores** (2004-05 loss of Rs.7.83 crores)]	**2196.69**	1452.69
	(ii) Interest and Dividend	**23.82**	28.42
	(iii) Others	**-**	16.74
2.	C.I.F. value of imports		
	(i) Raw Materials and Components	**817.98**	361.34
	(ii) Machinery spares and tools	**27.59**	33.57
	(iii) Capital goods	**264.88**	226.84
	(iv) Spare Parts for sale	**5.34**	0.41
	(v) Other items	**7.34**	4.82
3.	(a) Value of imported and indigenous raw materials and components consumed :		
	(i) Imported at Rupee cost	**616.01**	259.85
	(ii) Indigenously obtained	**12649.11**	11000.40
	(b) Percentage to total consumption :		
	(i) Imported %	**4.64**	2.31
	(ii) Indigenously obtained %	**95.36**	97.69
	Note : In giving the above information, the Company has taken the view that spares and components as referred to in Clause 4D(c) of Part II of Schedule VI covers only such items as consumed directly in production.		
4.	Expenditure in foreign currency (subject to deduction of tax where applicable) :		
	(i) Technical know-how fees	**91.56**	76.89
	(ii) Interest (including interest on convertible debentures held by non-residents and payments in Rupees to financial institutions on foreign currency loans)	**59.19**	45.02
	(iii) Commission on Exports (paid through Export House)	**6.57**	15.82
	(iv) Consultancy / Professional charges	**28.18**	30.99
	(v) Payments on Other Accounts [including Exchange differences (net)]	**89.15**	102.54
5.	Remittances in foreign currencies for dividends :		
	The Company does not have complete information as to the extent to which remittances in foreign currencies on account of dividends have been made by or on behalf of non-resident shareholders. The particulars of dividends declared during the year and payable to non - resident shareholders for the year 2004-05 are as under :-		
	(i) Number of non-resident shareholders		
	a) For 2004-05 Nos.	**5,093**	-
	b) For 2003-04 Nos.	**-**	5,004
	(ii) Number of shares held by them		
	a) For 2004-05 Nos.	**14,05,62,391**	-
	b) For 2003-04 Nos.	**-**	13,10,02,712
	(iii) Gross amount of dividend		
	a) For 2004-05	**175.70**	-
	b) For 2003-04	**-**	52.40

Schedules forming part of the Profit and Loss Account

(Rs. in cror

"18" (Item No. 14)

Information in regard to raw materials and components consumed :

	Unit of Measurement	2005-2006 Quantity	2005-2006 Value	2004-2005 Quantity	2004-2005 Va
Steel	Tonnes	**1,64,284**	**581.50**	1,37,562	438
Steel Tubes	Tonnes	**730**	**4.75**	750	3
Non-ferrous alloys/metals	Tonnes	**2,306**	**27.25**	2,238	24
Ferro Alloys	Tonnes	**1,626**	**10.05**	1,711	1(
Steel Melting Scrap	Tonnes	**79,463**	**120.59**	78,735	12
Paints, Oils and Lubricants	Tonnes	**4,390**		4,075	
	Kilo liters	**14,366**	**174.90**	11,189	15
Tyres, Tubes and Flaps	Nos.	**37,00,687**	**841.20**	35,16,894	74
Engines	Nos.	**61,643**	**865.84**	68,011	80
Other components			**10,639.04**		8,95
			13,265.12		11,26

Note : The Consumption figures shown above are after adjusting excesses and shortages ascertained on physical count, unserviceable items
The figures of other components is a balancing figure based on the total consumption shown in the profit and loss account.

Additional Information as required under part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile :

I.	**Registration Details:**	
	Registration No	4520
	State Code	11
	Balance Sheet Date	31.03.2006
II.	**Capital Raised during the Year (See Note below)**	(Amount in Rs.Thousa
	Public Issue	Nil
	Rights Issue	Nil
	Bonus Issue	Nil
	Private Placement	Nil
III.	**Position of Mobilisation and Deployment of Funds**	(Amount in Rs.Thousa
	Total Liabilities	162118192
	Total Assets	162118192
	Sources of Funds:	
	Paid-up Capital	3828751
	Reserves and Surplus	51542063
	Secured Loans	8227623
	Unsecured Loans	21140763
	Deferred Tax Liability	6225421
	Application of Funds:	
	Net Fixed Assets	45212359
	Investments	20151549
	Net Current Assets	25459474
	Miscellaneous Expenditure	141209
IV.	**Performance of Company**	(Amount in Rs.Thous
	Turnover	242932294
	Total Expenditure	(222398487)
	Profit before tax	20533807
	Profit after tax	15288807
	Earning Per Share - Basic (Rs.)	40.57
	Dividend Rate	130%

V. Generic Names of Three Principal Products/Services of Company (as per monetary terms)

Item Code No. (ITC Code)	8702 to 8708 except 8705 & 8707
Product Description	Chasis and Vehicles for transport of goods and passengers, including motor car and parts thereof.

Share Capital of the Company has increased by Rs 21,08,23,800/- during the year due to 1,45,04,949 Ordinary Shares allotted to the shareholders of Tata Finance Ltd on ger and 65,77,431 Ordinary Shares allotted consequent to conversion of 81,875, 0% Foreign Currency Convertible Notes ('FCCN') (due 2009) and 1,700, 1% FCCN (due 2008).

Auditors' Report on Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

1. We have audited the attached Consolidated Balance Sheet of **TATA MOTORS LIMITED** ('the Company'), and its subsidiaries (the Company and its subsidiaries constitute 'the Group') as at March 31, 2006 and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management and have been prepared by the Management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. (a) We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets (net) of Rs. 1,766.22 crores as at Maarch 31, 2006, total revenues of Rs. 4,150.09 crores and net cash flows from operating activities amounting to Rs. 365.71 crores and of associates which reflect the Group's share of profits of Rs. 31.21 crores for the year then ended and the Group's share of profits of Rs. 38.87 crores up to March 31, 2006. These financial statements and other financial information have been audited by other qualified auditors whose reports have been furnished to us by the Management of the Group, and our opinion, is based solely on the reports of the other auditors.

   (b) As stated in note B (5) of Schedule 14, as the audited financial statements of associates, whose financial statements reflect the Group's share of profits (net) of Rs. 12.72 crores for the year and the Group's share of profits (net) of Rs. 6.70 crores up to March 31, 2006, are not available, we have relied upon the unaudited financial statements as provided by the management of those components for the purpose of our examination of consolidated financial statements.

4. Subject to our remarks in paragraph 3 (b) above:

   (a) We report that the consolidated financial statements have been prepared by the Company's Management in accordance with the requirements of Accounting Standard 21 'Consolidated Financial Statements' and Accounting Standard 23 'Accounting for Investments in Associates in Consolidated Financial Statements', issued by the Institute of Chartered Accountants of India.

   (b) Based on our audit and on consideration of reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

      i. in the case of the Consolidated Balance Sheet, of the state of affairs of the Group as at March 31, 2006;

      ii. in the case of the Consolidated Profit and Loss Account, of the profits of the Group for the year ended on that date; and

      iii. in the case of the Consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For **DELOITTE HASKINS & SELLS**
Chartered Accountants

M.S. Dharmadhikari
Partner
Membership No.: 30802

Mumbai: May 19, 2006

Consolidated Balance Sheet as at March 31, 2006

(Rs. in crore

	Schedule	Page			As March 3 20
SOURCES OF FUNDS					
1. SHAREHOLDERS' FUNDS					
(a) Share Capital	1	97	**382.87**		361.
(b) Reserves and Surplus	2	97	**5748.60**		4035.
				6131.47	4397.
2. MINORITY INTEREST				**173.93**	63.
3. LOAN FUNDS					
(a) Secured	3	98	**881.62**		576.
(b) Unsecured	4	98	**2497.52**		2137.
				3379.14	2714.
4. DEFERRED TAX LIABILITY (NET) [Note A (6) (a) Page, 108]				**676.79**	620.
5. TOTAL FUNDS EMPLOYED				**10361.33**	7794.
APPLICATION OF FUNDS					
6. FIXED ASSETS	5	99			
(a) Gross Block			**9305.00**		7800.
(b) Less - Depreciation			**4843.56**		3759.
(c) Net Block			**4461.44**		4041.
(d) Capital Work-in-Progress			**974.49**		540.
				5435.93	4582.
7. GOODWILL (On Consolidation)				**412.21**	51.
8. INVESTMENTS	6	100		**1261.50**	2126.
9. CURRENT ASSETS, LOANS AND ADVANCES					
(a) Interest accrued on investments			**6.49**		6.
(b) Inventories	7	101	**2496.92**		2073.
(c) Sundry Debtors	8	101	**1353.66**		1241.
(d) Cash and Bank Balances	9	101	**1386.44**		2097.
(e) Loans and Advances	10	102	**5986.63**		2761.
			11230.14		8179.
10. CURRENT LIABILITIES AND PROVISIONS					
(a) Current Liabilities	11	102	**6616.95**		5921
(b) Provisions	12	102	**1375.41**		1245
			7992.36		7166
11. NET CURRENT ASSETS [(9) LESS (10)]				**3237.78**	1012
12. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	13	102		**13.91**	21
13. TOTAL ASSETS (NET)				**10361.33**	7794
14. BASIS OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES		103			
15. NOTES TO BALANCE SHEET	14	108			

As per our report attached

For **DELOITTE HASKINS & SELLS**
Chartered Accountants

M S DHARMADHIKARI
Partner

Mumbai, May 19, 2006

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
S M PALIA
Directors

RAVI KANT
Managing Director

PRAVEEN P KADLI
Executive Director

H K SETHNA
Company Secretary

Consolidated Profit and Loss Account for the year ended March 31, 2006

(Rs. in crores)

	Schedule	Page			2004-05
INCOME					
1. SALE OF PRODUCTS AND OTHER INCOME	A	95		**27509.96**	22842.17
LESS: EXCISE DUTY				**3548.24**	3175.39
				23961.72	19666.78
EXPENDITURE					
2. MANUFACTURING AND OTHER EXPENSES	B	96	**21043.83**		17303.64
3. EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS			**(379.58)**		(267.38)
				20664.25	17036.26
PROFIT BEFORE DEPRECIATION, INTEREST, AMORTISATION, EXCEPTIONAL ITEMS AND TAX				**3297.47**	2630.52
4. PRODUCT DEVELOPMENT EXPENDITURE				**71.77**	67.12
5. DEPRECIATION				**623.31**	531.01
6. INTEREST [Note B (1), Page 112]				**246.01**	169.66
7. AMORTISATION OF MISCELLANEOUS EXPENDITURE IN SUBSIDIARIES				**0.02**	2.93
PROFIT FOR THE YEAR BEFORE EXCEPTIONAL ITEMS AND TAX				**2356.36**	1859.80
8. PROVISION FOR DIMINUTION IN VALUE OF INVESTMENTS (net)				**(1.70)**	(4.00)
9. EMPLOYEE SEPARATION COST				**(5.68)**	(7.71)
PROFIT BEFORE TAX				**2348.98**	1848.09
10. TAX EXPENSE [Note A (6) (c), page 108]				**(640.00)**	(490.62)
PROFIT AFTER TAX				**1708.98**	1357.47
11. ADJUSTMENT OF MISCELLANEOUS EXPENDITURE IN SUBSIDIARIES				**(2.53)**	(3.78)
12. SHARE OF MINORITY INTEREST				**(22.29)**	(8.48)
13. SHARE OF PROFIT IN RESPECT OF INVESTMENTS IN ASSOCIATE COMPANIES				**43.93**	40.13
PROFIT FOR THE YEAR				**1728.09**	1385.34
14. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR			**634.53**		283.47
Less: Arrears of preference dividend pertaining to erstwhile Tata Finance Ltd. [Note C (1) (viii), page 114]			**19.94**	**614.59**	
15. TRANSLATION ON OPENING BALANCE IN RESPECT OF FOREIGN SUBSIDIARIES				**1.23**	-
16. ADJUSTMENT IN RESPECT OF INVESTMENTS IN ASSOCIATE COMPANIES				**-**	2.23
AMOUNT AVAILABLE FOR APPROPRIATION				**2343.91**	1671.04
17. APPROPRIATIONS					
a) Proposed Dividend				**497.94**	452.19
b) Tax on Proposed Dividend (including our share of subsidiaries' dividend tax)				**86.45**	69.73
c) Residual dividend paid for FY 2003-04 (including tax)				**-**	1.54
d) General reserve				**768.37**	516.16
e) Special reserve				**1.43**	1.58
f) Debenture redemption reserve				**-**	(4.69)
g) Reserve for Research and Human Resource Development				**5.62**	-
h) Balance carried to Balance Sheet				**984.10**	634.53
				2343.91	1671.04
18. EARNINGS PER SHARE [Note B(2), Page 113]					
Basic	Rupees			**45.86**	38.50
Diluted	Rupees			**43.15**	36.07
19. BASIS OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES		103			
20. NOTES TO PROFIT AND LOSS ACCOUNT	14	112			

As per our report attached to the balance sheet

For **DELOITTE HASKINS & SELLS**
Chartered Accountants

M S DHARMADHIKARI
Partner

Mumbai, May 19, 2006

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
S M PALIA
Directors

RAVI KANT
Managing Director

PRAVEEN P KADLE
Executive Director

H K SETHNA
Company Secretary

Consolidated Cash Flow Statement for the year ended March 31, 2006

(Rs. in cr

		2005-06		200
A	**Cash flow from Operating Activities**			
	Profit after tax		1728.09	138
	Adjustments for:			
	Depreciation (including Lease Equalisation netted off against income)	624.85		53
	(Profit) / Loss on sale of assets (net)	(5.74)		
	Profit on sale of investments	(167.88)		(5
	Provision for diminution in value of investments (net)	1.70		
	Share of Profit in respect of investments in associate companies	(43.93)		(4
	Share of minority interest	22.29		
	Profit on issue of shares by a subsidiary	(8.62)		
	Wealth tax	0.49		
	Income tax	497.89		40
	Deferred tax	142.11		8
	Interest / Dividend (net)	178.96		8
	Exchange difference	32.26		(6
	Amortisation of miscellaneous expenditure	2.55		
	Employee separation cost	5.61		
			1282.54	104
	Operating Profit before working capital Changes		3010.63	242
	Adjustments for:			
	Trade and other receivables	(511.44)		(137
	Inventories	(405.16)		(584
	Trade and other payables	388.21		118
		(528.39)		46
	Vehicle loans and hire purchase receivables	(1815.60)		(1024
			(2343.99)	(562
	Cash generated in Operations		666.64	186
	Direct Taxes Paid (net)		(556.18)	(462
	Net Cash from Operating Activities		110.46	140
B	**Cash Flow from Investing Activities**			
	Purchase of fixed assets		(1259.19)	(873
	Sale of fixed assets		15.45	3
	Loan given to associate company		-	(39
	Loan given to affiliate company		-	(470
	Acquisition of subsidiary		(458.95)	(9
	Purchase of investments in associates		(0.02)	(23
	Sale of investments in Mutual Fund (net)		807.65	47
	Purchase of investments - others		(69.06)	(325
	Refund of acquisition tax		-	4
	Refund from escrow account		3.34	
	Purchase of subsidiaries shares from Minority		-	(9
	Decrease in investments in retained interests in securitisation transactions		91.47	5
	Sale of investments in subsidiary companies		206.28	
	Sale / redemption of investments in others		39.62	12
	Interest received		75.34	4
	Dividend / Income on investments received		74.96	10
	Decrease / (Increase) in short term Inter-corporate deposit		25.74	(37
	Net Cash used in Investing Activities		(447.37)	(939
C	**Cash Flow from Financing Activities**			
	Proceeds from issue of Foreign Currency Convertible Notes (net of expenses)		444.99	1731
	Premium on redemption of debentures		-	(11.
	Stamp duty on FCCN conversion		(0.37)	
	Proceeds from long term borrowings		271.38	231
	Repayment of long term borrowings		(626.36)	(623.
	Increase / (Decrease) in short term borrowings		98.95	(350.
	Proceeds from issue of shares		-	71
	Proceeds from issue of shares to minority shareholders		37.31	(
	Dividends paid (including Dividend Tax)		(524.02)	(168.
	Interest paid [(including discounting charges paid, **Rs. 164.99 crores**, 2004-05 Rs. 141.08 crores)]		(325.61)	(241.
	Net Cash (used in) / from Financing activities		(623.73)	63
	Net (Decrease) / Increase in Cash and cash equivalents		(960.64)	1104
	Cash and cash equivalents as at March 31, 2005		2097.32 *	967
	Add : Cash and bank balance taken over on amalgamation of TFL		194.58	
	Add : Cash and bank balance taken over on acquistion of TMISL (formerly known as Concorde Motors Ltd)		-	2
	Add : Cash and bank balances taken over on acquisition of INCAT, TTPL and CEDIS		57.97	
	Add : Translation adjustment on opening Cash and bank balance of foreign subsidiaries		3.22	22
	Add : Translation adjustment on reserves of foreign subsidiaries		0.19	
	Less : Exchange fluctuation on FCCN proceeds kept outside India and on foreign currency bank balances		(6.20)	
	Cash and cash equivalents as at March 31, 2006		1386.44 *	2097

* Includes Cash Collateral **Rs. 294.82 crores** (as at March 31, 2005 Rs. 76.44 crores)

Previous year's figures have been restated, wherever necessary, to conform to this year's classification

As per our report attached to the balance sheet

For **DELOITTE HASKINS & SELLS**
Chartered Accountants

M S DHARMADHIKARI
Partner

Mumbai, May 19, 2006

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
S M PALIA
Directors

RAVI KANT
Managing Director

PRAVEEN P KADLE
Executive Directors

H K SETHNA
Company Secretary

Schedules forming part of the Consolidated Profit and Loss Account

(Rs. in crores)
"A" [Item No. 1]

		2005-06		2004-05
SALE OF PRODUCTS AND OTHER INCOME				
1.	**Sale of products and other income from operations**			
	(a) Sale of Products / Services (Note 1 below)	**26700.56**		22454.59
	(b) Income from Hire-purchase / Loan contracts (Notes 2 to 5 below)	**435.57**		160.85
	(c) Miscellaneous receipts (Note 6 below)	**130.28**		92.79
			27266.41	22708.23
2.	Dividend and other income (Notes 7 to 9 below)		**243.55**	133.94
			27509.96	22842.17

Notes:		2005-06	2004-05
(1)	Exchange differences (net) (loss) included in Sale of Products and Services	**(2.83)**	(7.83)
(2)	Value of Hire-purchase contracts entered into during the year:		
	(i) Purchased vehicles	**7.46**	230.19
	(ii) Vehicles from the Company's stocks	**0.07**	0.59
(3)	Value of vehicles purchased and issued on Hire-purchase contracts during the year	**7.20**	185.66
(4)	(i) Income from Hire-purchase contracts includes net income from lease rentals and income on securitisation of receivables under Hire-purchase contracts	**21.67**	-
	(ii) Income from Loan contracts includes income on securitisation of Loan contracts	**76.12**	13.95
(5)	Interest income from Loan contracts	**308.31**	101.71
(6)	Miscellaneous receipts include : Profit on sale of assets [includes Capital Profits of **Rs. 0.15 crore** (2004-05 Rs. 2.31 crores)]	**8.15**	3.35
(7)	Dividend and other income from investments includes :		
	(i) Income from current investments	**6.82**	46.76
	(ii) Income from long term investments	**60.23**	33.33
	(iii) Tax deducted at source	**0.96**	0.96
(8)	Dividend and other income includes :		
	(i) Profit on sale of part interest in a subsidiary	**154.12**	36.40
	(ii) Profit on sale of current investments	**13.76**	0.71
	(iii) Additional consideration received in respect of Trade investment sold in 1999-2000	-	16.74
(9)	Dividend and other income includes amount received on issue of shares by a subsidiary	**8.62**	-

Schedules forming part of the Consolidated Profit and Loss Account

"B" [Item No. 2] (Rs. in crore

	2005-06	2005-06	2004-
MANUFACTURING AND OTHER EXPENSES			
1. Purchase of products for sale, etc.		**1360.70**	862
2. Consumption of raw materials and components		**14898.50**	12626
3. Processing charges		**374.72**	301
4. Payments to and provision for employees (Note 1 below)			
(a) Salaries, wages and bonus	**1374.81**		1079
(b) Superannuation, gratuity, etc.	**173.12**		127
(c) Contribution to provident fund, etc.	**75.33**		74
(d) Workmen and staff welfare expenses	**154.17**		148
		1777.43	1429
5. Expenses for manufacture, administration and selling:			
(a) Stores, spare parts and tools consumed	**411.13**		344
(b) Freight, transportation, port charges, etc.	**386.24**		281
(c) Repairs to buildings	**30.21**		25
(d) Repairs to plant, machinery, etc.	**47.88**		39
(e) Power and fuel	**291.45**		267
(f) Rent	**29.46**		17
(g) Rates and taxes	**41.07**		36
(h) Provision for Wealth Tax	**0.49**		0
(j) Insurance	**31.83**		27
(k) Publicity	**193.53**		191
(l) Incentive /commission to dealers	**239.26**		144
(m) Other expenses (Note 2 below)	**1168.23**		921
		2870.78	2299
6. Change in Stock-in-trade and Work-in-progress:			
Opening Stock	**1040.16**		808
Add:- Stock acquired on acquisition of INCAT and Tata Technologies Pte. Singapore Limited	**5.80**		
Add: Stock acquired on acquisition of Concorde Motors Ltd (now known as Tata Motors Insurance Services Ltd.)	**-**		14
	1045.96		823
Less: Closing Stock	**1284.26**		1040
		(238.30)	(216.
		21043.83	17303

	2005-06	2004
Notes : (1) Payments to and provision for employees include:		
(i) Net provisions for other employee benefit schemes	**39.62**	38
(ii) Managerial remuneration for Directors (excluding provision for encashable leave and gratuity as separate actuarial valuation for Whole-time Directors is not available)	**5.55**	5
(2) Other expenses include:		
(i) Loss on assets sold / scrapped / written off	**2.41**	9
(ii) Lease rentals in respect of plant and machinery	**8.34**	11
(iii) Provision and write off of sundry debtors / advances (net)	**69.38**	19
(iv) Securitisation expenses for Hire-purchase / Loan contracts	**48.59**	6
(v) Exchange differences (net)	**18.82**	30
(vi) Commission and brokerage on sales	**6.71**	29
(vii) Contribution to Electoral Trust Fund	**-**	3

Schedules forming part of the Consolidated Balance Sheet

(Rs. in crores)

"1" [Item No. 1(a)]

SHARE CAPITAL	As at March 31, 2006	As at March 31, 2005
Authorised:		
41,00,00,000 Ordinary shares of Rs. 10 each (As at March 31, 2005: 40,00,00,000 shares)	**410.00**	400.00
Issued and subscribed:		
38,28,34,131 Ordinary shares of Rs.10 each fully paid (As at March 31, 2005 36,17,51,751 shares)	**382.83**	361.75
Less: Calls in arrears	**0.01**	0.01
	382.82	361.74
Share Forfeiture	**0.05**	0.05
	382.87	361.79

"2" [Item No.1(b)]

RESERVES AND SURPLUS	As at March 31, 2005	Additions	Deductions/ Adjustments	As at March 31, 2006
(a) Securities premium [Note (i), (ii) and (iii) below]	**1473.89**	**376.38**	**21.57**	**1828.70**
	1681.34	127.10	334.55	1473.89
(b) Capital redemption reserve [Note (iv), page 98]	**2.28**	**39.35**	**39.35**	**2.28**
	2.28	-	-	2.28
(c) Capital reserve (on consolidation)	**382.03**	**26.81**	**0.64**	**408.20**
	336.35	45.68	-	382.03
(d) Debenture redemption reserve [Note (iv), page 98]	**334.15**	**20.30**	**20.10**	**334.35**
	338.84	-	4.69	334.15
(e) Amalgamation reserve [Note (iv), page 98]	**0.05**	**0.48**	**0.48**	**0.05**
	0.05	-	-	0.05
(f) Special reserve [Note (iv), page 98]	**5.86**	**55.25**	-	**61.11**
	4.28	1.58	-	5.86
(g) Reserve on Research and Human Resource Development	-	**5.62**	-	**5.62**
	-	-	-	-
(h) Revaluation reserve [Note (v), page 98]	-	**26.82**	**0.43**	**26.39**
	-	-	-	-
(j) General reserve [Note (iv), (vi), (viii) and (ix), page 98]	**1171.67**	**1038.68**	**161.28**	**2049.07**
	651.89	520.79	1.01	1171.67
(k) Translation reserve [Note (vii), page 98]	**30.91**	**17.95**	**0.13**	**48.73**
	0.34	30.72	0.15	30.91
	3400.84	**1607.64**	**243.98**	**4764.50**
	3015.37	725.87	340.40	3400.84
(l) Profit and loss account				**984.10**
				634.53
				5748.60
				4035.37

Notes:

	2005-06	2004-05
(i) **Amounts credited to Securities premium account :**		
(a) Premium on shares issued upon exercise of warrants and on conversion of Foreign Currency Convertible Notes (FCCN)	**364.82**	127.10
(b) Consequent to amalgamation of Telco Dadajee Dhackjee Ltd. [Note C (2), Page 114]	**11.56**	-
	376.38	127.10
(ii) **Amounts debited to Securities premium account :**		
(a) Premium paid on early redemption of certain Non-Convertible Debentures	-	11.86
(b) Foreign Currency Convertible Notes (FCCN) issue expenses [current year expenses net of tax]	**5.04**	30.62
(c) Provision for premium on redemption of FCCN [includes exchange difference of **Rs.5.87 crores** (2004-05 Rs. Nil) and credit for reversal upon conversion of FCCN **Rs. 1.27 crores** (2004-05 Rs. Nil)]	**4.60**	292.07
(d) Stamp Duty on FCCN Conversion	**0.37**	-
(e) Consequent to amalgamation of Telco Dadajee Dhackjee Ltd. [Note C (2), Page 114]	**11.56**	-
	21.57	334.55

(iii) Securities premium opening and closing balance is net of calls in arrears **Rs. 0.03 crores**

Schedules forming part of the Consolidated Balance Sheet

Notes to Reserves and Surplus (contd.)

(iv) Consequent to amalgamation of Tata Finance Ltd, Telco Dadajee Dhackjee Ltd and Suryodaya Capital and Finance (Bombay) Ltd with the Company, chan in Reserves and Surplus are as under [Note C (1) and C (2), Page 114]. Additions represent reserves taken on amalgamation and deductions represent ex of cost of investment over net assets.

(Rs. in cro

		Addition	Deduct
Capital redemption reserve	Tata Finance Ltd	**39.35**	**39**
Debenture redemption reserve	Tata Finance Ltd	**20.30**	**20**
Amalgamation reserve	Tata Finance Ltd	**0.48**	**0**
Special reserve	Tata Finance Ltd	**53.78**	
General reserve	(i) Tata Finance Ltd	**185.30**	**125**
	(ii) Telco Dadajee Dhackjee Ltd	**0.73**	**33**
	(iii) Suryodaya Capital and Finance (Bombay) Ltd	**-**	**0**
		186.03	**159**

(v) **Revaluation reserve:**

	Addition	Deduct
(a) Consequent to amalgamation of Telco Dadajee Dhackjee Ltd. [Note C (2), Page 114]	**26.82**	
(b) Depreciation on the revalued portion of assets taken over on amalgamation of Telco Dadajee Dhackjee Ltd	**-**	**0**
	26.82	**0**

(vi) Includes excess of assets over liabilities of **Rs. Nil** (as at March 31, 2005 Rs. 0.48 crore) on merger of spare parts division of Concorde Motors Limited (r known as Tata Motors Insurance Services Limited).

(vii) During the year **Rs. 17.95 crores** (2004-05 Rs. 30.72 crores) has been added to Translation reserve on translation of foreign subsidiaries and **Rs. 0.13 cr** (2004-05 Rs. 0.15 crore) has been deducted in respect of translation in case of foreign associates.

(viii) During the year, **Rs. 84.28 crores** has been added to General reserve for associate adjustment on account of merger of Tata Finance Ltd and **Rs. 2.24 cr** has been deducted to reduce the Goodwill of Concorde Motors Ltd (now known as Tata Motors Insurance Services Limited).

(ix) The merger of Concorde Motors Limited (CML) (now known as Tata Motors Insurance Services Limited) sales and service division with Concorde Motors (In Limited (CMIL) as per the approved scheme has resulted in crediting General reserve by **Rs. Nil** (as at March 31, 2005 Rs. 4.63 crores) (fair value of the as taken being in excess of the consideration paid) and debiting General reserve by **Rs. Nil** (as at March 31, 2005 Rs. 1.01 crores) on account of dividend pre-acquisition period by CMIL to the shareholders of CML.

"3" [Item No. 3 (a)]

(Rs. in cro

	As at March 31, 2006	A March 2
LOANS - Secured		
(a) Non - Convertible Debentures	**75.50**	82
(b) Loans from Financial Institutions / Banks	**26.10**	42
(c) Sales Tax Deferment Loan	**86.98**	110
(d) Loans from Banks on Cash Credit / Overdraft Accounts	**648.06**	90
(e) Foreign currency loans	**26.92**	227
(f) Loans from others #	**18.06**	23
	881.62	576
# Including payable in respect of finance lease	**0.34**	4

"4" [Item No. 3(b)]

LOANS - Unsecured		
(a) Short Term Loans - From Banks*	**20.48**	
(b) Short Term Loans - From others in foreign currency	**-**	0
(c) Inter Corporate Deposit	**4.25**	
(d) Foreign Currency Convertible Notes	**1904.62**	1796
(e) Other loans in foreign currency	**209.81**	209
(f) Loan from others	**0.36**	0
(g) Long Term Loans - From Banks in foreign currency	**358.00**	131
	2497.52	2137

* Including in Foreign currency **Rs.11.13 crores**

Schedules forming part of the Consolidated Balance Sheet

"5"[Item No. 6]

(Rs. in crores)

FIXED ASSETS	Cost as at March 31, 2005	Translation/ Revaluation Adjustment	Additions/ Adjustments [Note (iv)]	Deductions/ Adjustments	Cost as at March 31, 2006	Depreciation for year 2005-06 [Note (vi)] and (ix)]	Accumulated Depreciation upto March 31, 2006 [Note (v) and (ix)]	Net Book Value as at March 31, 2006
(a) Land	**101.35**	**5.82**	**4.90**	**-**	**112.07**	**-**	**-**	**112.07**
	89.68	10.88	0.79	-	101.35	-	-	101.35
(b) Buildings [Note (i) (ii) and (iii)]	**1066.93**	**14.48**	**95.28**	**6.43**	**1170.26**	**24.04**	**268.95**	**901.31**
	985.94	74.76	33.61	27.38	1066.93	37.72	239.34	827.59
(c) Lease Hold Land	**44.52**	**-**	**-**	**0.10**	**44.42**	**0.54**	**4.27**	**40.15**
	44.40	0.12	-	-	44.52	0.31	3.84	40.68
(d) Railway Sidings	**0.13**	**-**	**-**	**0.13**	**-**	**-**	**-**	**-**
	0.13	-	-	-	0.13	-	0.13	-
(e) Plant, Machinery, Equipment [Note (ii) and (iii)]	**5989.23**	**14.13**	**818.33**	**49.41**	**6772.28**	**493.44**	**3782.46**	**2989.82**
	5410.28	23.96	547.99	(7.00)	5989.23	443.68	3269.94	2719.29
(f) Water System and Sanitation [Note (ii)]	**42.63**	**-**	**2.69**	**0.03**	**45.29**	**1.81**	**21.38**	**23.91**
	41.81	-	1.06	0.24	42.63	1.74	19.58	23.05
(g) Furniture, Fixtures and Office Appliances [Note (iii)]	**52.93**	**1.08**	**40.04**	**1.76**	**92.29**	**6.05**	**46.80**	**45.49**
	50.35	0.81	21.17	19.40	52.93	4.36	26.58	26.35
(h) Technical Know how Fees	**38.37**	**-**	**-**	**-**	**38.37**	**1.30**	**38.37**	**-**
	39.04	0.37	2.44	3.48	38.37	2.38	37.07	1.30
(j) Vehicles and Transport [Note (ii) and (iii)]	**97.39**	**0.11**	**26.11**	**8.56**	**115.05**	**12.67**	**68.54**	**46.51**
	84.71	0.40	18.09	5.81	97.39	11.68	58.65	38.74
(k) Leased Assets								
(i) Plant Taken on Lease [Note (viii)]	**188.73**	**-**	**-**	**0.16**	**188.57**	**15.61**	**88.50**	**100.07**
	188.73	-	-	-	188.73	15.35	72.93	115.80
(ii) Leased Premises	**31.31**	**-**	**-**	**(0.10)**	**31.41**	**0.07**	**5.66**	**25.75**
	0.28	26.21	4.82	-	31.31	0.15	0.18	31.13
(iii) Leased Assets	**7.55**	**-**	**455.94**	**7.40**	**456.09**	**12.24**	**424.70**	**31.39**
	7.55	-	-	-	7.55	0.13	7.03	0.52
(l) Product Development Cost	**79.66**	**0.20**	**46.05**	**-**	**125.91**	**35.03**	**57.35**	**68.56**
	32.21	-	47.65	0.20	79.66	11.65	22.20	57.46
(m) Software	**59.90**	**0.13**	**53.36**	**0.40**	**112.99**	**20.51**	**36.58**	**76.41**
	-	0.03	59.87	-	59.90	1.86	1.86	58.04
Total	**7800.63**	**35.95**	**1542.70**	**74.28**	**9305.00**	**623.31**	**4843.56**	**4461.44**
	6975.11	137.54	737.49	49.51	7800.63	531.01	3759.33	4041.30
(n) Capital Work In progress [Note (vii)]								**974.49**
								540.99
								5435.93
								4582.29

Notes:

(i) Buildings include **Rs. 8,881** (as at March 31,2005 Rs. 10,631) being value of investments in shares of Co-operative Housing Societies.

(ii) Buildings, Water system and Sanitation and Plant and Machinery and Vehicles include Gross block **Rs. 4.91 crores, Rs.1.50 crores Rs. 3.76 crores,** and **Rs. 0.23 crore** and Net Block **Rs. 0.14 crore, Rs. 0.08 crore, Rs. 0.41 crore** and **Rs. 0.07 crore** respectively in respect of expenditure incurred on capital assets, ownership of which does not vest in the Company.

(iii) Includes Building, Plant & Machinery and equipment, Furniture, Fixtures and Office Appliances and Vehicles and transport having Gross block of **Rs. 0.02 crore, Rs. 52.27 crores, Rs. 0.39 crore, Rs. 0.44 crore** (as at March 31, 2005 Rs. Nil, Rs. 47.97 crores, Rs. 0.02 crores, Rs. 0.09 crore), and net block of **Rs. Nil, Rs. 2.25 crores, Rs. Nil and Rs. 0.02 crore** (as at March 31, 2005 Rs. Nil, Rs. 2.89 crores, Rs. Nil, Rs. Nil) respectively, held for disposal.

(iv) Additions / Adjustments include :

(a) exchange differences and net premiums on forward exchange contracts of **Rs. 2.46 crores** (As at March 31, 2005 Rs. Nil).

(b) gross block of **Rs. 654.65 crores,** including assets given on lease prior to April 1, 2001, taken over on merger of Tata Finance Ltd (TFL).

(c) gross block of **Rs. 47.54 crores** taken over by Tata Technologies Limited (TTL) on acquisition of Incat International Plc (INCAT) and Tata Technologies Pte. Ltd, Singapore (TTPL).

(v) Accumulated Depreciation includes :

(a) an adjustment of **Rs. 76.70 crores** (as at March 31,2005 Rs. 20.27 crores) on Assets transferred/sold/discarded during the year.

(b) **Rs. 474.97 crores** (including lease terminal adjustment of **Rs.161.63 crores**) taken over on amalgamation of TFL.

(c) **Rs. 37.89 crores** taken over by TTL on acquisition of INCAT International Plc and Tata Technologies Pte Ltd.

(d) lease equalisation of **Rs.1.54 crores** (2004-05 Rs. Nil) adjusted in lease rental income.

(e) Depreciation of **Rs. 0.43 crore** on revalued portion of gross block of building of Telco Dadajee Dhackjee Ltd. transferred to Revaluation Reserve.

(vi) Depreciation for the year includes loss of **Rs. 5.40 crores** (2004-05 Rs. 19.54 crores) on assets held for disposal and is net of a credit on reversal of write down of **Rs. 7.06 crores** (2004-05 Loss of Rs. 8.08 crores).

(vii) Capital Work-in-Progress includes :

(a) Product Development Cost **Rs.173.51 crores** (as at March 31, 2005 Rs. 86.91 crores) and Technical Know-how fees for Product development projects **Rs. 207.60 crores** (as at March 31, 2005 Rs. 84.47 crores).

(b) Advances for capital expenditure of **Rs. 103 crores** (as at March 31, 2005 Rs. 63.31 crores).

(viii) The assets are under renewable secondary lease.

(ix) Depreciation for the year and Accumulated Depreciation includes amortisation, diminution in value of assets and write down of assets net of reversals.

Schedules forming part of the Consolidated Balance Sheet

"6" [Item No. 8] (Rs. in cror

	Cost as at March 31, 2006	Cost as March 20
INVESTMENTS (at cost)		
(A) In Associates		
a) Carrying cost of investments in Associates (Note 6 below) [Including **Rs. 2.94 crores** (2004-05 Rs. 2.34 crores) of Goodwill and net of **Rs. 3.51 crores** (2004-05 Rs.0.43 crore) of Capital Reserve arising on acquisition of associates]	**247.83**	212
b) Fully paid Cumulative Convertible Preference Shares (Unquoted)	**21.00**	21
(B) Others		
(I) ***Long Term Investments***		
Quoted		
a) Fully paid Ordinary / Equity shares	**245.36**	218
b) Debentures	**0.61**	0
c) Bonds	**149.61**	154
Unquoted		
a) Fully paid Ordinary / Equity shares	**257.94**	226
b) Fully paid Cumulative Convertible Preference Shares	**10.00**	10
c) Fully paid Cumulative Redeemable Preference Shares	**7.38**	161
d) Non Convertible Redeemable Preference Shares	**0.50**	
e) Non Convertible Debentures	**3.50**	4
f) Bonds	**6.16**	6
g) Retained interest in securitisation transactions	**48.25**	68
(II) **Current Investments**		
Quoted		
a) Fully paid Ordinary / Equity shares	**13.56**	
b) Government Securities	**1.82**	
Unquoted		
a) Fully paid Cumulative Preference Shares	**3.00**	
b) Mutual Fund	**256.84**	1047
	1273.36	2131
Less: Provision for diminution in value of Investments (Net)	**11.86**	4
	1261.50	2126

Notes :

(1) Book value of quoted investments (other than in associates)	**407.83**	374
(2) Book value of unquoted investments (other than in associates)	**584.84**	1518
(3) Market value of quoted investments (other than in associates)	**1863.62**	1483

(4) The Company has given an undertaking to Citibank NA, for non-disposal of its shareholding in Tata Precision Industries Pte. Ltd (TPI), Singapore against loans and ot facilities extended by the Bank to TPI and Tata Engineering Services Pte. Ltd (TES), Singapore, a wholly owned subsidiary of TPI, aggregating Singapore $ 3 million *Singapore $ 10.85 million respectively.*

(5) The Company acquired 21% shares in Hispano Carrocera, S.A. on March 16, 2005. As per the terms of agreement, the Company has given an unsecured loan of Euro 7 mill (Rs. 37.77 crores as at March 31, 2006) and the Company has an option to acquire the remaining 79% of the shares through one or more transfers, as per terms and conditi duly agreed upon at a price not exceeding Euro 2 million. The Company has also given a letter of comfort to Standard Chartered Bank against working capital loans exten by the bank to Hispano aggregating Euro 7 million. The Company has also given an undertaking to Standard Chartered Bank for non-disposal of its shareholding in Hisp during the tenure of the loan.

(6) The particular of investments in associate companies as of March 31, 2006 are as follows:

Sr. No.	Name of the Associate	Country of Incorporation	Ownership Interest (%)	Original Cost of Investment (@)	Amount of Goodwill/(Capital Reserve) in Original Cost	Share of post acquisition Reserves and Surplus	Carryin Cost o Investment
1)	Tata Cummins Ltd	India	**50.00**	**90.00**	-	**38.35**	**128.3**
			50.00	90.00	-	18.62	108.6
2)	Tata AutoComp Systems Ltd	India	**50.00**	**98.67**	-	**10.28**	**108.9**
			50.00	98.67	-	2.28	100.9
3)	NITA Company Ltd	Bangladesh	**40.00**	**1.27**	**(0.43)**	**0.52**	**1.7**
			40.00	1.27	(0.43)	-	1.2
4)	Tata Precision Industries Pte. Ltd	Singapore	**49.99**	**3.11**	-	**(3.11)** *	
			49.99	3.11	-	(3.11) *	
5)	Hispano Carrocera S. A	Spain	**21.00**	**2.34**	**2.34**	**(2.34)** *	
			21.00	2.34	2.34	(0.77)	1.5
6)	TSR Darashaw Ltd. (formerly known as Tata Share Registry Ltd.) #	India	**48.55**	**3.14**	**(2.07)**	**0.61**	**3.7**
			-	-	-	-	
7)	Tata Securities Pvt. Ltd. #	India	**29.34**	**0.13**	**(1.01)**	**2.04**	**2.1**
			-	-	-	-	
8)	Telcon Ecoroad Resurfaces Pvt. Ltd. ^	India	**21.60**	**3.60**	**0.60**	**(0.78)**	**2.8**
			-	-	-	-	
	Total			**202.26**	**(0.57)**	**45.57**	**247.8**
				195.39	1.91	17.02	212.4

* Share of loss restricted to the original cost of Investment as per the equity method of accounting for associates under AS -23 'Accounting for Investments in Associate Consolidated Financial Statements'

\# Pursuant to merger of Tata Finance Limited with the Company these Companies became associates from April 1, 2005.

^ Associate of Telco Construction Equipment Company Limited (Telcon) one of our subsidiaries, from June 21, 2005.

@ Original cost of investment is net of permanent diminution in the value of investment.

Schedules forming part of the Consolidated Balance Sheet

(Rs. in crores)

"7" [Item No. 9 (b)]

	As at March 31, 2006	As at March 31, 2005
INVENTORIES (As valued and certified by the Management)		
(a) Stores and spare parts (at or below cost)	**151.81**	155.58
(b) Consumable tools (at cost)	**22.78**	22.24
(c) Raw materials and components	**909.80**	775.48
(d) Work-in-progress	**340.19**	332.98
(e) Stock-in-trade	**944.07**	707.18
(f) Goods-in-transit (at cost)	**110.07**	66.61
(g) Contracts-in-progress [Refer B (4), Page 113]	**18.20**	13.56
	2496.92	2073.63

Note: Items (c), (d) and (e) above are valued at lower of cost and net realisable value.

"8" [Item No. 9 (c)]

SUNDRY DEBTORS		
(a) Over six months : (unsecured)	**113.81**	106.82
(b) Others : (unsecured)	**1228.36**	911.35
	1342.17	1018.17
Less: Provision for doubtful debts	**50.34**	70.48
	1291.83	947.69
(c) Future instalments receivable from hirers / lessees [secured under hire-purchase / lease agreements and by promissory notes from hirers]	**86.67**	331.81
Less: Provision for doubtful instalments	**21.80**	4.75
Less: Unearned finance and service charges on lease receivable / hire-purchase contracts	**3.04**	33.35
	61.83	293.71
	1353.66	1241.40

"9" [Item No. 9 (d)]

CASH AND BANK BALANCES		
(a) Cash on hand	**7.58**	2.05
(b) Current accounts with Scheduled Banks *	**371.31**	367.85
(c) Current accounts with other than Scheduled Banks	**104.95**	46.25
(d) Short term deposits with Banks **	**607.78**	1604.73
(e) Margin Money / Cash Collateral with Scheduled Banks	**294.82**	76.44
	1386.44	2097.32

* Includes cheques on hand **Rs. 131.02 crores** (as at March 31, 2005 Rs. 120.69 crores)

** Includes **Rs. 76.89 crores** (as at March 31, 2005 Rs. 9.97crores) with other than Scheduled Banks for foreign subsidiaries.

Schedules forming part of the Consolidated Balance Sheet

"10" [Item No. 9 (e)]

(Rs. in cror

LOANS AND ADVANCES	As at March 31, 2006	As March 20
A) SECURED		
Vehicle loans (Note 1 below)	4734.36	1645.
Less: Provision for doubtful loans	109.33	26.
Total (A)	4625.03	1618.
B) UNSECURED - considered good		
(a) Advances to suppliers, contractors and others (Note 2 below)	603.44	340.
(b) Loan to associates and others (Note 3 below)	44.45	509.
(c) Deposits with government, public bodies and others (Note 4 below)	383.40	191.
(d) Prepaid expenses	42.47	30.
(e) Advance payment against taxes (net)	287.84	69.
Total (B)	1361.60	1142.
Total (A) and (B)	5986.63	2761.
Notes: (1) Loans are secured against hypothecation of vehicles		
(2) Advances to suppliers, contractors and others are net of advances considered doubtful which have been provided for	99.48	31,
(3) Loan to associates and others:		
(i) Hispano Carrocera, S. A	37.77	39.
(ii) Tata Finance Limited	-	470.
(iii) Tata Engineering Services Pte. Ltd, Singapore	6.68	
(4) Deposits with government, public bodies and others are net of deposits considered doubtful which have been provided for	8.53	

"11" [Item No. 10 (a)]

CURRENT LIABILITIES		
(a) Acceptances	2950.23	2893.
(b) Sundry creditors	3233.71	2610.
(c) Advance and progress payments	402.32	391.
(d) Interest / commitment charges accrued on loans but not due	19.36	19.
(e) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956, not due	11.33	6.
	6616.95	5921.

"12" [Item No. 10 (b)]

PROVISIONS		
(a) Proposed dividends	497.94	452.1
(b) Provision for tax on dividends	78.55	69.
(c) Provision for retirement and other employee benefit schemes	291.32	231.
(d) Other provisions [Note B (3), page 113]	507.60	491.
	1375.41	1245.

"13" [Item No. 12]

MISCELLANEOUS EXPENDITURE (DEFERRED REVENUE EXPENSES) (to the extent not written off or adjusted)		
(a) Employee Separation Cost	13.84	21.
(b) Others	0.07	0.
	13.91	21.

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Account
Basis of Consolidation and Significant Accounting Policies

1. Basis of Consolidation:

The consolidated financial statements relate to Tata Motors Limited (the Company), its subsidiary companies and associates. The Company and its subsidiaries constitute the Group.

a) Basis of Accounting:

I The financial statements of the subsidiary companies used in the consolidation are drawn upto the same reporting date as of the Company i.e. year ended March 31, 2006.

II The financial statements of the Group have been prepared in accordance with the Accounting Standards issued by the Institute of Chartered Accountants of India, and other generally accepted accounting principles.

b) Principles of consolidation:

The consolidated financial statements have been prepared on the following basis:

I The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expenses. The intra-group balances and intra-group transactions and unrealised profits or losses have been fully eliminated.

II The consolidated financial statements include the share of profit / loss of the associate companies which has been accounted as per the 'Equity method', and accordingly, the share of profit / loss of each of the associate companies (the loss being restricted to the cost of investment) has been added to / deducted from the cost of investments.

An Associate is an enterprise in which the investor has significant influence and which is neither a Subsidiary nor a Joint Venture of the investor.

III The excess of cost to the Company of its investments in the subsidiary companies over its share of equity of the subsidiary companies, at the dates on which the investments in the subsidiary companies are made, is recognised as 'goodwill' being an asset in the Consolidated Financial Statements. Alternatively, where the share of equity in the subsidiary companies as on the date of investment is in excess of cost of investment of the Company, it is recognised as 'Capital reserve' and shown under the head 'Reserves and Surplus', in the consolidated financial statements.

IV Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity, subsequent to the dates of investments as stated above.

c) The following subsidiary companies are considered in the consolidated financial statements:

Sr No	Name of the Subsidiary Company	Country of incorporation	% of holding either directly or through subsidiary as at March 31, 2006	2005
	Direct Subsidiaries			
1.	Tata Daewoo Commercial Vehicle Co. Ltd	South Korea	100	100
2.	Telco Construction Equipment Company Ltd	India	60	80
3.	HV Axles Ltd	India	100	100
4.	HV Transmissions Ltd	India	100	100
5.	TAL Manufacturing Solutions Ltd	India	100	100
6.	Sheba Properties Ltd	India	100	100
7.	Concorde Motors (India) Ltd	India	100	100
8.	Tata Motors Insurance Services Limited (formerly known as Concorde Motors Ltd.)	India	100	100
9.	Tata Motors European Technical Centre plc. (w.e.f. September 1, 2005)	UK	100	-
10.	Tata Technologies Limited	India	86.91	94.60
11.	Suryodaya Capital and Finance (Bombay) Ltd (Merged with the Company w.e.f. April 1, 2005)	India	-	100
12.	Telco Dadajee Dhackjee Ltd. (Merged with the Company w.e.f. April 1, 2005)	India	-	100

Basis of Consolidation and Significant Accounting Policies (contd.)

Sr No	Name of the Subsidiary Company	Country of incorporation	% of holding either directly or through subsidiary as at March 31, 2006	2005
	Indirect Subsidiaries			
13.	Tata Technologies (Thailand), Limited (w.e.f. October 10, 2005)	Thailand	86.91	-
14.	Tata Technologies Pte. Limited, Singapore #	Singapore	86.91	-
15.	INCAT International plc.*	UK	86.91	-
16.	INCAT Limited*	UK	86.91	-
17.	INCAT SAS*	France	86.91	-
18.	INCAT GmbH*	Germany	86.91	-
19.	Cedis Mechanical Engineering GmbH (w.e.f. January 1, 2006)	Germany	86.91	-
20.	INCAT Holdings B.V.*	Netherlands	86.91	-
21.	INCAT Engineering Solutions B.V.*	Netherlands	86.91	-
22.	INCAT K.K*	Japan	86.91	-
23.	iKnowledge Solutions Inc.*	USA	86.91	-
24.	CADPO Asia Pte. Ltd*	Singapore	86.91	-
25.	Tata Technologies Sdn Bhd, Malaysia #	Malaysia	86.91	-
26.	Tata Technologies, U.S.A	USA	87.01	94.6
27.	INCAT Holdings Inc*	USA	87.01	-
28.	INCAT Systems Inc *	USA	87.01	-
29.	INCAT Financial Services Inc *	USA	87.01	-
30.	Integrated Systems Technologies de Mexico, S.A. de C.V.*	Mexico	87.01	-
31.	INCAT Solutions of Canada Inc *	Canada	87.01	-
32.	Tata Technologies Investments Pte.Ltd, Singapore *(Subsidiary holding 55 %)* #	Singapore	47.80	-

w.e.f. December 7, 2005
* w.e.f. October 3, 2005

2. Significant Accounting Policies:

a) Revenue recognition

Sales are inclusive of income from services, excise duty, export incentives and exchange fluctuations export receivables and are net of trade discount.

Revenue from software consultancy on time and materials contracts is recognised based on certification time sheet and billed to clients as per the terms of specific contracts. On fixed price contracts, revenue recognised based on milestone achieved as specified in the contracts on the proportionate completi method on the basis of the work completed. Revenue from rendering annual maintenance services recognised proportionately over the period in which services are rendered. Revenue from the SAP end us licenses is recognised on transfer of user licenses.

Revenue from fixed price construction contracts is recognised on the percentage of completion meth measured by reference to the quantum of work carried out. Revenue in respect of contracts in progress the year-end is recognised at cost plus attributable profits, where applicable, and included under "Sale Products and Services", in the Profit and Loss Account. Provision for foreseeable loss on contracts in progre is made fully.

Basis of Consolidation and Significant Accounting Policies (contd.)

b) Depreciation

i) Depreciation is provided on straight line method basis (SLM) over the estimated useful lives of the assets except for assets acquired before April 1, 1975, which are depreciated on a written down value basis. Estimated useful lives of assets are as follows:

Type of Asset	Estimated useful life (years)
Factory Building	20 to 40
Plant and Equipment	9 to 20
Computers	3 to 6
Vehicles	3 to 10
Furniture and fixtures	3 to 20
Technical know-how	2 to 10

Capital assets, the ownership of which does not vest with the Company, other than leased assets, are depreciated over the estimated period of their utility or five years, whichever is less.

Software in excess of Rs. 25,000 is amortised over a period of 60 months or on the basis of estimated useful life whichever is lower.

ii) Assets given on lease as on March 31, 2000 acquired upon merger with Tata Finance Limited are depreciated at rates specified in Schedule XIV to the Companies Act, 1956. The differences between the depreciation charge as computed using the Internal Rate of Return (IRR) implicit in the lease, to ensure capital recovery over the primary lease period, and the charge as disclosed for the year, is reflected in the lease equalization account.

iii) In respect of assets whose useful life has been revised, the unamortised depreciable amount has been charged over the revised remaining useful life.

c) Fixed Assets

i) Fixed Assets (except for building acquired on amalgamation with Telco Dadajee Dhackjee Limited which is at revalued figure) are stated at cost of acquisition or construction less accumulated depreciation / amortisation. All costs relating to the acquisition and installation of Fixed Assets are capitalised and, except for technical know-how and product development cost, include financing costs relating to borrowed funds attributable to construction or acquisition of Fixed Assets, upto the date the asset is ready for intended use, net of charges on foreign exchange contracts and adjustments arising from exchange rate variations relating to specific borrowings, where applicable, attributable to those Fixed Assets.

ii) Product development cost incurred on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets (included under Fixed Assets) and amortised over a period of 36 months to 60 months or on the basis of actual production to planned production volumes for 36 months from the commencement of commercial production.

iii) Product development costs relating to minor product enhancement, facelifts and upgrades and software cost not exceeding Rs. 25,000 are charged off to Profit and Loss Account as and when incurred.

d) Leases

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases except for those stated in (b) (ii) above, are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

Basis of Consolidation and Significant Accounting Policies (contd.)

e) Transactions in Foreign Currencies

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of t transaction. Foreign currency monetary assets and liabilities are translated at year end exchange rat Exchange differences arising on settlement of transactions and translation of monetary items are recognis as income or expense in the year in which they arise, except in respect of the liabilities for the acquisiti of Fixed Assets from a country outside India and liabilities incurred prior to April 1, 2004, where su exchange difference is adjusted in the carrying value of the fixed assets.

Premium or discount on forward contracts is amortised over the life of such contract and is recognised income or expense, except in respect of the liabilities for the acquisitions of Fixed Assets incurred prior April 1, 2004, where such amortisation is adjusted in the carrying value of the Fixed Assets. Foreign curren options are stated at market value as at year end.

On consolidation, the assets, liabilities and goodwill or capital reserve arising on the acquisition, of tl Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Incon and expenditure items are translated at the average exchange rates for the year. Exchange differenc arising are recognised in the Group's Translation Reserve classified under Reserves and Surplus.

f) Product Warranty Expenses

Product warranty expenses are scientifically determined based on past experience and estimates and a accrued in the year of sale.

g) Hire-Purchase Income / Finance Income from Lease / Income on Vehicle Loan

Finance and service charges on hire-purchase, loan contracts and finance income in respect of vehicl excavators and plant given on lease are accounted for by using the Internal Rate of Return method.

Consequently, a constant rate of return on the net outstanding amount is accrued over the period contract. The Company provides an allowance for hire-purchase and loan receivables that are in arrears f more than 11 months and 6 months respectively, to the extent of an amount equivalent to the outstandii principal and unearned finance and service charges.

h) Inventories

Inventories are valued at lower of cost and net realisable value. Cost is ascertained on a moving weight average / monthly moving weighted average basis. Cost of work-in-progress and finished goods a determined on full absorption cost basis.

Construction contracts in progress as at the year end is included under inventories and stated at cost pl attributable profits. Profit estimated and accounted in respect of work-in-progress of such contracts, is (the basis of technical and other estimates towards percentage of completion and costs to completion.

j) Retirement Benefits

Retirement benefits are dealt with in the following manner:

i The liability for superannuation (for certain employees) and gratuity is ascertained by an independe actuarial valuation. The liability so determined and contribution to Provident Fund / Superannuati Fund is provided for.

ii Provisions for incremental liability in respect of encashable privilege leave on separation and po retirement medical benefits are made as per independent actuarial valuation at the year end.

Basis of Consolidation and Significant Accounting Policies (contd.)

k) Investments

i Long term investments are stated at cost less permanent diminution in value, if any.

ii Investment in associate companies are accounted as per the 'Equity method', and accordingly, the share of post acquisition reserves of each of the associate companies has been added to / deducted from the cost of investments.

iii Current investments mainly comprising investments in mutual funds are stated at lower of cost and fair value, on a portfolio basis.

l) Taxes on Income

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of Income - tax Act, 1961.

Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

m) Redemption premium / discount on Foreign Currency Convertible Notes (FCCN)

Premium payable upon redemption of FCCN as per the terms of issue is provided fully in the year of issue by adjusting against the securities premium account (SPA). Any changes to this premium payable on account of conversion or exchange fluctuation is also adjusted in SPA. Discount on redemption of FCCN, if any, will be recognised in the profit and loss account on redemption.

n) Business Segments

The Group's reportable operating segment consists of Automotive and Others.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions, and software operations.

Segment revenues, expenses and results include transfer between business segments. Such transfers are undertaken either at competitive market prices charged to unaffiliated customers for similar goods or at contracted rates. These transfers are eliminated on consolidation.

o) Miscellaneous Expenditure (to the extent not written off or adjusted)

Costs under individual Employee Separation Schemes are amortised over periods between 24 to 84 months depending upon the estimated future benefit.

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Accou

"14"[Item No. 15]

(Rs. in cror

		As at March 31, 2006	As March 20
(A)	**Notes to Balance Sheet**		
1. (a)	Claims against the Company not acknowledged as debts	**254.50**	453
(b)	Provision not made for income tax matters in dispute	**283.41**	115
(c)	The counter claim made by a party upon termination of distributorship arrangement by the Company (GBP 4.432 Million)	**34.31**	36
(d)	Liquidated damages retained by customers under negotiations for waiver	**0.72**	
2.	The claims / liabilities in respect of other matters where the issues were decided in favour of the Company for which the department of sales tax and excise is in further appeal	**18.08**	143
3.	Estimated amount of contracts remaining to be executed on capital account and not provided for	**1,182.04**	558
4.	Other money for which the Company is contingently liable:		
(a)	In respect of bills discounted and export sales on deferred credit	**687.43**	396
(b)	The company has given guarantees for liability in respect of receivables assigned by way of securitisation	**131.47**	0
(c)	Cash Margin / Collateral	**279.32**	76
(d)	In respect of retained interest on securitisation transactions	**48.25**	68
(e)	In respect of subordinated receivables	**45.83**	
(f)	Others	**6.41**	4

5. Pursuant to the Scheme of Arrangement, stamp duty is payable on conveyance of properties in favour of Concorde Mot (India) Limited (CMIL), a subsidiary company, CMIL is in the process of completing the formalities for the same. It is not possil to quantify the amount of duty payable, and adjustments, as and when effected, will be done in the cost of land and buildin

6. (a) Major components of deferred tax arising on account of timing differences are:

	As at March 31, 2006	As March 20
Liabilities:		
Depreciation	**(690.30)**	(674.
Reserves for Research and Development Expenses	**(178.53)**	(73.
Others	**(11.63)**	(23.
	(880.46)	(771.
Assets:		
Unabsorbed depreciation / business Loss	**5.98**	15
Employees separation schemes	**15.10**	18
Provision for doubtful debts	**80.49**	40
Others	**102.10**	75
	203.67	151
Net Deferred Tax Liability	**(676.79)**	(620.

		2005-06	2004-
(b)	**Deferred Tax charge for the year**		
	Opening Deferred Tax Liability	**620.54**	533
	Add:- Net Deferred Tax balance taken over upon merger of Tata Finance Ltd (net of amount transferred to General Reserve)	**(85.01)**	
	Add:- Net Deferred Tax balance taken over upon acquisition of INCAT Ltd	**(1.23)**	
	Add:- Net Deferred Tax on merger of Tata Motors Insurance Services Limited's (formerly known as Concorde Motors Limited) sales and service division with Concorde Motors (India) Limited adjusted to Opening Reserve	**-**	0.
	Add:- Translation impact on opening balances in respect of foreign subsidiaries	**0.38**	0.
		534.68	534.
	Less: Closing Deferred Tax Liability	**(676.79)**	(620.
	Deferred Tax charge for the year	**(142.11)**	(86.
(c)	**Tax expense [Item 10, Page 93]**		
	a) Income tax	**473.82**	404
	b) Fringe benefit tax	**24.07**	
	c) Deferred tax	**142.11**	86
		640.00	490

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Account

"14"[Item No. 15] (contd.)

(A) Notes to Balance Sheet (contd.)

	As at March 31, 2006	(Rs. in crores) As at March 31, 2005
7. (A) **Disclosure in respect of finance leases:**		
(i) **Assets given on Lease:**		
(a) (i) Total gross investment in the leases	**86.67**	332.20
Total gross investment in the leases for a period:		
Not later than one year	**44.57**	217.68
Later than one year and not later than five years	**42.10**	114.52
(ii) Present value of the minimum lease payments receivables	**83.63**	298.46
Present value of the minimum lease payments receivable for a period:		
Not later than one year	**42.43**	193.49
Later than one year and not later than five years	**41.20**	104.97
(b) Unearned finance income	**3.04**	33.74
(c) The accumulated provision for the uncollectible minimum lease payments receivable	**21.80**	4.75
(d) A general description of significant leasing arrangements - Finance lease and hire-purchase agreements: The Group has given own manufactured vehicles, and machines and equipment on hire-purchase / lease. The contingent lease rentals is based on bank interest rate and depreciation in respect of the assets given on lease.		
(ii) **Assets taken on lease:**		
(a) (i) Total of minimum lease payments	**0.73**	5.03
The total of minimum lease payments for a period :		
Not later than one year	**0.42**	2.01
Later than one year and not later than five years	**0.31**	3.02
(ii) Present value of minimum lease payments	**0.68**	4.40
Present value of minimum lease payments for a period :		
Not later than one year	**0.39**	1.66
Later than one year and not later than five years	**0.29**	2.74
(b) A general description of the significant leasing arrangements : The Group has taken machines and equipment on lease. The contingent lease rental is based on State Bank Medium Term Lending Rate and the depreciation rate under Income-tax Act, 1961 in respect of assets taken on lease. The assets are under renewable secondary lease.		
(B) **Disclosure in respect of operating leases:**		
Assets taken on lease:		
(a) Total of minimum lease payments	**24.57**	7.93
The total of minimum lease payments for a period :		
Not later than one year	**9.25**	7.55
Later than one year and not later than five years	**15.32**	0.38
(b) Lease payments recognised in the statement of profit and loss for the year	**13.29**	11.34
(c) A general description of significant leasing arrangements - The company has entered into operating lease arrangements for computers and office equipment from various vendors.		

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Accou

"14" [Item No.15] (contd.)

(A) Notes to Balance Sheet (contd.)

8. **Related party disclosures for the year ended March 31, 2006**

A) Related Party and their relationship

Associates

Tata AutoComp Systems Ltd
Tata Cummins Ltd
Tata Precision Industries Pte. Ltd
Tata Engineering Services Pte. Ltd *(Due to Common Key Management Personnnel)*
Nita Company Ltd
Tata Sons Ltd *(Investing Party)*
Hispano Carrocera, S. A
TSR Darashaw Ltd
Tata Securities Private Ltd
Niskalp Investments and Trading Co. Ltd *(upto January 20, 2006)*

Key Management Personnnel

Mr. Ravi Kant
Mr. Praveen P Kadle
Dr. V Sumantran *(upto August 24, 2005)*

In Subsidiary Companies :

Mr. L K Pahwa
Mr. Shyam Maller
Mr. Ranveer Sinha
Mr. M L Bapna
Mr. P K Mahtha
Mr. S C Singha
Mr. V N Sharma
Mr. P R McGoldrick
Dr. Clive Hickman

(Rs. in cro

B) Transactions with the related parties

	Associates	Key Management Personnel	2005- Tot
Purchase of goods	**1255.03**	-	**1255.**
	947.78	-	947.
Sale of goods (inclusive of sales tax)	**96.70**	-	**96.**
	166.26	-	166.
Purchase of fixed assets	**18.00**	-	**18.**
	9.61	-	9.
Services received	**53.96**	**8.20**	**62.**
	34.80	5.12	39.
Services rendered	**4.57**	-	**4.**
	3.55	-	3.
Finance given (including loans and equity)	-	-	
	95.66	-	95.
Finance taken (including loans and equity)	**8.12**	**3.65**	**11.**
	-	-	
Purchase of investments	**8.17**	-	**8.1**
	-	-	
Interest / Dividend paid/(received)	**75.66**	**0.05**	**75.**
	3.28	-	3.
Amount receivable	**10.20**	-	**10.**
	15.64	-	15.
Bills discounted (in respect of amount receivable)	**1.19**	-	**1.1**
	10.18	-	10.1
Amount payable	**61.77**	-	**61.**
	50.66	-	50.
Amount receivable (in respect of loans)	**39.47**	**0.36**	**39.**
	39.66	0.45	40.1

C) Disclosure in respect of material transactions with a related parties

		2005-06	2004-
i) Purchase of goods	Tata Cummins Ltd	**1053.70**	947.
	Tata AutoComp System Ltd	**200.28**	
ii) Sale of goods	Tata Cummins Ltd	**92.58**	99.
iii) Purchase of fixed assets	Hispano Carrocera, S. A	**18.00**	9.
iv) Services received	Tata Sons Ltd	**44.37**	25.
v) Services rendered	Tata Cummins Ltd	**3.65**	3.
vi) Finance taken including Loan and Equity	Tata Engineering Services Pte. Ltd, Singapore	**8.12**	
	Mr. P R McGoldrick	**3.65**	
vii) Purchase of investments	Tata Engineering Services Pte. Ltd, Singapore	**8.17**	
viii) Interest/Dividend paid/(received)			
Dividend paid	Tata Sons Limited	**99.14**	31.
Dividend received	Tata Cummins Ltd	**(7.20)**	(18.0
Dividend received	Tata Sons Limited	**(9.16)**	(7.4
Interest received	Niskalp Investment & Trading Company Ltd	**(4.29)**	
Interest received	Hispano Carrocera, S. A	**(1.40)**	

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Account

"14" [Item No. 15] (contd.)

(A) Notes to Balance Sheet (contd.)

9. **Consolidated Segment Information for the year ended March 31, 2006**

(Rs. in crores)

(A) Primary segment

	Automotive	Others	Inter Segment Eliminations	Total
a) Revenue				
External sales and other income	**22107.08**	**1611.09**	**-**	**23718.17**
	18590.55	942.29	-	19532.84
Inter segment sales and other income	**34.11**	**195.71**	**(229.82)**	**-**
	27.16	141.44	(168.60)	-
Total Revenue	**22141.19**	**1806.80**	**(229.82)**	**23718.17**
	18617.71	1083.73	(168.60)	19532.84
b) Segment results before interest, exceptional items and tax	**2189.40**	**170.13**	**(0.71)**	**2358.82**
	1809.39	90.44	(4.31)	1895.52
c) i) Income from investments				**243.55**
				133.94
ii) Interest expenses (net)				**(246.01)**
				(169.66)
iii) Exceptional item				**(7.38)**
				(11.71)
d) Profit before tax				**2348.98**
				1848.09
Tax expense				**(640.00)**
				(490.62)
e) Profit after tax				**1708.98**
				1357.47
f) Segment sssets	**15414.41**	**1160.95**	**(203.62)**	**16371.74**
	12031.08	790.18	(135.15)	12686.11
g) Segment liabilities	**6967.24**	**463.44**	**(45.50)**	**7385.18**
	6346.84	288.05	(16.20)	6618.69
h) Other information				
i) Depreciation	**578.05**	**45.26**	**-**	**623.31**
	503.98	26.53	0.50	531.01
ii) Amortisation of deferred revenue expenditure	**-**	**0.02**	**-**	**0.02**
	-	2.93	-	2.93
iii) Capital expenditure	**1418.64**	**45.63**	**(0.93)**	**1463.34**
	946.98	25.87	(3.94)	968.91
j) Segment assets exclude:				
i) Goodwill (on consolidation)				**412.21**
				51.62
ii) Investments				**1261.50**
				2126.36
iii) Advance Tax (net)				**287.84**
				69.88
iv) Miscellaneous expenditure (to the extent not written off or adjusted)				**13.91**
				21.69
v) Interest accrued on Investments				**6.49**
				6.13
				1981.95
				2275.68

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Accou

"14" [Item No. 15] (contd.)

(A) Notes to Balance Sheet (contd.)

9. **Consolidated Segment Information for the year ended March 31, 2006 (contd.)** **(Rs. in cro**

Primary segment (contd.)

k) **Segment Liabilities exclude:**

i)	Minority interest	**173.** 63.
ii)	Loans secured	**881.** 576.
iii)	Loans unsecured	**2497.** 2137.
iv)	Deferred tax liability	**676.** 620.
v)	Proposed dividend and tax thereon	**576.** 521.
vi)	Interest / commitment charges accrued on loans but not due	**19.** 19.
vii)	Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956 not due	**11.** 6.
		4837. 3945.

(B) Secondary segment	**Within India**	**Outside India**	**To**
Revenue from external customers	**19622.97** 16842.43	**4095.20** 2690.41	**23718.** 19532.
Carrying amount of segment assets	**14167.29** 10155.16	**2204.45** 2530.95	**16371.** 12686.
Cost to acquire tangible and intangible fixed assets	**1393.09** 930.05	**70.25** 38.86	**1463.** 968.

"14" [Item No. 20]

(B) Notes to the profit and loss account :

			2005-06		200	5
(1) Interest :						
	(i)	Discounting charges (net)	**164.98**		14	8
	(ii)	Others	**147.66**		9	4
				312.64	23	2
Less :	(i)	Transferred to Capital Account	**3.00**			6
	(ii)	Interest received on bank and other accounts	**63.63**		€	0
				66.63	€	6
				246.01	1€	6

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Account

(B) Notes to the Profit and Loss Account : (contd.) **"14" [Item No. 20]**

(Rs. in crores)

			2005-06	2004-05
(2)	Earnings Per Share:			
(a)	Profit for the year	Rs. crores	**1728.09**	1385.34
(b)	The weighted average number of Ordinary Shares for Basic EPS	Nos	**376,804,863**	359,837,353
(c)	The nominal value per Ordinary Share	Rupees	**10.00**	10.00
(d)	Earnings Per Share (Basic)	Rupees	**45.86**	38.50
(e)	Profit for the year for Basic EPS	Rs. crores	**1728.09**	1385.34
	Add: Interest payable on outstanding Foreign Currency Convertible Notes	Rs. crores	**10.18**	9.05
(f)	Profit for the year for Diluted EPS	Rs. crores	**1738.27**	1394.39
(g)	The weighted average number of Ordinary Shares for Basic EPS	Nos	**376,804,863**	359,837,353
(h)	Add: Adjustment for Options relating to warrants, fractional coupons and Foreign Currency Convertible Notes	Nos	**26,042,196**	26,719,121
(j)	The weighted average number of Ordinary Share for Diluted EPS	Nos	**402,847,059**	386,556,474
(k)	Earnings Per Share (Diluted)	Rupees	**43.15**	36.07
(3) (a)	Product warranty			
	Opening balance		**177.87**	159.23
	Add: Provision for the year (net) (2004-05 including additional provision for earlier years)		**175.63**	185.39
	Less: Payments / debits (net of recoveries from suppliers)		**(175.25)**	(166.75)
	Closing balance		**178.25**	177.87
	The provision is expected to be utilised for settlement of warranty claims within a period of 2 to 3 years.			
(b)	Premium on redemption of Foreign Currency Convertible Notes (FCCN)			
	Opening balance		**293.60**	1.53
	Add: Provisions for the year*		**-**	292.07
	Foreign currency exchange difference		**5.87**	-
	Less: Reversal due to conversion of FCCN		**(1.27)**	-
	Closing balance		**298.20**	293.60

* Consequent to Accounting Standard 29 becoming applicable from April 1, 2004, the premium payable on redemption of FCCN was fully provided and debited to Securities Premium Account (SPA) in the year 2004-05 as against the past practice of providing on pro-rata basis and debiting to SPA. As a result, the debit to SPA was higher by Rs. 253.09 crores in the year 2004-05.

(4) The additional disclosure as required by AS 7 (Revised) on Construction Contracts are as follows:

a) Contracts in progress is net of progress billings on customers of **Rs.29.59 crores** (as at March 31, 2005 Rs. Nil)

b) Advance received is **Rs. 5.76 crores** (as at March 31, 2005 Rs. Nil)

c) Retention money is **Rs. 3.63 crores** (as at March 31, 2005 Rs. Nil)

d) Contract revenue recognised as revenue during the year is **Rs. 48.52 crores** (2004-05 Rs. 41.56 crores)

(5) The share of profit / (loss) in respect of investments in associate companies include the figures which are considered as per the unaudited financial statements / profit and loss account for the year ended March 31, 2006, as per the details given below :

Name of the Associate	**Share of Profit / (Loss) upto March 31, 2006**	**Profit / (Loss) for the year ended March 31, 2006**
Tata AutoComp Systems Ltd	**10.28**	**12.86**
Telcon Ecoroad Resurfaces Private Ltd	**(0.78)**	**(0.56)**
Tata Securities Ltd	**2.04**	**1.20**
TSR Darashaw Ltd *(formerly known as Tata Share Registry Ltd)*	**0.61**	**0.70**
Hispano Carrocera, S. A	**(2.34)** *	**(1.48)** *
Tata Precision Industries Pte. Ltd	**(3.11)** *	**-** *
	6.70	**12.72**

* The share of loss restricted to carrying cost of investment.

Schedules forming part of the Consolidated Balance Sheet and Profit and Loss Accou

"14"[Item No. 20] (contd.)

(C) Other notes:

(1) In terms of the Scheme of Amalgamation (Scheme) sanctioned by order dated June 28, 2005, of Hon'ble High Court Judicature at Mumbai, Tata Finance Ltd. (TFL) whose core business is providing finance for commercial vehicles, motor c and construction equipment has been amalgamated with the Company with effect from April 1, 2005.

In accordance with the said Scheme:

i the Authorised Share Capital of the Company has been increased to Rs.4,10,00,00,000 divided into 41,00,00,0 Ordinary Shares of Rs. 10 each.

ii the assets, liabilities, rights and obligations of TFL have been vested in the Company with effect from 1st April, 20 and have been recorded at their respective carrying values under the pooling of interest method of accounting amalgamation after making adjustments to ensure uniform set of accounting policies as stated in 1 (iv) below.

iii 1,45,04,949 Equity shares of Rs.10 each of the Company were issued as fully paid-up to the holders of 18,13,11,8 Equity Shares of TFL, in the ratio of 8 shares of the Company of Rs.10 each for every 100 shares of TFL of Rs.10 ea without payment being received in cash.

iv the debit balance of Rs. 104.75 crores remaining in the Profit and Loss Account of TFL has been transferred to Gene reserves and an amount of Rs. 20.47 crores (net of deferred tax), has been adjusted to the General reserves to ens uniform set of accounting policies, in respect of some of the items of TFL.

v the reserves of TFL have been incorporated in the Company's books of account as reduced by Rs. 59.93 crores towa cost of investments of the Company in the Equity Shares of TFL.

vi the Preference Share Capital of TFL of Rs.150 crores has been fully adjusted against the investments of the Comp in the said Capital.

vii the difference of Rs.185.30 crores between the amounts recorded as Equity Share Capital to be issued to shareholders and the amount of the Equity Share Capital of TFL has been credited to the General reserves of Company.

viii Arrears of dividend on cumulative preference shares of TFL has been provided from the brought forward profits of Company.

(2) In terms of the Scheme of Amalgamation (Scheme) sanctioned by order dated June 29, 2005, of Hon'ble High Court Judicature at Mumbai, Telco Dadajee Dhackjee Ltd (TDDL) and Suryodaya Capital Finance (Bombay) Ltd (SCFL) which w 100% subsidiary of the Company as on March 31, 2005 have been amalgamated with the Company with effect from A 1, 2005.

In accordance with the said Scheme:

i the credit balance of Rs. 0.66 crore remaining in the Profit and Loss Account of TDDL and the debit balance of Rs. (crore of SCFL has been transferred to General reserves of the Company.

ii the Revaluation reserves of Rs. 26.82 crores has been recorded in the Company's books in the same form.

iii the difference of Rs. 33.82 crores between the amount of net assets acquired and the cost of investment has b debited to the General reserves of the Company.

(3) Tata Technologies Inc., USA, an indirect subsidiary of the Company acquired during the year INCAT International (INCAT), a UK based company engaged in the business of Product Lifecycle Management, engineering and design software and infrastructure services and solutions, rendering services principally to the automotive, aerospace and dur goods manufacturing industries.

(4) The Company held 35.59% of the issued share capital of Niskalp Investments and Trading Company Limited upto Janu 20, 2006. This investment has not been accounted for as an associate as per AS-23, as the management had intention sell it off and it has been sold on January 20, 2006.

(5) The financial results for the year ended March 31, 2006 include the results of the operations of erstwhile TFL for the pe April 1, 2005 to March 31, 2006, of INCAT International Plc. (INCAT) for the period October 3, 2005 to March 31, 2006, Technologies (Thailand) Ltd. (TTL Thailand) for the period October 10, 2005 to March 31, 2006, and Tata Technologies Ltd, Singapore (TTPL) for the period December 7, 2005 to March 31, 2006. The comparative figures for the year ended M 31, 2005, do not include the result of the operations of TFL, INCAT, TTL Thailand and TTPL Singapore and as such, financial results for the year ended March 31, 2006, are not comparable to this extent.

(6) Previous period's figures have been re-grouped where necessary.

(7) Current period figures are shown in bold prints.

Details of Subsidiary Companies

Rs. in crores

Sr. No.	Name of the Subsidiary Company	Reporting Currency#	Capital (including advances towards capital where applicable)	Reserves and Surplus (adjusted for debit balance in P & L Account, where applicable)	Total Assets (Fixed Assets + Current Assets + Misc. Exp.)	Total Liabilities and Provisions (Debts + Current Liabilities + Def tax Liability+ Provisions)	Investments	Total Income (including excise duty where applicable)	Profit/ (Loss) Before Tax	Provision for Tax/ (Write Back)	Profit/ (Loss) after Tax	Proposed Dividend and Tax thereon (including preference dividend where applicable)
1	Tata Daewoo Commercial Vehicle Co. Ltd. (TDCV)	KRW	68.04	713.46	1278.34	497.48	0.64	1646.66	80.97	20.22	60.75	-
2	Telco Construction Equipment Company Limited	INR	100.00	174.16	720.08	449.55	3.63	1304.79	136.76	49.92	86.84	28.51
3	Tata Technologies Limited	INR	34.90	244.70	130.41	60.00	209.19	217.37	15.95	5.67	10.28	5.09
4	TAL Manufacturing Solutions Limited	INR	65.00	(18.59)	104.33	57.92	-	113.19	5.02	0.36	4.66	-
5	HV Axles Limited	INR	45.00	101.55	142.61	62.46	66.40	143.90	69.29	23.02	46.27	17.96
6	HV Transmissions Limited	INR	40.00	55.60	138.05	57.34	14.89	127.69	45.53	15.46	30.07	15.96
7	Sheba Properties Limited	INR	75.00	22.48	59.11	37.02	75.39	11.44	8.07	0.93	7.14	-
8	Concorde Motors(India) Limited	INR	26.80	11.97	82.51	43.74	-	468.47	11.42	4.04	7.38	3.34
9	Tata Motors Insurance Services Limited (formerly known as Concorde Motors Limited)	INR	0.50	0.82	1.47	0.15	-	1.18	0.90	0.09	0.81	-
10	Tata Motors European Technichal Centre plc.	GBP	3.88	(0.44)	12.72	9.28	-	9.62	0.57	1.01	(0.44)	-
11	TATA Technologies USA	USD	179.79	(422.60)	23.14	284.37	18.42	70.84	(9.93)	(2.77)	(7.16)	-
12	INCAT International Plc	GBP	1.89	40.05	17.61	10.08	34.41	315.30	10.52	4.25	6.27	73.38
13	INCAT Holdings Inc	USD	4.46	36.44	1.67	47.51	86.74	-	(0.89)	0.14	(1.03)	-
14	INCAT Systems Inc	USD	4.74	64.91	124.74	55.78	0.70	212.86	14.23	6.34	7.89	-
15	INCAT Financials Services Inc	USD	-	16.44	16.44	-	-	-	-	-	-	-
16	iKnowledge Solutions	USD	*	1.86	7.72	7.29	1.43	6.78	(1.84)	(0.51)	(1.34)	-
17	Integrated Systems Technologies de Mexico SA de SV	USD	-	2.65	4.34	1.69	-	5.32	0.70	0.21	0.50	-
18	INCAT Solutions of Canada Inc	USD	*	1.21	1.45	0.23	-	1.13	(0.47)	(0.22)	(0.25)	-
19	INCAT Limited UK	GBP	0.08	9.75	38.88	29.05	-	55.00	2.69	(0.79)	3.48	-
20	INCAT GmbH	EURO	0.88	10.01	18.21	7.32	-	20.12	0.33	0.13	0.20	-
21	INCAT SAS	EURO	0.38	0.34	9.50	9.02	0.24	17.96	0.55	0.21	0.34	-
22	INCAT KK Japan	YEN	1.14	(1.07)	3.07	2.99	-	1.66	(0.29)	-	(0.29)	-
23	INCAT Holdings BV	EURO	0.10	-	1.33	1.24	*	0.01	0.05	0.01	0.04	-
24	INCAT Engineering Solutions BV	EURO	0.10	(0.73)	3.21	3.84	-	5.72	0.38	-	0.38	-
25	CADPO Asia Ltd.	SGD	0.81	(1.26)	1.32	1.77	-	4.10	0.08	-	0.08	-
26	CEDIS Mechanical Engineering GmbH	EURO	0.41	2.48	5.05	2.16	-	3.93	(0.47)	(0.13)	(0.34)	-
27	TATA Technologies (Thailand) Ltd.	BHAT	1.20	(1.28)	1.13	1.21	-	0.24	(1.28)	-	(1.28)	-
28	TATA Technologies Pte Ltd.	SGD	234.02	194.87	431.05	2.16	-	7.74	0.65	-	0.65	-
29	TATA Technologies Investements Pte Ltd.	SGD	*	15.37	15.38	*	-	-	(0.31)	-	(0.31)	-
30	TATA Technologies Sdn Bhd	RM	*	(0.07)	*	0.07	-	-	*	-	*	-

The financials statements of subsidiaries whose reporting currency are other than INR are converted into Indian Rupees on the basis of appropriate exchange rate.

* Represents amounts less than Rs. 50,000/-.

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

Sr. No.	Name of the subsidiary	Financial year of the subsidiary ended on	Shares of the subsidiary held by the company directly or through its subsidiary company on March 31, 2006		Net aggregate amount of profit / (loss) of the subsidiary for the financial year of the subsidiary so far as they concern members of the Company:		Net aggregate amount of profits / (losses) for previous financial years of the subsidiary, since it became a subsidiary so far as they concern members of the Company:	
			Number and face value	Extent of holding (%)	Dealt with in the accounts of the Company for the year ended 31st March, 2006	Not dealt with in the accounts of the Company for the year ended 31st March, 2006	Dealt with in the accounts of the Company for the year ended 31st March 2006	Not dealt with in the accounts of the Company for the year ended 31st March 2006
1	Tata Daewoo Commercial Vehicle Co. Ltd.	March 31, 2006	3,016,060 ordinary shares of KRW 5,000 each fully paid up	100.00	Nil	607,474,003	Nil	56,215,944
2	Telco Construction Equipment Company Limited	March 31, 2006	60,000,000 ordinary shares of Rs.10/- each fully paid up	60.00	Nil	521,030,935	160,000,000	173,823,000
3	Tata Technologies Limited	March 31, 2006	30,300,600 ordinary shares of Rs 10/ each fully paid up	86.91	Nil	89,336,514	188,007,298	101,208,157
4	TAL Manufacturing Solutions Limited	March 31, 2006	65,000,000 ordinary shares of Rs. 10/ each fully paid up	100.00	Nil	46,602,894	Nil	(232,524,949)
5	HV Axles Limited	March 31, 2006	45,000,000 ordinary shares of Rs.10/- each fully paid up	100.00	Nil	462,684,540	202,500,000	494,276,000
6	HV Transmissions Limited	March 31, 2006	40,000,000 ordinary shares of Rs.10/- each fully paid up	100.00	Nil	300,729,315	180,000,000	350,834,000
7	Sheba Properties Limited	March 31, 2006	7,500,000 ordinary shares of Rs.10/- each fully paid up	100.00	Nil	71,449,066	117,070,233	153,376,776
8	Concorde Motors (India) Limited	March 31, 2006	2,448,120 Ordinary share of Rs. 10/- each fully paid up	100.00	Nil	73,805,029	9,529,281	77,115,118
9	Tata Motors Insurance Services Limited (formerly known as Concorde Motors Limited).	March 31, 2006	5,00,000 Ordinary shares of Rs. 10/- each fully paid up	100.00	Nil	8,048,224	-	154,311
10	Tata Motors European Technichal Centre plc.	March 31, 2006	5,00,000 Ordinary shares of GBP 1 each fully paid up	100.00	Nil	(4,424,070)	-	NA
11	Tata Technologies Pte Limited*	March 31, 2006	84,960,000 Ordinary shares of SGD 1 each fully paid	86.91	Nil	5,551,224	NA	NA
12	Tata Technologies Investments Pte Limited, Singapore*	March 31, 2006	1,000 Ordinary shares of SGD 1 each fully paid	47.80	Nil	(1,461,735)	NA	NA
13	Tata Technologies Sdn Bhd, Malaysia*	March 31, 2006	4 Ordinary shares of RM 1 each fully paid	86.91	Nil	(19,858)	NA	NA
14	Tata Technologies (Thailand) Limited*	March 31, 2006	208,400 ordinary shares at 50 Baht each	86.91	Nil	(10,836,049)	NA	NA
15	Tata Technologies, USA*	March 31, 2006	157,900 shares of class A common stock and 840,000 shares of class B common stock	87.01	Nil	(62,310,039)	Nil	(12,962,026)
[illegible]	INCAT International Plc Ltd.*	March 31, 2006	24,275,000 Ordinary shares of	86.91	Nil	55,203,869	NA	NA

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies (contd.)

Sr. No.	Name of the subsidiary	Financial year of the subsidiary ended on	Shares of the subsidiary held by the company directly or through its subsidiary company on March 31, 2006		Net aggregate amount of profit / (loss) of the subsidiary for the financial year of the subsidiary so far as they concern members of the Company:		Net aggregate amount of profits / (losses) for previous financial years of the subsidiary, since it became a subsidiary so far as they concern members of the Company:	
			Number and face value	Extent of holding (%)	Dealt with in the accounts of the Company for the year ended 31st March, 2006	Not dealt with in the accounts of the Company for the year ended 31st March, 2006	Dealt with in the accounts of the Company for the year ended 31st March 2006	Not dealt with in the accounts of the Company for the year ended 31st March 2006
17	INCAT Limited UK*	March 31, 2006	10,000 Ordinary shares of GBP 1 each fully paid	86.91	Nil	30,595,036	NA	NA
18	INCAT Holdings Inc*	March 31, 2006	100 shares of no par value	87.01	Nil	(9,058,098)	NA	NA
19	INCAT Systems Inc*	March 31, 2006	2,000 shares of no par value	87.01	Nil	69,090,501	NA	NA
20	INCAT Financial Services Inc*	March 31, 2006	100 shares of no par value	87.01	Nil	-	NA	NA
21	INCAT Solutions of Canada Inc*	March 31, 2006	1 shares of no par value	87.01	Nil	(2,167,533)	NA	NA
22	Integrated Systems de Mexico, S.A. de C.V.*	March 31, 2006	1 share of no par value	87.01	Nil	4,336,038	NA	NA
23	i Knowledge solutions Inc.*	March 31, 2006	31,400 shares of no par value	86.91	Nil	(11,699,431)	NA	NA
24	CADPO Asia Ltd*	March 31, 2006	100,000 Ordinary shares of SGD 1 each fully paid	86.91	Nil	687,583	NA	NA
25	INCAT GmbH*	March 31, 2006	163,000 shares of no par value	86.91	Nil	1,750,772	NA	NA
26	INCAT SAS*	March 31, 2006	NA	86.91	Nil	2,970,032	NA	NA
27	INCAT KK Japan*	March 31, 2006	300 shares of Yen 100,000	86.91	Nil	(2,572,831)	NA	NA
28	INCAT Holdings BV*	March 31, 2006	40 Ordinary shares of EURO 453,775 each fully paid	86.91	Nil	355,061	NA	NA
29	INCAT Engineering Solution BV*	March 31, 2006	18,000 Ordinary shares of EURO 1 each fully paid	86.91	Nil	3,263,496	NA	NA
30	Cedis Mechanical Engineering GmbH*	March 31, 2006	NA	86.91	Nil	(2,939,539)	NA	NA

* By virtue of Section 4 (1) (c) of the Companies Act, 1956, these are subsidiary of the Company.

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
S M PALIA
Directors

RAVI KANT
Managing Director

PRAVEEN P KADLE
Executive Director
H K SETHNA
Company Secretary

Mumbai, May 19, 2006

FINANCIAL STATISTICS

	CAPITAL ACCOUNTS (Rs. in lakhs)						REVENUE ACCOUNTS (Rs. in lakhs)						RATIOS		
Year	Capital	Reserves and Surplus	Borro-wings	Gross Block	Depre-ciation	Net Block	Turn-over	Depri-ciation	Profit/ (Loss) Before Taxes	Taxes	Profit/ (Loss) After Taxes	Divi-dend	PAT to Sales	Earnings Per Share (Basic)* (Rs.)	Net W Pe Sha (Rs
1945-46	100	1	—	31	2	29	12	2	1	0	1	0	8.3%	0.07	
1949-50	200	11	94	233	44	189	167	15	11	5	6	0	3.6%	0.03	
1953-54	500	27	412	731	270	461	321	97	3	0	3	0	0.9%	0.11	
1954-55	627	27	481	792	303	489	445	35	0	0	0	0	0.0%	0.00	
1955-56	658	120	812	1010	407	603	1198	105	125	32	93	59	7.8%	1.32	
1956-57	700	149	1382	1352	474	878	2145	70	116	27	89	44	4.1%	1.64	
1957-58	700	117	1551	1675	668	1007	2694	129	99	6	93	52	3.5%	1.72	
1958-59	1000	206	1245	2050	780	1270	2645	113	155	13	142	56	5.4%	1.68	
1959-60	1000	282	1014	2201	940	1261	2825	161	222	93	129	108	4.6%	1.50	
1960-61	1000	367	1263	2593	1118	1475	3735	180	313	122	191	126	5.1%	2.26	
1961-62	1000	432	1471	2954	1336	1618	4164	220	378	188	190	124	4.6%	2.28	
1962-63	1000	450	1758	3281	1550	1731	4364	223	327	185	142	124	3.3%	1.68	
1963-64	1198	630	2470	3920	1802	2118	5151	260	404	200	204	144	4.0%	1.97	
1964-65	1297	787	3275	4789	2144	2645	6613	345	479	208	271	157	4.1%	2.39	
1965-66	1640	995	3541	5432	2540	2892	7938	398	477	189	288	191	3.6%	2.20	
1966-67	1845	1027	4299	6841	3039	3802	9065	505	620	192	428	235	4.7%	2.80	
1967-68	1845	1121	5350	7697	3608	4089	9499	572	395	66	329	235	3.5%	2.10	
1968-69	1845	1295	5856	8584	4236	4348	10590	630	582	173	409	235	3.9%	2.66	
1969-70	1845	1333	6543	9242	4886	4356	9935	662	274	0	274	221	2.8%	1.72	
1970-71	1845	1516	6048	10060	5620	4440	13624	749	673	270	403	251	3.0%	2.49	
1971-72	1949	2020	6019	10931	6487	4444	15849	758	885	379	506	273	3.2%	3.04	
1972-73	1949	2194	5324	12227	7491	4736	15653	820	832	360	472	266	3.0%	2.87	
1973-74	1949	2394	6434	13497	8471	5026	16290	902	1007	450	557	180	3.4%	3.43	
1974-75	1949	2827	9196	15838	9593	6245	22510	1134	677	136	541	266	2.4%	3.32	
1975-76	2013	3691	9399	18642	10625	8017	27003	1054	855	91	764	276	2.8%	4.60	
1976-77	2328	3833	11816	20709	11685	9024	28250	1145	1056	0	1056	323	3.7%	5.38	
1977-78	2118	4721	11986	22430	12723	9707	28105	1101	1044	0	1044	313	3.7%	5.37	
1978-79	3151	5106	11033	24900	13895	11005	37486	1200	1514	0	1514	467	4.0%	5.36	
1979-80	3151	6263	17739	28405	15099	13306	44827	1300	1762	0	1762	605	3.9%	5.96	
1980-81	3151	8095	15773	33055	16496	16559	60965	1616	2437	0	2437	605	4.0%	8.27	
1981-82	4320	10275	25476	38819	18244	20575	79244	1993	4188	0	4188	839	5.3%	10.18	3
1982-83	4226	12458	23361	43191	20219	22972	86522	2187	3481	460	3021	827	3.5%	7.34	
1983-84	5421	14103	25473	46838	23078	23760	85624	2923	2163	235	1928	923	2.3%	3.61	37
1984-85	5442	15188	30226	52819	26826	25993	93353	3895	2703	390	2313	1241	2.5%	4.32	
1985-86	5452	16551	44651	61943	29030	32913	102597	3399	1832	215	1617	1243	1.6%	3.00	
1986-87	5452	15886	53476	68352	30914	37438	119689	2157	293	0	293	552	0.2%	0.51	
1987-88	6431	17491	44406	75712	34620	41092	140255	3822	3205	510	2695	1356	1.9%	4.25	38
1988-89	10501	30740	32396	83455	38460	44995	167642	4315	8513	1510	7003	2444	4.2%	6.74	40
1989-90	10444	37870	48883	91488	43070	48418	196910	4891	14829	4575	10254	3126	5.2%	9.87	
1990-91	10387	47921	48323	100894	48219	52675	259599	5426	23455	9250	14205	4154	5.5%	13.69	
1991-92	11765	61863	105168	123100	54609	68491	317965	6475	20884	7800	13084	4389	4.1%	12.45	6
1992-93	12510	64207	144145	153612	61710	91902	309156	7456	3030	26	3004	3642	1.0%	2.47	
1993-94	12867	70745	141320	177824	70285	107539	374786	9410	10195	20	10175	5020	2.7%	7.91	
1994-95	13694	128338	115569	217084	81595	135489	568312	11967	45141	13246	31895	8068	5.6%	23.29	1
1995-96	24182	217400	128097	294239	96980	197259	790967	16444	76072	23070	53002	14300	6.7%	21.92	1
1996-97	25588	339169	253717	385116	117009	268107	1012843	20924	100046	23810	76236	22067	7.5%	29.79	1
1997-98	25588	349930	330874	487073	141899	345174	736279	25924	32880	3414	29466	15484	4.0%	11.52	1
1998-99	25590	350505	344523	569865	165334	404531	659395	28132	10716	970	9746	8520	1.5%	3.81	1
1999-00	25590	349822	300426	581233	182818	398415	896114	34261	7520	400	7120	7803	0.8%	2.78	1
2000-01	25590	299788	299888	591427	209067	382360	816422	34737	(50034)	0	(50034)	0	—	(18.45)	1
2001-02	31982	214524	230772	591006	243172	347834	891806	35468	(10921)	(5548)	(5373)	0	—	(1.98)	7
2002-03	31983	227733	145831	608114	271307	336807	1085874	36213	51037	21026	30011	14430	2.76%	9.38	
2003-04	35683	323677	125977	627149	302369	324780	1555242	38260	129234	48200	81034	31825	5.21%	24.68	10
2004-05	36179	374960	249542	715079	345428	369651	2064866	45016	165190	41495	123695	51715	5.99%	34.38	11
2005-06	38287	515420	293684	892274	440151	452123	2429323	52094	205338	52450	152888	56778	6.29%	40.57	14

Notes :

@ On increased capital base due to conversion of Bonds/Convertible Debentures/Warrants / FCCN into shares.

$ On increased capital base due to issue of Bonus Shares. Net Worth excludes ordinary dividends.

* Equivalent to a face value of Rs. 10/- per share.

TATA MOTORS

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Attendance Slip

Members attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the SIXTY-FIRST ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai-400 020, at 3.00 p.m. on Tuesday, July 11, 2006.

....

Full name of the Member (in block letters) Signature

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for member holding shares in electronic form.

....

Full name of the proxy (in block letters) Signature

NOTES : 1. Member/Proxyholder wishing to attend the meeting must bring the Attendance Slip to the meeting.
2. Member/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.



TATA MOTORS

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Proxy

I/We ....

of.................... in the district of ....being

a Member/Members of the above named Company, hereby appoint ....

.... of .... in the district of ....or failing

him ....of....................in the district of....................

....................as my/our Proxy to attend and vote for me/us and on my/our behalf at the Sixty-first Annual General Meeting of the Company, to be held on Tuesday, July 11, 2006 or at any adjournment thereof.

Signed this .... day of 2006

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for members holding shares in electronic form.

No. of Shares

Signature


Affix
15 Paise
Revenue
Stamp

This form is to be used **In favour of / **against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

** Strike out whichever is not desired.

NOTES: (i) The Proxy must be returned so as to reach the Registered Office of the Company, Bombay House 24 Homi Mody Street Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.
(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.


TATA

Remarkable Achievements



Auto Monitor

Tata Motors was adjudged the 'Commercial Vehicle Manufacturer of the Year' by Auto Monitor

Tata Motors' Executive Director (Finance & Corporate Affairs), Mr P P Kadle, was selected by Business Today as India's Best CFO for 2005



CFO



Tata Motors Commercial Vehicle Business Unit received the 'JRD QV Award' for Business Excellence and the Passenger Car Business Unit received the 'Active Promotion Award'



Tata Motors' mini-truck, Ace received the BBC-Top Gear 'Best Commercial Vehicle Design' award



TRUST

Tata Motors has been chosen as India's 'Most Trusted Brand in Cars' in the Reader's Digest - AC Nielsen consumer survey



The Foundry Division at the Pune Plant received the 'Gargi Huttenes Albertus Green Foundry of the Year Award'

- The Commercial Vehicle Business Unit won the prestigious 'CII-EXIM Bank award' for Business Excellence

- The Jamshedpur Plant & the Car Plant at Pune received the Union Ministry of Power's National Energy Conservation Awards. The Commercial Vehicle Business Unit and the Passenger Car Business Unit also received the CII's National Award for Excellence in Energy Management

CORPORATE SOCIAL RESPONSIBILITY

True to the tradition of the Tata Group, Tata Motors is committed in letter and spirit to Corporate Social Responsibility (CSR). Tata Motors is gui by the Tata Code of Conduct in all its activities. The Company's focus areas in CSR include health, education, water management, environn protection, entrepreneurship development, and women empowerment. The Company follows the Triple Bottom Line concept under the Gl Reporting Initiative, adhering to the ten principles of the UN Global Compact, addressing the Millennium Development Goals, and also the Bh Nirman programme as laid out by the Prime Minister of India. In recognition of Tata Motors' corporate governance practices and econo environmental and social performance, the Company has been conferred with the 'CII-ITC Sustainability Award 2006 for Significant Achieven on the Journey towards Sustainable Development'.

Through its CSR activities, the Company aims to upgrade the quality of life of the communities around its areas of operations and encour employees to devote time to underprivileged sections through Company's projects and non-governmental organisations. This is in line with Company's broader goal of practising and promoting self -sustaining processes and welfare activities for social and economic development environmental protection. In a structured approach, the Company's CSR Committee guides and reviews the CSR activities. In all its CSR initiat the Company recognises and respects diverse community needs by undertaking specific and need-based initiatives across locations, w deploying global standards and policies.

Environment



Supporting education in rural areas

- More than 43,000 saplings were planted during the year on community wasteland and individual fallow land. So far, more than 7,00,000 saplings have been planted in Pune and Jamshedpur.

- Collapsible custom-built polypropylene (PP) boxes have been developed for bulky and light weight bought out components (e.g. dashboards). These PP boxes which have a useful life of more than 150 trips, can be dismantled and flattened, and returned to suppliers for re-use, eliminating the use of new packaging material each time.

- At the Pune foundry, about 25 to 30 MT/day of MS sheet metal generated as scrap from the Company's press shop is melted alongwith alloying elements to produce molten metal which is used for manufacture of grey iron and spheroidal grey iron castings (about 40% of the total metal requirement). The Pune foundry division was awarded the 'Gargi Huttenes Albertus Green Foundry of the Year Award '.

- Under the National Environment Awareness Campaign of the Ministry of Environment and Forests, Government of India, the Company, through Gram Vikas Kendra, a society formed and managed by the Company, was recognised as the Regional Resource Agency for the whole of Jharkhand state for the 13th consecutive year.

Energy & Water conservation

- A water reservoir having a capacity of 6,000 cubic metres was constructed at village Shelu in Pune district jointly by Tata Motors, CII western region and the villagers. The reservoir provides perennial supply of drinking water to approximately 700 families from village Shelu. So far, 22 settlements out of 65 settlements in the project area have been made tanker-free.

- Continuous improvements in conservation of electrical power through use of non-conventional energy resources such as wind po improvement in power factor and focus on energy conserving processes have resulted in a decreasing trend of consumption per unit vehi Through its energy conservation projects, the Company saved 573.97 lakh million joules in 2005-06.

The Jamshedpur Plant and the Car plant at Pune received the Union Ministry of Power's National Energy Conservation Awards, which recog significant initiatives to reduce energy intensity and improve energy efficiency. The Jamshedpur Plant won the award for the fourth year in a r The Commercial Vehicle Business Unit and the Passenger Car Business Unit also received the CII's National Award for Excellence in Ene Management.



Women are empowered to become independent at the Tata Motors' Grihini social welfare society



Extending medical services in rural areas

■ The Company has jointly collaborated with the Indian Oil Corporation for the use of 10% bio-diesel blend in the Company's fleet of 55 buses at Pune for the last two years. With this, the Company has taken a lead in the private sector to significantly reduce emissions of carbon dioxide and carbon monoxide. The Company has achieved 5% improvement in fuel economy and 6% reduction in Free-Acceleration-Smoke.

■ All round efforts in water conservation through tertiary treatment of treated effluents, re-circulation system for all cooling water usage points and reduced wastages have resulted in reduction in water consumption per equivalent vehicle.

Harvesting of rainwater has been successfully implemented at the Pune plant since the last four years. 71,300 cubic metres of water has been harvested in 2005-06 compared to 35,000 cubic metres in 2002-03.

Health

■Under the Total Sanitation Campaign in Jamshedpur, adoption of low cost sanitary toilets and other sanitation components are promoted in the earmarked villages, with over 1,100 built last year. About 5,000 low cost toilets have been built in the project area so far, since the year 2000.

■ The mobile outreach clinics of Tata Motors' societies in Pune and Jamshedpur with their medical vans reaches health services to the doorsteps of needy villagers in its peripheral areas. During the year 2005-06, curative services were provided to 67,508 patients through out-patient clinics and specialised camps.

■ Free cardiac check-up and investigation camps were organised by Jan Parivar Kalyan Sansthan, a Tata Motors society, in Lucknow, as a joint initiative with Escorts Cardiac Institute in 2005-06, where a team of doctors and paramedicals examined more than 200 patients and free ECG and Echo Cardiography was done.

Through collaboration with the Population Foundation of India, appropriate health advice is given to adolescent boys and girls, particularly on reproductive health. Three free health check-up camps were conducted for villages in Pune. 1,170 villagers benefited from the initiative. Treatment, control and rehabilitation work for leprosy affected people was carried out by the Nav Jagrat Manav Samaj, a Tata Motors society in Jamshedpur. The prevalence rate of leprosy in the area has come down from 21 per thousand in 1999-2000 to 1.23 per thousand in 2005-06.

Education & Livelihood

■ Drivers have been identified as a key community for Tata Motors because of their association with the Company's business. Exhaustive work done in this area by the Customer Care Department is an example of a non-plant initiative in serving communities across the country. A special booklet has been developed for spreading awareness on issues ranging from fuel efficiency to AIDS.

■ 45 self-help groups in Pune were given vocational training on tailoring, vermiculture etc for self-reliance. Special projects like irrigation schemes, water distribution scheme, low cost housing and self-help groups are being implemented to help 3,000 individuals in the Pune district since the last 5 years.

■ 33 schools and institutions of social and cultural development are supported through the Shiksha Prasar Kendra, a Tata Motors society in Jamshedpur. About 18,000 students are receiving support to avail of standard education, out of which 7,664 are girl students.

Tata Novus manufacturing facility



Gas Analyser




TRUMPF
LASERCELL 1005

Laser Gun operated
in the Prototype Shop



Gas Analyser Vehicle Chamber



Suspension Parameter Measuring Machine



Welding Line

Final Inspection Point



Styling Studio





Prototype Shop craftsmen at work



CAD designing

Torture track testing





Engine Management System Simulator



Paint Shop

TATA MOTORS LIMITED

Bombay House 24 Homi Mody Street Mumbai 400 001

